






Notice of 2025 Annual Meeting & Proxy Statement



Our mission

Our mission is to bring everyone the inspiration to create a life they love

    

Our core values

Our core values bring Pinterest to life

Because we aim to achieve our ambitious goal of inspiring the world, our everyday work is grounded in core values that reflect the beliefs and principles we cherish most. This includes doing right by our users, making big bets and taking smart risks, maintaining a high standard of excellence and innovation, collaborating closely, and creating a culture of belonging.

Letter from the CEO



"As online content has become increasingly divisive and often harmful, Pinterest is increasingly standing out as the oasis for those seeking inspiration, action and joy."

Dear fellow stockholders:

We have driven significant business transformation over the last 2.5 years—and our 2024 results demonstrate that our strategy is working. Our global users are at a record high, surpassing 550 million MAUs, and we more than doubled our full year revenue growth rate from 9% in 2023 to 19% in 2024. At the same time, we delivered $1.9 billion in net income and over one billion dollars in adjusted EBITDA, a roughly 50% increase, as we continue to drive profitable growth.

Fueling these results is our steadfast commitment to our mission to bring everyone the inspiration to create a life they love. This mission is rooted in positivity, which we believe is Pinterest's unique superpower in the world of social media and e-commerce. As online content has become increasingly divisive and often harmful, Pinterest is increasingly standing out as the oasis for those seeking inspiration, action and joy.

Meanwhile, we have broadened and deepened our investment in and use of AI, which is integrated into nearly every aspect of our user experience and advertising business. We leverage AI and our unique first party signal to deliver a more personalized and relevant experience for our users. AI powers our recently launched lower funnel ad product suite, automating campaigns for advertisers, driving down costs, and ultimately delivering strong performance; while teams across Pinterest, from engineers to project managers, use AI to improve quality and productivity.

Our mission and strategy, combined with a strong focus on execution, has made our platform more actionable and shoppable than ever before. People are coming to Pinterest more often and engaging more deeply, and advertisers are seeing results.

We remain committed to our priorities around environmental, social and governance ("ESG") with oversight from the Board's Nominating and Corporate Governance Committee. With increasing concern about the impact of technology on youth mental health, we continue to prioritize user well-being. We exceeded our first-year commitments to the Inspired Internet Pledge—a call to action for tech companies and the broader industry to come together to make the internet a safer and healthier place for everyone. Through the Pinterest Impact Fund, we invested nearly $11 million in organizations around the world that are working to advance youth mental health, emotional wellbeing and community resilience. We further advanced the field by co-founding innovative partnerships, such as the Youth Mental Health Corps, to provide mental health resources and support to young people. Our next report on ESG matters, launching later this year, will provide additional information about our priorities and progress.

As we reflect on 2024, I am incredibly proud of the progress we have made and see even more growth, innovation and impact ahead. I'm grateful to all of our employees, users, partners and stockholders for their support. I can't wait to see what we will achieve together in the years to come.

Sincerely,

Bill Ready
Chief Executive Officer



Performance highlights

Our mission is to bring everyone the inspiration to create a life they love.

Pinterest is a visual discovery platform at the intersection of search, social and commerce. It is where you find and do what you love. With Pinterest, you can discover useful and relevant ideas that inspire you to do and shop.

Pinterest began as a tool to help people collect the things they were passionate about online. But it soon became apparent that the real joy was getting inspired by what other people shared and applying that inspiration to your own lives.

Users began using the platform to answer everyday questions like "What should I cook?" and "What should I wear?" They also used it for epic goals like getting a tattoo or building motorcycles. Whatever the interest, people have told us that life gets a little bit better when they can use these ideas to make more of their moments.

Today, 553 million people come to the platform every month to explore and experience more than 500 billion ideas that have been saved. We're proud to help people discover and do what they love. And the really exciting part is that we are just getting started.

Our headquarters are in San Francisco, CA. We have over 4,500 employees across the globe, including in the United States, Ireland, Germany, United Kingdom, France, Brazil, Mexico, Japan, Canada, Spain, Italy, Singapore, Netherlands, Poland and Australia.







Business and strategic highlights

Proxy

Overview of 2024 results

Our key financial and operating results as of and for the year ended December 31, 2024, are as follows:

Revenue
$3,646M

Global Monthly active users ("MAUs")[1]
553M

Average revenue per user ("ARPU")[2]
$6.94

Net income
$1,862M

Adjusted EBITDA[3]
$1,032M

Monthly active users
(in millions)



Revenue
(in millions)



Net income (loss)
(in millions)



Adjusted EBITDA
(in millions)



Average revenue per user



[1] We define a monthly active user as an authenticated Pinterest user who visits our website, opens our mobile application or interacts with Pinterest through one of our browser or site extensions, such as the Save button, at least once during the 30-day period ending on the date of measurement. The number of MAUs does not include Shuffles users unless they would otherwise qualify as MAUs. We present MAUs based on the number of MAUs measured on the last day of the current period.

[2] We measure monetization of our platform through our average revenue per user metric. We define ARPU as our total revenue in a given geography during a period divided by average MAUs in that geography during the period. We calculate average MAUs based on the average of the number of MAUs measured on the last day of the current period and the last day prior to the beginning of the current period. We calculate ARPU by geography based on our estimate of the geography in which revenue-generating activities occur.

[3] We define Adjusted EBITDA, a non-GAAP measure, as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, payroll tax expense related to share-based compensation, interest income (expense), net, other income (expense), net, provision for (benefit from) income taxes, and certain other non-recurring or non-cash items impacting net income (loss) that we do not consider indicative of our ongoing business performance. See Appendix A to this Proxy Statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Table of contents

Note about our websites and reports and forward-looking statements:

Website references are provided in this Proxy Statement for convenience only. The content of any referenced websites or reports, including any other websites or reports referenced or discussed in this Proxy Statement, are not deemed to be part of, nor incorporated by reference into, this Proxy Statement. We assume no liability for the content contained on the referenced websites.

This Proxy Statement may contain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are subject to substantial risks and uncertainties and are based on estimates and assumptions as of filing. All statements other than statements of historical facts included in the Proxy Statement, including statements about the company's goals, progress or expectations with respect to corporate responsibility, sustainability, corporate governance, executive compensation and other matters, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "believes," "estimates," "expects," "projects," "may," "will," "can," "could," "would," "might," "continue," "intends," "plans," "targets," "strategy," "goals," "objectives," "forecasts," "potential," "anticipates," or and similar expressions, or the negative of these terms, and similar expressions intended to identify forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results or outcomes to differ materially from the forward-looking statements expressed or implied in this Proxy Statement. Such risks, uncertainties and other factors include those risks described in "Risk factors" and "Management's discussion and analysis of financial condition and results of operations" in our most recent annual report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC") and other subsequent documents we file with the SEC. The inclusion of information related to our corporate responsibility efforts is not an indication that such topics are material to the company, our investors or other stakeholders, or required to be disclosed in our filings, in each case under SEC reporting or any other laws or requirements that may apply to us.

Notice of annual meeting of stockholders

You are cordially invited to attend the 2025 annual meeting of stockholders ("annual meeting") on Thursday, May 22, 2025, at 8:00 a.m. Pacific Time, which we are holding exclusively online via live webcast at *www.virtualshareholdermeeting.com/PINS2025*. Whether or not you expect to attend the annual meeting, please vote, as instructed in these materials, as promptly as possible in order to ensure your representation at the annual meeting. Even if you have voted by proxy, you may still vote at the annual meeting by following the instructions under "Voting and annual meeting information."

Voting items

Proposals		Board Vote Recommendation	For Further Details
1	To elect the four Class III nominees for director named in the accompanying Proxy Statement to hold office until the 2028 annual meeting of stockholders and until their successors have been duly elected and qualified, or until their office is otherwise vacated.	**"FOR"** each director nominee	**Page 10**
2	To approve, on a non-binding advisory basis, the compensation of our named executive officers ("say-on-pay").	**"FOR"**	**Page 34**
3	To ratify the audit and risk committee's selection of Ernst & Young LLP as the company's independent registered public accounting firm for fiscal year 2025.	**"FOR"**	**Page 58**
4	To approve an amendment to our Amended and Restated Certificate of Incorporation to provide for officer exculpation as permitted by Delaware law.	**"FOR"**	**Page 62**

We will also conduct any other business properly brought before the annual meeting.

These proposals, as well as instructions for accessing the virtual annual meeting, are more fully described in the accompanying Proxy Statement. The record date for the annual meeting is March 26, 2025. Only stockholders of record at the close of business on that date may vote at the annual meeting or any adjournment thereof. We expect to begin mailing a notice of internet availability of proxy materials on or about April 9, 2025, to all stockholders of record entitled to vote at the annual meeting.

By Order of the Board of Directors

[signature: Wanji Walcott]

Wanji Walcott
Chief Legal & Business Affairs Officer and Corporate Secretary
San Francisco, California
April 9, 2025

Important notice regarding the availability of proxy materials for Pinterest's 2025 annual meeting of stockholders: The notice, proxy statement and annual report are available at *www.proxyvote.com*.



Date and Time
Thursday, May 22, 2025, at 8:00 a.m. Pacific Time



Location
www.virtualshareholder meeting.com/PINS2025

Who Can Vote
Stockholders as of March 26, 2025 are entitled to vote

How to Vote



Internet
www.proxyvote.com



Phone
1-800-690-6903



Mail
Complete, sign and date the enclosed proxy card or voting instruction card and return it promptly in the envelope provided

Proxy summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

2025 annual meeting of stockholders

 **Date and Time** To Be Held Online at 8:00 a.m. Pacific Time on Thursday, May 22, 2025	 **Location** *www.virtualshareholdermeeting.com/PINS2025*

This Proxy Statement is furnished in connection with the solicitation of your proxy by our board of directors ("board") to vote at the 2025 annual meeting of stockholders ("annual meeting"), including at any adjournments or postponements of the annual meeting. This Proxy Statement contains information to be voted on at the annual meeting and certain other information required by Securities and Exchange Commission ("SEC") rules. In accordance with SEC rules, we are making our proxy materials available at www.proxyvote.com with an option to request a printed set be mailed to you. We expect to begin mailing a notice of internet availability of proxy materials on or about April 9, 2025, to all stockholders of record entitled to vote at the annual meeting. This notice contains instructions for viewing the proxy materials and voting online and requesting a printed set of proxy materials.

You are cordially invited to attend the annual meeting on Thursday, May 22, 2025 at 8:00 a.m. Pacific Time, which we are holding exclusively online via live webcast at *www.virtualshareholdermeeting.com/PINS2025*. Whether or not you expect to attend the annual meeting, please vote, as instructed in these materials, as promptly as possible in order to ensure your representation at the annual meeting. Even if you have voted by proxy, you may still vote at the virtual annual meeting by following the instructions under "Voting and annual meeting information".

Agenda

Proposals		Board Vote Recommendation	For Further Details
1	To elect the four Class III nominees for director named in the accompanying Proxy Statement to hold office until the 2028 annual meeting of stockholders and until their respective successors have been duly elected and qualified, or until their office is otherwise vacated.	**"FOR"** each director nominee	**Page 10**
2	To approve, on a non-binding advisory basis, the compensation of our named executive officers ("say-on-pay").	**"FOR"**	**Page 34**
3	To ratify the audit and risk committee's selection of Ernst & Young LLP as the company's independent registered public accounting firm for fiscal year 2025.	**"FOR"**	**Page 58**
4	To approve an amendment to our Amended and Restated Certificate of Incorporation to provide for officer exculpation as permitted by Delaware law.	**"FOR"**	**Page 62**

Our board of directors

The following table provides summary information about each of our continuing directors, including the four nominees for election at the annual meeting.

		Name	Principal Occupation	Age	Director Since	Independent	Committee Memberships
Nominees for Election	Class III	Leslie Kilgore	Former Chief Marketing Officer, Netflix	59	2019	Yes	Compensation Committee (chair)*
		Bill Ready	Chief Executive Officer, Pinterest	45	2022	No	None
		Benjamin Silbermann Non-Executive Chair	Co-Founder and non-Executive Chair, Pinterest	42	2008	No	None
		Salaam Coleman Smith	Former EVP, ABC Family	55	2020	Yes	Audit Committee** Governance Committee***
Continuing Directors	Class I	Chip Bergh	Former President & CEO, Levi Strauss & Co.	67	2024	Yes	Governance Committee (chair)[1] Compensation Committee
		Jeremy Levine	Partner, Bessemer Venture Partners	51	2011	Yes	Governance Committee[2]
		Gokul Rajaram	Former Corporate Development and Strategy Lead, DoorDash	50	2020	Yes	Compensation Committee
		Marc Steinberg	Partner, Elliott Management Corporation	35	2022	Yes	Audit Committee
	Class II	Fredric Reynolds	Former EVP & CFO, CBS Corporation	74	2017	Yes	Audit Committee
		Scott Schenkel	Chief Financial Officer, Expedia	57	2023	Yes	Audit Committee (chair)
		Andrea Wishom Lead Independent Director	President, Skywalker Holdings	55	2020	Yes	Compensation Committee

* Our talent development and compensation committee is referred to as "compensation committee" throughout this Proxy Statement.

** Our audit and risk committee is referred to as "audit committee" throughout this Proxy Statement.

*** Our nominating and corporate governance committee is referred to as "governance committee" throughout this Proxy Statement.

[1] Mr. Bergh assumed the position of governance committee chair effective April 1, 2025.

[2] Mr. Levine served as governance committee chair for the entirety of fiscal year 2024. Mr. Bergh succeeded Mr. Levine as chair effective April 1, 2025.

Board snapshot

The following charts reflect the age, independence, tenure, gender and race/ethnicity of the members of our board continuing in office following the annual meeting, assuming the election of all nominees:



Age	Independence	Tenure	Gender	Race/Ethnicity
● 3 < 50	● 9 Independent	● 4 < 4 years	● 8 Male	● 3 Racially/Ethnically Diverse
● 6 50-60	● 2 Non-Indepedent	● 5 4-10 years	● 3 Female	● 1 Declined to disclose
● 2 >60		● 2 >10 years		● 7 Caucasian

Skills and experience

	Chip Bergh	Leslie Kilgore	Jeremy Levine	Gokul Rajaram	Bill Ready	Frederic Reynolds	Scott Schenkel	Ben Silbermann	Salaam Coleman Smith	Marc Steinberg	Andrea Wishom
Governance	●	●	●	●	●	●	●		●	●	●
Management	●	●		●	●	●	●	●	●		●
Technology or Cybersecurity		●	●	●	●	●	●	●		●	
Finance	●	●	●			●	●		●	●	●
Sales and marketing	●	●				●			●		●
Global companies	●	●	●	●	●	●	●	●	●		●
Media & content		●		●		●		●	●	●	●
E-commerce	●	●	●	●	●		●		●	●	
Other public company board	●	●	●	●	●	●	●		●	●	●
Public company CEO	●				●		●	●			

For more information about our board members, see page 11 of this Proxy Statement.

Corporate governance highlights

Our corporate governance practices are designed to promote the long-term interests of our stockholders, strengthen board and management accountability and foster responsible decision-making. The following table summarizes our corporate governance policies and practices.

- lead independent director
- board chair and CEO roles held by two different people
- fully independent board committees
- diverse board in terms of skills, independence, gender, race/ethnicity
- regular board refreshment with 7 new directors since 2019
- board service limited to no more than 5 public companies, including the Pinterest board
- annual self-evaluation of the full board
- regular review of board succession planning
- minimum stock ownership requirement
- director resignation policy
- director retirement expectation
- proxy access for qualifying stockholders
- stockholder engagement

For more information about our corporate governance practices, see page 23 of this Proxy Statement.

Executive compensation highlights

We endeavor to maintain sound governance standards through the administration of our executive compensation program. The following tables summarize our compensation governance policies and practices.

What we do

- fully independent compensation committee
- independent compensation consultant to the compensation committee
- annual review of the compensation program, best practices and market trends
- majority of executive compensation tied to stockholder value creation
- annual review of succession plans for key officers
- "double trigger" termination required for vesting in equity in connection with change in control
- annual stockholder non-binding advisory vote on our compensation program (say-on-pay)
- clawback policy in the event of a financial restatement or misconduct
- minimum stock ownership requirement

What we don't do

- pension and executive retirement plans
- significant perquisites to executive officers
- supplemental executive benefits
- "single trigger" vesting in equity upon change in control
- employee or director hedging or pledging of our equity securities
- tax "gross-ups" on change in control payments
- dividends or equivalents on unvested equity awards

For more information about our executive compensation practices and policies, see page 35 of this Proxy Statement.

Election of directors

Proposal 1

Election of directors

Our board is comprised of eleven members. In accordance with our amended and restated certificate of incorporation (our "certificate of incorporation"), our board is divided into three staggered classes of directors. At the annual meeting, four Class III directors will stand for election for a three-year term (through the 2028 annual meeting of stockholders). Each director's term continues until the election and qualification of their respective successor or until their office is otherwise vacated.

Each of the nominees standing for election at the annual meeting currently serves as a director. Three of the four director nominees, Leslie Kilgore, Benjamin Silbermann, and Salaam Coleman Smith, were most recently elected by our stockholders at the 2022 annual meeting of stockholders. In June 2022, our board appointed Bill Ready as a Class III director when he became our Chief Executive Officer.

Upon recommendation by our governance committee, the board has nominated each of them for election for a term of three years (through the 2028 annual meeting of stockholders) and until their respective successors have been duly elected and qualified, or until their office is otherwise vacated.

> The board recommends a vote **FOR** each director nominee

Our board of directors

Board composition

Our continuing board is composed of a diverse group of individuals, with a broad range of backgrounds, experience and skills relevant to our company. We believe that this provides us with a diverse range of perspectives and judgment necessary to guide our strategies and monitor their execution. Many of the directors have senior leadership experience at major U.S. and international companies. In these positions, they have also gained experience in areas such as management, financial planning, public company governance, sales and marketing, media and content, e-commerce, cyber security and international business. Many of our directors have experience serving on boards and board committees of other public companies and have an understanding of corporate governance practices and trends and different business processes, challenges and strategies. Further, our directors also have other experience that makes them valuable members of the board, including experience in established or growing technology companies.



Age	Independence	Tenure	Gender	Race/Ethnicity
● 3 < 50	● 9 Independent	● 4 < 4 years	● 8 Male	● 3 Racially/Ethnically Diverse
● 6 50-60	● 2 Non-Indepedent	● 5 4-10 years	● 3 Female	● 1 Declined to disclose
● 2 >60		● 2 >10 years		● 7 Caucasian

Board experience and expertise

The following reflects the experience and expertise of the members of our board, assuming the election of all nominees:

Governance	**Management**	**Technology or Cyber Security**	**Finance**
Governance experience supports our emphasis on strong board and management accountability, transparency, protection of stockholder interests and long-term value creation.	Leadership and management experience enables our board to provide advice, guidance and assess the performance of our own management and workforce.	Experience in the technology sector is valuable to effectively oversee and understand our product strategy, and expertise in cybersecurity/ privacy matters helps our board oversee these risks.	Financial expertise provides our board with the financial acumen necessary to inform its oversight of our financial performance and reporting, internal controls and long-term strategic planning.
10 Directors	**9** Directors	**8** Directors	**8** Directors

Sales & Marketing	**Global**	**Media & Content**	**E-commerce**
Experience in sales and marketing enables the directors to provide valuable advice and oversight over our ads business, sales and marketing activities and growth strategy.	Experience leading large, global companies and teams helps the directors to advise us on our international growth and expansion.	Experience in the media industry and/or with content focused companies enables directors to meaningfully oversee long term strategy on content.	Experience with e-commerce supports us in developing and strengthening the shopping initiatives on our platform.
5 Directors	**10** Directors	**7** Directors	**8** Directors

Other Public Company Board	**Public Company CEO**
Experience on other public company boards helps directors understand the operations of a public company and the applicable legal and regulatory risks.	Experience as a public company CEO and expertise in public company dynamics helps our management team with strategy, performance, prioritization and leadership.
10 Directors	**4** Directors

Class III director nominees for election at the 2025 annual meeting of stockholders

Leslie Kilgore

Former Chief Marketing Officer, Netflix, Inc.
Director since 2019



Leslie Kilgore served as Chief Marketing Officer of Netflix, Inc., an online entertainment service, from 2000 to 2012. From 1999 to 2000, she served as Director of Marketing of Amazon.com, Inc., an online retail company. Ms. Kilgore held various positions, including Brand Manager, at The Procter & Gamble Company, a manufacturer and marketer of consumer products, from 1992 to 1999. Ms. Kilgore currently serves on the board of directors of Netflix, Inc. In addition to her public company boards, she serves on the board of directors of Discord Inc. She previously served on the board of directors of Nextdoor Holdings, Inc. from 2021 to 2023, Medallia, Inc. from 2015 to 2021, and LinkedIn Corp. from 2010 to 2016.

Our committees

- Compensation Committee (chair)

Other current public boards

- Netflix, Inc. (member of audit committee)

Education

- Master of Business Administration, Stanford University Graduate School of Business
- Bachelor of Science, Wharton School of Business at the University of Pennsylvania

Relevant experience

Extensive experience as a marketing executive with internet retailers and consumer product companies and experience as a board member of public and private companies

Bill Ready

CEO, Pinterest
Director since 2022



Bill Ready has served as our Chief Executive Officer and as a director on our board since June 2022. Previously he was the president of commerce, payments & next billion users at Alphabet Inc., a technology company, from January 2020 until June 2022. Prior to joining Alphabet, Inc., Mr. Ready was executive vice president and chief operating officer of PayPal Holdings, Inc., an internet-based payment system company, from October 2016 through July 2019 and continued as executive vice president through December 2019 during the transition until he departed PayPal. Prior to that, he was PayPal's senior vice president, global head, product & engineering from July 2015 to September 2016 and he continued to lead Braintree and Venmo operations while in various roles at PayPal following PayPal's acquisition of Braintree (parent company of Venmo) in December 2013. From October 2011 to December 2013, he was the chief executive officer of Braintree, a mobile and web payment systems company acquired by PayPal. Prior to Braintree, Mr. Ready was executive in residence at Accel Partners, a leading Silicon Valley venture capital and growth equity firm. Mr. Ready also served as president of iPay Technologies from 2008 to 2011. He also worked as a strategy consultant for McKinsey & Company, where he advised leading financial technology companies. In addition to his public company boards, Mr. Ready is a senior advisor and limited partner of Silversmith Capital Partners.

Our committees

- None

Other current public boards

- Williams Sonoma, Inc. (member of audit and finance committee and compensation committee)
- Automatic Data Processing, Inc. (member of audit committee and corporate development and technology advisory committee)

Education

- Master of Business Administration, Harvard Business School
- Bachelor of Science in Information Systems and Finance, University of Louisville

Relevant experience

Extensive experience as a C-suite-level officer and director of various technology companies



Benjamin Silbermann

Co-Founder, non-Executive Chair, Pinterest
Director since 2008

Benjamin Silbermann is a Co-Founder and non-Executive Chair of Pinterest. He previously served as our Chief Executive Officer from 2008 and as President from 2012 until June 2022. Prior to co-founding Pinterest, Mr. Silbermann worked at Alphabet Inc., a technology company, from 2006 to 2008. He currently serves on the board of non-profit organizations, including The How We Feel Project and Resolve to Save Lives.

Our committees

- None

Other current public boards

- None

Education

- Bachelor of Arts in Political Science, Yale University

Relevant experience

Deep knowledge and understanding of our company, strategy and business as our former President and CEO and experience with product development

Salaam Coleman Smith

Former EVP, The Walt Disney's ABC Television Group
Director since 2020



Salaam Coleman Smith served as Executive Vice President at The Walt Disney's ABC Television Group, a multinational broadcast television group from 2014 to 2016, overseeing Strategy and Programming for ABC Family. Prior to joining The Walt Disney Company, Ms. Smith worked at Comcast NBCUniversal, a multinational media company since 2003, where she served as President of Style Network from 2008 to 2013. Prior to joining Comcast NBCUniversal, Ms. Smith worked at Viacom Inc., a multinational mass media conglomerate for nearly ten years where she served as a senior executive within MTV Networks International Division and helped oversee Nickelodeon's global expansion in Europe, Asia, and Latin America. Ms. Smith has served as a board member for several non-profit organizations, including Women in Cable Telecommunications and Dress For Success. In addition to her public boards, she also serves on the board of Scopely, an online gaming company since December 2021.



Our committees

- Audit Committee (member)
- Governance Committee (member)

Other current public boards

- Gap, Inc. (member of compensation and management development committee)

Education

- Bachelor of Science in Industrial Engineering, Stanford University

Relevant experience

Strong expertise in global media, multi-platform content, brand development, strategic planning, financial management, consumer-centric insights and C-level management

Class I directors continuing in office until the 2026 annual meeting of stockholders

Chip Bergh

Former President & Chief Executive Officer, Levi Strauss & Co.
Director since 2024



Chip Bergh is currently a Senior Lecturer at Harvard Business School. Prior to this, he served as President and Chief Executive Officer and Director of Levi Strauss & Co., a global apparel company, from 2011 to 2024. Prior to joining Levi Strauss & Co., Mr. Bergh spent 28 years at Procter & Gamble (P&G) in roles of increasing scope and complexity in brand management, general management and executive leadership. In addition to his current public company board, Mr. Bergh previously served on the boards of VF Corporation and the Economic Development Board of Singapore.

Our committees

- Governance Committee (chair)
- Compensation Committee (member)

Other current public boards

- HP, Inc. (non-executive chair and member of the HR and compensation committee and the nominating, governance and social responsibility committee)

Education

- Bachelor of Arts in International Affairs, Lafayette College, Pennsylvania

Relevant experience

Extensive leadership experience as a former public company CEO as well as global, sales, marketing, e-commerce experience, and serving on public company boards

Jeremy Levine

Partner, Bessemer Venture Partners
Director since 2011



Jeremy Levine is a partner at Bessemer Venture Partners, a venture capital and private equity firm, which he joined in 2001. His activities at Bessemer are focused on entrepreneurial startups and high growth companies primarily in the technology industry. In addition to his current public company board, Mr. Levine previously served on the board of directors of other public companies, including Yelp. Mr. Levine currently serves on the board of directors of several private companies.

Our committees

- Governance Committee (member)

Other current public boards

- Shopify, Inc. (member of nominating and corporate governance committee)

Education

- Bachelor of Science, Duke University

Relevant experience

Extensive experience with technology companies, serving on the boards of directors of public and private companies, and experience as a venture capitalist

Gokul Rajaram

Former Corporate Development and Strategy Lead, DoorDash, Inc.
Director since 2020



Proxy

Gokul Rajaram invests in and advises technology companies. He is Co-Founder of Marathon Management Partners and has served as Partner since January 2025. Previously, Mr. Rajaram served in various leadership roles at DoorDash, a food ordering service, from 2019 to 2024, most recently as Corporate Development and Strategy Lead. Previously, from 2013 to 2019, Mr. Rajaram served on the executive team of Block, Inc. previously named Square, Inc.) and led several product development teams, most recently as the lead for Caviar, a food delivery service. Prior to Block, Inc., Mr. Rajaram served as Product Director of Ads at Meta, Inc. (previously named Facebook, Inc.), a social media company. Prior to that, Mr. Rajaram was Product Management Director for Google AdSense, an online advertising product. Mr. Rajaram serves on two other public company boards - Coinbase and The Trade Desk - as well as a few late-stage private company boards.

Our committees

- Compensation Committee (member)

Other current public boards

- The Trade Desk Inc. (member of compensation committee and audit committee)
- Coinbase Global Inc. (chair of nominating and governance committee and member of compensation committee)

Education

- Master of Computer Science, University of Texas
- Master of Business Administration, The Massachusetts Institute of Technology
- Bachelor of Computer Science, Indian Institute of Technology, Kanpur

Relevant experience

Extensive experience with product development and as an officer and director of technology companies, including public companies

Marc Steinberg

Partner, Elliott Management Corporation
Director since 2022



Marc Steinberg is a Partner at Elliott Management Corporation, an investment management firm. He is responsible for public and private equity investments across a range of industries, including the technology, media and telecommunications sectors. In addition to his public company boards, Mr. Steinberg currently serves on the board of directors of several private companies, including, Nielsen, a global leader in audience insights, data and analytics, Syneos Health, a fully integrated biopharmaceutical solutions organization and Cubic, a technology-driven provider of solutions for public transit and defense applications. Prior to joining Elliott in 2015, Mr. Steinberg worked at investment bank Centerview Partners. Mr. Steinberg was appointed to our board pursuant to the cooperation agreement entered into by and among the company, Elliott Associates, L.P. and Elliott International L.P. A description and a copy of the cooperation agreement is available on the Form 8-K filed with the SEC on December 6, 2022.

Our committees

- Audit Committee (member)

Other current public boards

- Etsy, Inc. (member of audit committee)

Education

- Bachelor of Arts in Economics, Harvard College

Relevant experience

Strong experience in financial management and industry expertise as a strategic advisor to technology companies

Class II directors continuing in office until the 2027 annual meeting of stockholders

Fredric Reynolds

Former Executive Vice President and Chief Financial Officer, CBS Corporation

Director since 2017



Fredric Reynolds served as Executive Vice President and Chief Financial Officer of CBS Corporation, a mass media company, from 2006 to 2009. From 2001 to 2005, he served as President and Chief Executive Officer of Viacom Television Stations Group and as Executive Vice President and Chief Financial Officer of Viacom Inc. from 2000 to 2001. He also served as Executive Vice President and Chief Financial Officer of Westinghouse Electric Corporation, a predecessor of CBS Corporation. Prior to that, Mr. Reynolds held several positions at PepsiCo, a food and beverage corporation, for twelve years, including Chief Financial Officer or Financial Officer at Pizza Hut, Pepsi-Cola International, Kentucky Fried Chicken Worldwide and Frito-Lay. Mr. Reynolds served on the board of directors of MGM Holdings Inc. from 2010 to 2022 and Mondelez International, Inc. (formerly Kraft Foods) from 2007 to 2022.

Our committees

- Audit Committee (member)

Other current public boards

- RTX Corporation (formerly Raytheon Technologies) (lead director, member of governance and public policy committee and human capital and compensation committee)

Education

- Bachelor in Business Administration, University of Miami
- Certified Public Accountant

Relevant experience

Extensive financial, leadership and media expertise, management experience in a broad range of companies and service on the board of public companies

Scott Schenkel

Chief Financial Officer, Expedia Group Inc.
Director since 2023



Scott Schenkel has served as the Chief Financial Officer for Expedia Group, Inc., an online travel company, since February 2025. Prior to joining Expedia, Mr. Schenkel served as the Interim CEO and as a director of eBay Inc., a multinational e-commerce company, from September 2019 through April 2020 and its Senior Vice President and Chief Financial Officer, leading finance, analytics and information technology, as well as eBay's Classifieds business unit from 2015 to 2019. Prior to the eBay CFO role, Mr. Schenkel spent six years as Senior Vice President and Chief Financial Officer of eBay Marketplace, where he was responsible for overseeing finance, analytics, strategy and innovation across the business. He joined eBay in 2007 as Vice President of Global Financial Planning and Analytics.

Prior to eBay, Mr. Schenkel spent nearly 17 years at General Electric Company in a variety of financial leadership roles. Mr. Schenkel's last role at GE was the Chief Financial Officer of GE Healthcare Clinical Systems, a global healthcare equipment and clinical information technology solutions provider.

In addition to his public company boards, Mr. Schenkel has served on the board of directors of Forter since early 2022.

Our committees

- Audit Committee (chair)

Other current public boards

- NetApp (chair of talent & compensation committee)

Education

- Bachelor of Science in Finance, Virginia Polytechnic Institute and State University's Pamplin College of Business

Relevant experience

Extensive financial, leadership and industry expertise, management experience in a broad range of companies and service on the board of public companies

Andrea Wishom

President, Skywalker Holdings LLC
Director since 2020; Lead Independent Director



Andrea Wishom has served as President of Skywalker Holdings, LLC, a multi-billion dollar diversified private holding company and family office since 2017. She oversees over a billion dollars in assets for various business units, human resources, finance, and all philanthropic and creative aspects for the company. Before joining Skywalker, Ms. Wishom spent over 20 years at Harpo Productions, an American multimedia production company. At Harpo Productions she held various production, programming, development and executive roles for The Oprah Winfrey Show, Harpo Studios and OWN: The Oprah Winfrey Network and most recently as the Executive Vice President. Ms. Wishom previously served on the board of directors of Nextdoor Holdings, Inc. from 2021 to 2023. She currently serves on the board of directors of several private companies, including Tory Burch LLC and Inflection AI.

Our committees

- Compensation Committee (member)

Other current public boards

- None

Education

- Bachelor of Arts in English, University of California, Berkeley

Relevant experience

Extensive experience in media industry and C-suite-level management experience

Director selection and recruitment

The governance committee is responsible for, among other things, overseeing succession planning for directors and ensuring that we have a qualified board to oversee management's execution of the company's strategy and safeguard the long-term interests of stockholders. In this regard, the governance committee is charged with identifying, evaluating and recommending potential director candidates.

1

Identify



- In identifying potential candidates for board membership, the governance committee considers recommendations from directors, stockholders, management and others, including, from time to time, executive search firms to assist it in locating qualified candidates.
- The governance committee does not distinguish between nominees recommended by stockholders and other nominee recommendations.

2

Evaluate



- Once potential director candidates are identified, the governance committee, with the assistance of management, undertakes an extensive vetting process that considers each candidate's background, experience, qualifications, independence and fit with the board's priorities.
- As part of this vetting process, the governance committee, as well as other members of the board and the CEO, conduct a series of interviews with the candidates.

3

Recommend

- If the governance committee determines that a potential candidate meets the needs of the board and the company and has the desired qualifications and experiences, it recommends the candidate's nomination or appointment to the full board for consideration.

The governance committee strives to maintain an engaged, independent board with broad and diverse perspective, experience and judgment that is committed to representing the long-term interests of our stockholders. The governance committee considers a wide range of factors when selecting and recruiting director candidates, including achieving:

- **an experienced and qualified board.** The governance committee seeks directors with a record of accomplishment in their chosen fields that are relevant to our company and its industry.

- **diversity.** The governance committee seeks candidates representing a diversity of occupational and personal backgrounds, knowledge, skills, qualifications and viewpoints so that the board provides effective oversight of the management of the company. The governance committee reviews the board's effectiveness in balancing these considerations when assessing the composition of the board.

- **board refreshment.** We believe that Pinterest benefits from fostering a mix of experienced directors with a deep understanding of the company and its industry and those who bring fresh perspectives. We have regularly refreshed our board since our initial public offering ("IPO") in April 2019, including the addition of seven new directors over the past six years.

- **ideal board size.** The board currently has eleven directors and three classes of directors. The board believes this size works well as it provides a sufficient number of directors to achieve an appropriate mix of experience and meet its oversight responsibilities while promoting accountability and efficiency.

- **a board with strong personal attributes.** We believe that all of our directors should possess the following personal attributes: high integrity and good judgment, absence of legal or regulatory impediments, independence of mind and strength of character to effectively represent the best interests of all stockholders and provide practical insights and diverse perspectives, ability to act in an oversight capacity, appreciation for the issues confronting a public company, adequate time to devote to the board and its committees, and willingness to assume broad, fiduciary responsibilities on behalf of all stockholders. As part of its annual assessment of board composition in connection with the director nomination process, the governance committee considers whether each candidate is in compliance with the limits on other public company board service contained in our Corporate Governance Guidelines.

Stockholder recommendations of director candidates

The governance committee considers director candidates recommended by stockholders. Stockholders may recommend a candidate by writing to the Corporate Secretary at the company's address listed on page 65 of this Proxy Statement and including all information that our amended and restated bylaws (our "bylaws") require for director nominations.

Stockholder proxy access right

We have adopted proxy access. Our bylaws permit stockholders (either individually or in a group of up to 20 stockholders) that have owned 3% or more of Pinterest' outstanding shares continuously for at least three years to submit director nominees (the greater of two directors or up to 20% of our board) for inclusion in our proxy materials. For additional information, see "Stockholder proposals for the 2026 annual meeting of stockholders."

Director independence

At least a majority of our board members, including all members of our audit, compensation and governance committees, are required to be independent under New York Stock Exchange ("NYSE") listing rules. The board, with the assistance of the governance committee, considers all relevant facts and circumstances when making its independence determinations. A substantial majority of our board—nine out of eleven directors—is independent.

The board has affirmatively determined that Mr. Bergh, Ms. Kilgore, Mr. Levine, Mr. Rajaram, Mr. Reynolds, Mr. Schenkel Ms. Smith, Mr. Steinberg and Ms. Wishom do not have relationships that would interfere with the exercise of their independent judgment in carrying out the responsibilities as a director and each of these directors is "independent" as that term is defined under the listing standards of the NYSE. The board also determined that Jeffrey Jordan, who served as a director until May 9, 2024, was independent during the time that he served as a director. Evan Sharp, who served as director until May 23, 2024, was not independent. In making these determinations, the board considered the current and prior relationships that each of these directors has with our company and all other facts and circumstances our board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director (and any investor with which they are affiliated) and the transactions involving them. The board also took into account that Pinterest from time to time engages in business in the ordinary course with entities where our directors are employed, serve on the board or otherwise provide services to such entities.

Corporate governance

Proxy

Board structure and role

Our board is currently comprised of eleven directors and is divided into three classes, with each class having a three-year term.

Board leadership structure

The board regularly reviews its leadership structure to evaluate whether the structure remains appropriate for the company, and the directors annually elect the chair of the board. Currently, the roles of board chair and CEO are separate. Since 2022, Bill Ready has served as our CEO, and Benjamin Silbermann has served as our chair. We believe the board continues to benefit from Mr. Silbermann's deep understanding of our business and culture, as well as his leadership in shaping and driving the company's strategic priorities and business plans.

Our corporate governance guidelines provide that if the chair is not otherwise independent, the independent directors will select one of our independent directors to serve as our lead independent director. Andrea Wishom currently serves as our lead independent director. We have structured the lead independent director role in a manner that we believe reinforces the independence of the board and continues to best serve the long-term interests of our stockholders. A summary of the roles and responsibilities of the board chair and lead independent director is provided below.



Benjamin Silbermann
Non-Executive Chair



Andrea Wishom
Lead Independent Director

Primary responsibilities

- presiding over meetings of the board;
- advising and supporting the CEO and senior management on the company's long-term strategy-planning and capability-building;
- approving the agenda for board meetings in consultation with the lead independent director and the CEO;
- consulting with the lead independent director on the annual board evaluation, at the direction of the governance committee;
- being involved in the maintenance of key strategic relationships and stakeholder communications, as appropriate;
- consulting with the governance committee, as needed, in connection with the committee's evaluation and recommendation of candidates for election to the board; and
- being available to the CEO and the board to assume additional responsibilities, as may be requested from time to time.

Primary responsibilities

- serving as liaison between the CEO, non-executive chair and the independent directors
- presiding over meetings of the board at which the non-executive chair is not present, including executive sessions of our independent directors;
- approving the agenda for board meetings in consultation with the CEO and non-executive chair;
- ensuring the board receives adequate and timely information;
- providing feedback to the CEO regarding his performance;
- conducting the annual board evaluation in consultation with the non-executive chair, at the direction of the governance committee;
- being available for consultations and communications with major stockholders upon request;
- calling special meetings of the board and stockholders; and
- calling executive sessions of the independent directors.

The board believes that its selection of the current leadership structure is not impacted by the board's risk oversight function and the board is effective in overseeing risk, as described in the "Board's role in risk oversight" section below, under a variety of leadership frameworks.

Board committees

Our board has established three standing committees—an audit committee, a compensation committee and a governance committee. The composition and responsibilities of each are described below.

The board has determined that each member of each committee is independent and meets the NYSE and SEC independence standards for serving on such committee, as applicable. The board also has determined that, in accordance with the SEC and NYSE rules, each member of the audit committee is financially literate and each of Mr. Schenkel and Mr. Reynolds is an audit committee financial expert. Members serve on these committees until their resignation or until otherwise determined by the board. The board has adopted written charters for each of the audit committee, compensation committee and governance committee which are available at https://investor.pinterestinc.com/governance/governance-documents. Each of the committees has authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities. The board may establish other committees as it deems necessary or appropriate from time to time.

Audit and risk committee

Current members:

Scott Schenkel (chair)
Fredric Reynolds
Salaam Coleman Smith
Marc Steinberg

Number of meetings held in 2024: 8

The audit committee is primarily responsible for:

- overseeing the company's financial and accounting reporting processes, including disclosure controls, internal audit function, internal controls and audits and review of the company's consolidated financial statements;
- appointing or changing the company's auditors and reviewing their independence, qualification and performance;
- overseeing significant financial matters, including tax planning, treasury policies, financial risk exposure, dividends and share issuances and repurchases; and
- overseeing the company's enterprise risk management program and compliance with applicable legal and regulatory requirements as well as overseeing risk programs in areas such as information security, data protection and privacy.

Talent development and compensation committee

Current members:

Leslie Kilgore (chair)
Chip Bergh
Gokul Rajaram
Andrea Wishom

Number of meetings held in 2024: 5

The compensation committee is primarily responsible for:

- overseeing the compensation of the company's directors and employees;
- establishing, reviewing and administering the compensation of our executive officers;
- administering the company's equity-based plans and certain other compensation plans;
- evaluating the post service arrangements and benefits of our executive officers, including the CEO;
- overseeing the implementation and administration of our compensation recoupment or clawback policy;
- reviewing the operation and structure of the company's compensation program; and
- evaluating the company's programs and practices relating to talent and leadership development and management, including matters relating to the attraction, development and retention of a talented workforce with a broad

Nominating and corporate governance committee

Current members:

Chip Bergh (chair)
Jeremy Levine
Salaam Coleman Smith

Number of meetings held in 2024: 4

The governance committee is responsible for:

- evaluating the size, composition, organization and governance of the board and its committees;
- assisting the board in identifying and evaluating candidates qualified to be appointed as a board member;
- recommending potential candidates to the board for its approval to propose such candidates to the stockholders for election to the board;
- reviewing and recommending to the board the independence determinations of the directors as well as recommending to the board the composition of each committee;
- reviewing the company's environmental, social and governance strategy, goals, initiatives and reporting on ESG matters; and
- reviewing the performance and annual self-evaluation of the board and each of its committees.

Mr. Levine served as governance committee chair for the entirety of fiscal year 2024. Mr. Bergh succeeded Mr. Levine as chair effective April 1, 2025.

Board's role

The board is elected to oversee management and safeguard stockholders' long-term interests. A key function of the board is reviewing, approving (where appropriate) and actively monitoring management's execution of the company's long-term strategic goals. The board actively engages on Pinterest matters throughout the year, including at quarterly board meetings and regular meetings of each committee, where they receive updates from key management personnel. The board and committees also have meetings as needed in between their regular meetings. Directors also regularly engage with and provide counsel to management through informal calls and meetings.

The primary responsibilities of the board include:

- reviewing and overseeing the company's **strategic direction and objectives**
- overseeing the company's **legal and regulatory compliance**
- **succession planning** for the CEO and key executives
- monitoring the company's **accounting and financial reporting** practices and controls

- overseeing the company's **risk exposure**
- evaluating the **board's composition, performance and effectiveness**
- overseeing the **company's talent development and management**
- establishing the **compensation of our directors and executives**

Board's role in strategy

Our board recognizes the importance of ensuring that our overall business strategy is designed to create long-term, sustainable value for our stockholders. Our board has an oversight role in helping management formulate, plan and implement our company's strategy. The board has a robust annual strategic planning process that includes developing and reviewing elements of our business, strategic and financial plans with our executive leadership team. The board gets updates on the company's strategy progress and challenges, as well as related risks, throughout the year.

Board's role in risk oversight

Our board is responsible for overseeing how we manage risk at Pinterest. This is carried out both at the full board level and through each of the standing committees.

Through our enterprise risk assessment ("ERA") process, we maintain a defined approach to assessing and managing risks and circumstances that could impact our ability to achieve strategic objectives. We refresh our ERA process annually, using the previous year's ERA results as a baseline, researching potential emerging risks and interviewing relevant stakeholders to gather perspectives on the company's top enterprise risks. These insights help direct ongoing risk management conversations with management and the board, including expanding management awareness and oversight on newly identified risks.

Board of directors

The full board is responsible for monitoring and assessing strategic risk exposure, including determining the nature and level of risk appropriate for the company, and the committees are responsible for monitoring and assessing risks inherent in their respective oversight functions as follows:



Audit committee

oversees our enterprise risk management program and significant financial risk exposures and certain legal, regulatory and operational risk exposures, including with respect to disclosure controls and procedures, information security, data protection and privacy.

Compensation committee

oversees significant compensation and other talent-related risk exposures, including risks and exposures associated with leadership assessment, management succession planning, executive compensation programs and arrangements and talent and leadership development and management, including matters relating to the attraction, development and retention of a talented workforce with a broad range of experiences and backgrounds.

Governance committee

oversees significant governance risk exposures, including with respect to corporate governance, ESG matters, board effectiveness and board succession planning.



Management

Management meets periodically with the board and each committee to review risk oversight matters and periodically provides reports to them on these matters.

Board engagement

Attendance at board and committee meetings

We encourage all our directors to attend and actively participate in all meetings of the board and any committees on which they serve. In 2024, the board held 5 meetings, and each director attended 75% or more of the aggregate number of meetings of the board and of the committees on which they served during the year. Directors are also encouraged to attend the annual stockholders' meetings. All the directors then serving on the board attended the 2024 annual stockholders' meeting.

Director orientation and education

New directors participate in an orientation program, which generally addresses the company's strategic plans, significant risk exposures and compliance programs (including our Code of Business Conduct & Ethics and other applicable policies). The directors and the company are committed to providing all directors with an orientation and adequate and consistent continuing education.

Board evaluation

The lead independent director and the governance committee oversee the performance and annual self-evaluation process for the board and each standing committee. They conduct interviews of each board member for their observations and suggestions on the effectiveness of the board. The governance committee chair and lead independent director, along with any applicable consultants, discuss results with the board and may make recommendations to the chair of the board on any changes as they deem necessary.

ESG impact

Our mission is to give people the inspiration to create a life they love. We have ongoing efforts to address social and environmental priorities underpinned by strong corporate governance to further our mission and help deliver sustainable long-term value to our stockholders. We are working to be a positive force for good across our business, with a particular focus on four main areas: people, product, planet and governance.

In July 2024, we released our latest ESG Impact Report, which is available on our investor relations website under "Impact." We also regularly post company initiatives and information at https://investor.pinterestinc.com.

Below we describe highlights of our on-going ESG efforts.

 **People**

Our employees make Pinterest the success that it is. We are committed to meeting their real-world needs and championing emotional wellbeing so they can bring their best selves to work.

Benefits that meet real-world needs. PinFlex is our flexible work model that gives our employees the freedom to work at an office, from home or at another virtual location within their country of employment. Eligible employees can even work outside their country for up to three months.

We strive to give all employees choices that are best for their careers and their lives with a comprehensive suite of medical, dental, disability and mental health benefits. For example, we offer new parents at least 20 weeks of leave globally.

Employee wellbeing. We offer our employees access to mental health and wellbeing resources, including services like Lyra, Calm and Cleo. In addition, to promote financial wellbeing, we also offer programs like financial planning and investment services. Our employee resource groups, which we call Pinclusion and Pinspiration groups and are open to all of our employees, continue to create community, provide resources and host inspiring events to support our employees' wellbeing. One of our Pinspiration Groups, Pinside Out, uniquely creates space for colleagues to connect on mental health topics and activities. It activates peer-to-peer support through monthly healthy hours (open forums and guided discussions) and group meditations. Last year, we provided a new leadership development experience for our Pinclusion and Pinspiration group leads. During this experience, they joined fellow leaders, senior executives, groundbreaking

researchers and world-renowned speakers for a two-day summit focused on the intersection of wellness, psychology and courageous leadership.

Building an inclusive workplace. We are committed to creating a workplace where everyone feels a sense of belonging and sees themselves represented. We believe that a broad applicant pool is critical to this goal. In furtherance of these commitments, we consider qualified candidates from a wide variety of backgrounds and experiences during our hiring process, including at the leadership level, holistically through a merit-based process. We focus our recruiting efforts on developing a broad pipeline of qualified talent, including through outreach to historically black colleges and universities and organizations like AfroTech and Lesbians Who Tech & Allies.

While it is every employee's responsibility to make Pinterest an inclusive workplace, it is also the responsibility of our management and the board. We seek inclusion and belonging at the highest level in our organization. As described in this Proxy Statement, our board as well as our leadership team is diverse in terms of background, skills, expertise and experience. Our compensation committee oversees our inclusion and belonging ("I&B") strategy, and management regularly updates the compensation committee on our I&B objectives, including pay equity and any relevant broader industry trends and observations.

Caring for communities. Pinterest aims to have a positive and inspiring impact on the communities we serve. That ranges from emergency and disaster response efforts, through employee volunteer service and donation matching contributions, to our corporate grantmaking and partnerships.

We have invested $30 million to date in more than 60 organizations around the world that are working to advance youth mental health, emotional wellbeing and community resilience. In 2024, we built off our work to keep young people safe online and extend that impact offline by partnering with federal, state, and local leaders to help address the youth mental health crisis. We announced our first public-private partnership to launch the Youth Mental Health Corps, a national service opportunity for young people to serve as youth mental health navigators in schools and community-based organizations.

Additionally, we remained committed to our support of the Inspired Internet Pledge, exceeding our first year commitments. Progress against our commitment is available at https://inspiredinternet.org/signatory/pinterest/.

 Product

We are intentional in our efforts to create a positive, welcoming, and inspiring corner of the internet.

A positive corner of the internet. Delivering a positive platform starts with proactive content guidelines that prioritize user wellbeing. Community guidelines govern what we expect on Pinterest. They outline what we expect of users in order to nurture a positive, honest, welcoming and—above all—inspiring corner of the internet. Comprehensive advertising guidelines make it clear what can be promoted on our platform. We work hard to keep these guidelines up-to-date and strive to remove violating content or content that negatively impacts users' emotional wellbeing.

These comprehensive community and advertising guidelines are regularly re-evaluated and updated to address the latest issues and developments online.

Whether it is enhancing teen safety or creating a more inclusive online experience, we are deliberate about improving our platform through policy decisions and product developments. Examples of our longstanding commitment to delivering a positive platform include product updates that are designed to protect our users' personal space, including the launch of private profiles as well as features that give users more control over their followers, improved options for collaborating only with people they know, and the ability for parents to easily opt in and out of a parental passcodes for teens.

A place of inclusion. Building a positive corner of the internet means building for everyone. This is why we rolled out body type ranges, our innovative tool which gives users the choice to self-select what body types are featured in their search results for women's fashion and wedding ideas, in the US, Canada, UK, Ireland, Germany, France, Australia, and New Zealand in 2024. The tool is powered by Pinterest's patent-pending innovation, body type technology, which uses shape, size and form to identify various body types in over 5.4 billion images on the platform.

Prioritizing data privacy. We want to give people easy-to-access information on how their data is used by maintaining a clear, regularly updated online privacy policy. We maintain an information security team to oversee all data and business security areas, including: enterprise security, product security, security operations, infrastructure security, intrusion

detection and response, and governance, risk and compliance. While we have a dedicated team, we also emphasize the shared responsibility of our workforce to support ongoing product and company security. This is communicated during employee onboarding, and every year after, with employees required to complete periodic security awareness and compliance training.

 Planet

When it comes to protecting the planet, we believe everyone has a role to play. At Pinterest, we're committed to inspiring action—across our platform, within our operations and throughout communities—starting with reducing our own greenhouse emissions.

Reducing our emissions. We're making incremental progress against our three validated science-based targets. These include reductions across our Scope 1, 2 and 3 emissions in addition to maintaining our active annual sourcing of renewable electricity at 100% through 2030. We look forward to sharing progress against our near-term emissions reduction targets in our forthcoming 2025 ESG Impact Report.

Partnering for Earth. Addressing climate change requires global, cross-industry collaboration. It is why we maintain memberships with organizations that support a shared responsibility for realizing a healthier planet. It is also why we collaborate with our cloud computing partner to better understand our indirect carbon footprint and their goals for measuring and reducing the impact of the data centers they operate. We also seek opportunities to provide our users with unique on-platform experiences. In 2024, we celebrated the awe-inspiring aspects of nature through a special activation called "Nature-inspired looks to try".

PinPlanet. In 2024, PinPlanet, our employee resource group whose mission is to create a sustainable future for all, engaged hundreds of employees across our global locations for Earth Month celebrations. Employees received fresh farmers market produce, attended training on greenwashing and media decarbonization, joined virtual climate trivia games, and more.

Governance

It is not just what we do that matters but how we do it. Good corporate governance drives accountability, transparency and decision-making that strengthens stakeholder confidence. Our board oversees and reviews the company's strategic direction and objectives, considering (among other things) risk profile and exposure and key stakeholder relationships. Three standing board committees have distinct responsibilities, including ESG-specific responsibilities. The governance committee is responsible for reviewing our ESG strategy, goals, initiatives and reporting on ESG matters. Our management regularly updates the committee on ESG matters. In addition, the compensation committee is responsible for overseeing our inclusion and belonging objectives. Our corporate governance practices are further described throughout this Proxy Statement.

We maintain various publicly available company policies, including a Code of Business Conduct & Ethics that outlines the ethical, lawful conduct we expect from everyone at Pinterest. A Supplier Code of Conduct establishes expectations for suppliers working with Pinterest.

Every new hire must complete Ethics & Code of Conduct training and confirm they have read the code. Periodic communications and refresher trainings on this and related topics support our ongoing efforts to enhance employee understanding of these expectations.

Other governance practices

Corporate governance guidelines

The board has adopted corporate governance guidelines, which you can find on our website *(https:// investor.pinterestinc.com/governance/governance-documents),* that we believe reflect the board's commitment to governance practices that enhance corporate responsibility and accountability. The board annually reviews these guidelines, along with the charters for the board's standing committees (the audit committee, compensation committee and governance committee), so that our policies and programs continue to reflect good corporate governance practices.

Code of ethics

We have adopted a Code of Business Conduct and Ethics applicable to our directors, employees and contractors, including our CEO, CFO and other executive officers and all persons performing similar functions. A copy of that code is available on our website (*https://investor.pinterestinc.com/governance/governance-documents*). We intend to disclose on our website any future amendments to, or material waivers from, the code to the extent applicable to our executive officers or directors and as required by law.

Insider Trading Policy

We have adopted insider trading policies and procedures applicable to the purchase, sale and other transactions in Pinterest securities by our directors, officers, employees and other covered parties as well as the company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the listing standards of the NYSE. Our Insider Trading Policy, among other things, (i) prohibits our employees and related persons and entities from trading in securities of Pinterest and certain other companies while in possession of material, non-public information, (ii) prohibits our employees from disclosing material, non-public information of Pinterest to others who may trade on the basis of that information, and (iii) requires our employees to transact in Pinterest securities only during an open window period, subject to limited exceptions.

No compensation committee interlocks or insider participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board or compensation committee.

Communications with the board and stockholder engagement

We have a process by which stockholders and any other interested parties may directly communicate with the board or any of its directors, including the non-executive chair, lead independent director and independent directors as a group. Those who wish to communicate with the board or any of its directors may do so by sending written communications addressed to the Corporate Secretary at the company's address which can be found on page 65 of this Proxy Statement. Each communication should specify the applicable addressee or addressees to be contacted, the general topic of the communication, and the information about your share ownership. The company will initially receive and process communications before forwarding them to the addressee. Certain items that are unrelated to the duties and responsibilities of the board will not be forwarded. Such items include, but are not limited to: spam, junk mail and mass mailings, new product suggestions, resumes and other forms of job inquiries, surveys and business solicitations or advertisements. In addition, material that is trivial, obscene, unduly hostile, threatening, or illegal or similarly unsuitable items will not be forwarded.

We value hearing from our stockholders. We believe that effective corporate governance includes regular, transparent and constructive communication with our stockholders to understand your perspectives and priorities. Throughout the year, members of our investor relations team and our management meet with our stockholders from time to time to address their questions and concerns about our business and the company. In 2024, we had productive dialogues on a

number of topics of interest to our stockholders, including company strategy, products and innovation, ESG matters and other issues. We also periodically update our board on investor feedback.

Director compensation

The compensation committee regularly reviews and assesses the form and amount of compensation payable to our independent directors and, with the assistance of an independent compensation consultant, recommends any appropriate adjustments to the full board for approval. In February 2024, the compensation committee reviewed the Non-Employee Director Compensation Policy with its independent compensation consultant and, in order to better align with market compensation, approved increases in the annual retainer for the lead independent director (from $37,500 to $75,000), for the audit committee chair (from $25,000 to $26,000), for each audit committee member (from $12,500 to $13,000), for the governance committee chair (from $10,000 to $12,000) and for each governance committee member (from $5,000 to $6,000). Following the compensation committee's recommendation, the board also approved these increases. No other changes were made to our director compensation program. We also reimburse our independent directors for reasonable out-of-pocket travel expenses in connection with attending board and committee meetings. In addition, we also reimburse board members for education opportunities since we think that is integral to their duties and performance.

Pursuant to our Non-Employee Director Compensation Policy, below is a summary of our non-employee director compensation program for 2024. Mr. Ready does not receive compensation for his services as a director.

Cash compensation ($)[1]		
Annual retainer		50,000
Additional annual retainer for non-Executive Chair		40,000
Additional annual retainer for lead independent director		75,000
Additional annual retainers for committee service	**Chair**	**Member**
Audit Committee	26,000	13,000
Compensation Committee	20,000	10,000
Governance Committee	12,000	6,000
Equity compensation ($)[2]		
Initial grant of RSUs[3]		400,000
Annual grant of RSUs[4]		260,000

[1] Paid in quarterly installments on a prospective basis, pro-rated for directors whose service commences during the year.

[2] Amounts represent the approximate grant date fair value of RSUs that will be settled in shares of Class A common stock. All awards granted pursuant to the Non-Employee Director Compensation Policy vest, in addition to the schedules below, upon a change in control of the company.

[3] Award vests, subject to the director's continued service, in equal annual installments on the first three anniversaries of the director's commencement of service.

[4] Award vests, subject to the director's continued service, in full on the earlier of the first anniversary of the grant date or the day prior to the company's next annual meeting.

In February 2025, the compensation committee reviewed the Non-Employee Director Compensation Policy with its independent compensation consultant and, in order to better align with median market compensation, approved increases in the annual retainer for the governance committee chair to $15,000 and governance committee members to $7,500.

Stock ownership guidelines for non-employee directors

We maintain stock ownership guidelines pursuant to which non-employee directors are required to own Pinterest stock with a value equal to at least five times the amount of the annual cash retainer described above. Unvested RSUs held by a director are not counted as shares when determining the number of shares owned. Under the guidelines, directors must

comply with this requirement within five years of the date they join the board. If any director does not meet the stock ownership requirement within this time frame, then they must retain 50% of the "net profit shares" resulting from the vesting of equity awards until they reach the applicable ownership requirement. As of the date hereof, all of our non-employee directors have met or are on track to meet the ownership requirement within the required timeframe.

The following table sets forth information regarding compensation earned by or paid to our non-employee directors during 2024.

2024 Director compensation table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	All Other Compensation ($)	Total ($)
Andrea Wishom	129,643	259,995	—	389,638
Benjamin Silbermann	90,000	259,995	—	349,995
Evan Sharp[3]	—	—	—	—
Chip Bergh[4]	42,429	659,966	—	702,395
Fredric G. Reynolds	64,714	259,995	—	324,709
Gokul Rajaram	60,000	259,995	—	319,995
Jeffrey Jordan[5]	27,857	—	—	27,857
Jeremy Levine	61,714	259,995	—	321,709
Leslie Kilgore	70,000	259,995	—	329,995
Marc Steinberg	62,929	259,995	—	322,924
Salaam Coleman Smith	68,786	259,995	—	328,781
Scott Schenkel	74,071	259,995	—	334,066

[1] Reported amounts represent the aggregate grant date fair value of RSUs granted during 2024, as computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. See "Notes to consolidated financial statements" included in our 2024 annual report on Form 10-K for the assumptions used in calculating the grant date fair value. These amounts do not reflect the actual economic value that may be realized from such awards.

[2] As of December 31, 2024, Ms. Wishom, Ms. Kilgore, Ms. Smith, Mr. Silbermann, Mr. Reynolds, Mr. Rajaram and Mr. Levine had 6,274 RSUs outstanding; Mr. Bergh had 15,652 RSUs outstanding; Mr. Schenkel had 16,647 RSUs outstanding; and Mr. Steinberg had 11,651 RSUs outstanding.

[3] Mr. Sharp did not stand for re-election at the 2024 Annual Meeting of Stockholders. Accordingly, his service as a director ended on May 23, 2024. In connection with Mr. Sharp's transition from an executive officer of the company to an advisor on October 15, 2021, and in accordance with the previously disclosed terms of his consulting agreement, his then outstanding equity awards continued to vest while he served as a director and advisor. Mr. Sharp did not receive compensation for his services as a director. As of December 31, 2024, Mr. Sharp had no RSUs and 1,756,336 vested stock options outstanding.

[4] In addition to the annual RSU grant, Mr. Bergh received an initial grant of 9,378 RSUs upon his appointment to the board in May 2024.

[5] Mr. Jordan's compensation reflects amounts for his service as a director through his resignation on May 9, 2024. As of December 31, 2024, Mr. Jordan did not have any outstanding RSUs.

Executive officers

The following table sets forth information for our executive officers as of the date of this Proxy Statement. Our executive officers are appointed by and serve at the discretion of the board, and each holds office until their successor is duly elected and qualified or until their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Bill Ready*	45	Chief Executive Officer
Julia Brau Donnelly	42	Chief Financial Officer
Matthew Madrigal	49	Chief Technology Officer
Wanji Walcott	54	Chief Legal & Business Affairs Officer and Corporate Secretary

* See "Our Board of Directors" for Mr. Ready's background.

Julia Brau Donnelly has served as our Chief Financial Officer since June 2023. Prior to joining Pinterest, she served as Vice President, Global Head of Finance and Accounting at Wayfair Inc., an e-commerce platform, overseeing accounting, financial operations, and strategic corporate finance from September 2019 to June 2023. Before taking this role she served as Head of Corporate Finance from August 2017 to September 2019, and Director of Strategic Finance and Investor Relations from March 2016 to August 2017. Prior to joining Wayfair, Ms. Donnelly was a private equity investor in technology and media companies at Thomas H. Lee Partners in Boston and served on the board of directors at Agencyport Software and iHeartMedia. Ms. Donnelly holds a Master's degree in Business Administration from Harvard Business School and a Bachelor's degree in Economics from Stanford University.

Matthew Madrigal has served as our Chief Technology Officer since September 2024, where he leads the company's product and platform direction, overseeing the product and engineering teams that build our user experiences and the machine learning systems that power them. Prior to joining Pinterest, he served as the Vice President and General Manager of Merchant Shopping at Alphabet, Inc. (Google), a technology company, from 2020 to 2024, where he led the product and engineering teams that build Google Shopping's tools, partner integrations, and infrastructure to help businesses and merchants grow and thrive. From 2014 to 2020, Mr. Madrigal was the Chief Technology and Product Officer at Fanatics, Inc., a sports e-commerce platform, where he played a key role in shaping the mobile strategy, while expanding product development and data capabilities driving significant revenue and customer growth. Prior to that, Mr. Madrigal spent nearly four years at Williams-Sonoma, Inc. in leadership roles, most recently as the SVP of eCommerce & Marketing. Prior to that, he spent more than eight years leading product and engineering for eBay's growth marketing and onsite advertising technology platforms. Mr. Madrigal holds a Bachelor's degree from the University of California, Berkeley.

Wanji Walcott has served as our Chief Legal & Business Affairs Officer and Corporate Secretary since November 2022. Prior to joining Pinterest, she served as Executive Vice President, Chief Legal Officer at Discover Financial Services, a financial services company, from July 2019 to October 2022, where she was responsible for overseeing legal, compliance, regulatory and government relations. Prior to Discover, Ms. Walcott served as Senior Vice President and General Counsel at PayPal Holdings, Inc., an internet-based payment system company, where she led the company's global legal organization from February 2017 to July 2019. Prior to that, she served as Vice President, Product Legal from November 2015 to February 2017. From 2002 to 2015, she held multiple leadership roles at American Express, where she last served as Senior Vice President, Managing Counsel. She also serves on the board of various non profit organizations, including the Economic Club of Chicago, the Botanic Garden of Chicago, the Minority Corporate Counsel Association and The Fredrick Gunn School. Ms. Walcott holds a Bachelor's degree in Philosophy from Howard University and a Juris Doctor from the Howard University School of Law.

Executive compensation

Proposal 2

Non-binding advisory vote on our named executive officers' compensation

In accordance with Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), we are providing our stockholders with the opportunity to express their view, on a non-binding advisory basis, on the compensation of our named executive officers (commonly known as a "say-on-pay" vote).

This say-on-pay proposal gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific element of compensation but rather the overall compensation of our named executive officers and our compensation philosophy, policies and practices described in this Proxy Statement. Please read the "Compensation Discussion and Analysis" and the compensation tables and narrative disclosure that follow for information about our executive compensation program, including details of the 2024 compensation of our named executive officers. Our compensation committee believes that these policies and practices are effective in implementing our compensation philosophy and achieving our compensation program goals.

As an advisory vote, the outcome of the vote on this proposal is not binding. However, our management team, our board and our compensation committee, which is responsible for designing and administering our executive compensation program, value the opinions expressed by our stockholders, and will consider the outcome of this vote when making future executive compensation decisions. We currently conduct annual say-on-pay votes and expect to conduct the next say-on-pay vote at our 2026 annual meeting of stockholders.

The board recommends a vote **FOR** the approval, on a non-binding advisory basis, of our named executive officers' compensation

Compensation discussion and analysis

This Compensation Discussion and Analysis describes the compensation program for our chief executive officer, our chief financial officer, and our two other current executive officers, and two former executive officers (commonly referred to as "named executive officers" or "NEOs"). For 2024, our NEOs were:

Bill Ready	Chief Executive Officer (our "CEO")
Julia Brau Donnelly	Chief Financial Officer (our "CFO")
Matthew Madrigal	Chief Technology Officer
Wanji Walcott	Chief Legal & Business Affairs Officer and Corporate Secretary
Malik Ducard	Chief Content Officer, former executive officer
Sabrina Ellis	Former Chief Product Officer

Mr. Madrigal joined as our chief technology officer in August 2024 and in December 2024, the board determined that his role met the threshold to qualify him as an executive officer. While Mr. Ducard continues to serve as our chief content officer, in February 2024, the board determined that his role no longer met the threshold to qualify him as an executive officer. On September 21, 2024, Ms. Ellis' employment with the company ended. The circumstances of her departure entitled her to severance benefits under her executive severance & change in control agreement.

Executive compensation program highlights

Strengthening Our Pay and Performance Alignment

We began a multi-year journey in 2024 to strengthen the pay-for-performance alignment of our compensation program. To provide stockholders with visibility, we are providing a roadmap of our planned program evolution over the next several years, which has been informed by feedback received from stockholders encouraging us to adopt incentive structures linked to performance metrics and our desire to better tie executives' pay opportunities to our long-term performance and stockholder experience while improving the overall retention and motivation value of our program.

Our decision-making also took into consideration our executive officers' equity vesting runway over the next several years and the desire to bridge executives' pay opportunities relative to their historic realizable pay as we transition executives to annual grants of RSUs and PSUs.

2024 Introduced Short-Term Incentive Program for all NEOs, utilizing one-year performance based restricted stock units ("PSU") that link pay outcomes to key company financial metrics.

Introduced PSUs to CEO Compensation to Further Enhance the Focus on Long-Term Value Creation. Mr. Ready's 2024 equity award was delivered 60% in PSUs and 40% in RSUs. For 2024 only, Mr. Ready's PSU award will cliff vest at the end of a two-year performance period tied to relative TSR ("rTSR") performance.

2025 Transition Short-Term Incentive to a Cash-based Program, consistent with broader market practice

Maintain CEO's RSU/PSU Mix with PSUs Granted in 2025 Subject to a Three-Year Performance Period.

2026 Introduce PSUs to Other NEOs to Extend Focus on Long-Term Value Creation and Grant RSUs Subject to Three-Year Vesting Period.

Compensation governance

We endeavor to maintain sound governance standards through the administration of our executive compensation program. The following table summarizes our compensation governance policies and practices.

What we do

- ⊘ fully independent compensation committee
- ⊘ independent compensation consultant to the compensation committee
- ⊘ annual review of the compensation program, best practices and market trends
- ⊘ majority of executive compensation tied to stock value
- ⊘ annual review of succession plans for key executive officers

- ⊘ "double trigger" termination required for vesting in equity in connection with change in control
- ⊘ annual stockholder non-binding advisory vote on our compensation program (say-on-pay)
- ⊘ clawback policy in the event of a financial restatement or misconduct
- ⊘ minimum stock ownership requirement

What we don't do

- ⊗ pension and executive retirement plans
- ⊗ significant perquisites to executive officers
- ⊗ supplemental executive benefits
- ⊗ "single trigger" vesting in equity upon change in control

- ⊗ employee and director hedging and pledging of our securities
- ⊗ tax "gross-ups" on change in control payments
- ⊗ dividends or equivalents on unvested equity awards

The compensation committee, in consultation with its external compensation consultant, will continue to assess and update our executive compensation program so that it best supports our long-term mission and growth.

Compensation philosophy

Philosophy

Our executive compensation program is a crucial driver of success, designed to attract, incentivize, and retain talented leaders essential for competing in a highly competitive environment. By aligning our short-term and long-term incentive compensation with both company objectives and stockholder interests, we promote a long-term focus that motivates and rewards our senior executive team for achieving near-term objectives and creating lasting value. We believe this approach equips and inspires our executives to expand our business and fulfill our strategic goals, thereby aligning their accomplishments with our overall performance goals and company values.

Objectives

Our executive compensation program is guided by these objectives:

- drive achievement of Pinterest's long-term mission;
- motivate team collaboration (company first, individual function second);
- attract and retain top talent by compensating competitively based on the executive's value and performance; and
- align the interests of our executives with those of our stockholders.

Compensation-setting process

Roles and responsibilities

Role of our compensation committee	• The compensation committee performs the responsibilities of our board relating to the compensation of our non-employee directors and employees, including our executive officers. • The compensation committee has overall responsibility for reviewing our compensation philosophy and strategy, overseeing our compensation and benefits policies generally, and overseeing and evaluating the compensation plans, policies, and practices applicable to our CEO as well as our other executive officers. • The compensation committee may form and delegate authority to subcommittees and may delegate authority to its chair or one or more designated members of the committee. • The compensation committee also oversees management of risks for succession planning and compensation; and evaluates the company's programs and practices relating to talent and leadership development and management, including matters relating to the attraction, development and retention of a talented workforce with a broad range of experiences and backgrounds. • The compensation committee operates pursuant to a written charter, which is available on our website (see page 65 of this Proxy Statement).
Role of our chief executive officer	• In discharging its responsibilities, the compensation committee works with members of our management, including our CEO. • Management assists the compensation committee by providing information on corporate and individual performance, market compensation data, and management's perspective on compensation matters. • The compensation committee solicits and reviews our CEO's recommendations with respect to adjustments to base salaries, long-term equity incentive compensation opportunities, program structures, and other compensation-related matters for our executive officers (other than with respect to his own compensation) and considers his recommendations as one of the factors in determining compensation. • Our CEO recuses himself from all discussions and recommendations regarding his own compensation and is not present when his compensation is discussed.
Role of our compensation committee's consultant	• Pursuant to its charter, the compensation committee has the authority to retain the services of external compensation advisors, as it determines in its sole discretion, including compensation consultants and legal, accounting, and other advisors. • The compensation committee makes all determinations regarding the engagement, fees, and services of these advisors, and any such advisor reports directly to the compensation committee or the chair of the committee. • The compensation committee continued to engage Compensia, Inc. ("Compensia") as its executive compensation consultant after evaluating that firm's independence pursuant to applicable SEC and NYSE rules and determining that Compensia's work did not give rise to any conflict of interest. • Compensia did not provide any services to us other than advice and support with respect to non-employee director, executive and other employee compensation, including: the levels of overall compensation and each element of compensation for our executives; peer group selection and data collection; market trends for executive and director compensation; equity compensation; a risk assessment of our compensation programs; and input on this Compensation Discussion and Analysis.

The compensation committee reviews our executive compensation program annually to assess whether it continues to be aligned with our compensation philosophy and program objectives as described above. The compensation committee updates the program as needed and also evaluates and establishes target total direct compensation opportunities for each of our NEOs.

Factors considered in decision-making

The compensation committee's decision-making for our NEOs' compensation is guided by the factors listed below. The compensation committee does not weigh these factors in any predetermined manner, and no single factor is determinative in selecting compensation elements and setting compensation levels. Members of the compensation committee apply their business judgment and consider this information in light of their experience and knowledge of the company, the competitive market and factors individual to each NEO. The factors that the compensation committee considers include:

- our executive compensation program objectives;
- our performance against the financial, operational and strategic objectives established by the compensation committee and our board;
- each of our NEO's responsibilities, qualifications, knowledge, skills and experience;
- each NEO's marketability based on their unique attributes, as well as on a relative basis to other similarly situated executives at the companies in our compensation peer group and in selected broad-based compensation surveys, as applicable;
- the performance of each of our NEOs, based on a qualitative assessment of his or her contributions to our overall performance, ability to lead his or her business unit or function, ability to collaborate across the company, demonstration of leadership behaviors consistent with our values, and potential to contribute to our long-term financial, operational and strategic objectives;
- an analysis of competitive market data (as described below);
- the unrealized value and other terms of the outstanding unvested equity awards held by each of our NEOs to provide appropriate retentive value for each individual;
- feedback from investors on our executive compensation program, including through the say-on-pay vote; and
- the recommendations of our CEO with respect to the compensation of our other NEOs.

Say-on-pay vote

In setting the form and amount of compensation for our NEOs, the compensation committee also considers the voting results from our most recent say-on-pay vote as well as specific input provided by stockholders throughout the year. At our 2024 annual stockholders' meeting, a substantial majority of our stockholders expressed support for our executive compensation program, with 85.5% of the votes cast in favor of our NEOs' compensation. Notwithstanding this support, the compensation committee determined to make a number of changes to our executive compensation program beginning in 2024 to further the pay and performance alignment as discussed in "Executive compensation program highlights" above.

Competitive positioning

The compensation committee reviews our compensation peer group at least annually and adjusts its composition as warranted, taking into account changes in our business and that of the companies in our peer group, as well as changes in our executives.

For purposes of comparing our executive compensation against the competitive market and to inform compensation levels and practices, in August 2023 the compensation committee developed a peer group for 2024 compensation decision-making in consultation with its external compensation consultant. In developing the peer group, the compensation committee used the following primary criteria to identify companies with business and talent profiles similar to us:

- U.S. publicly traded companies, mainly headquartered in the San Francisco Bay Area;
- in internet and software-related industries;
- with revenue from 0.33 to 6.0x Pinterest's 2022 revenue of $2.8 billion, which we believe is appropriate based on our high market capitalization relative to revenue; and

- with market capitalization from 0.25x to 4.0x Pinterest's 30-trading day average market capitalization, which was $18.5 billion at the time.

For 2024, the compensation peer group consisted of the following companies:

Arista Networks, Inc.	Etsy, Inc.*	The Trade Desk, Inc.
Autodesk, Inc.	Expedia Group, Inc.	Tripadvisor, Inc.
Block, Inc.	Match Group, Inc.	Twilio Inc.
Coinbase Global, Inc.	Okta, Inc.	Uber Technologies, Inc.
Crowdstrike Holdings, Inc.	Palo Alto Networks Inc.	Workday, Inc.
DocuSign, Inc.	Roblox Corporation	Yelp Inc.
DoorDash, Inc.	Snap Inc.	Zillow Group, Inc.
Dropbox, Inc.	SoFi Technologies, Inc.	Zoom Video Communications, Inc.
eBay Inc.	Splunk Inc.	
Electronic Arts Inc.	Spotify Technology SA	

* Based on the factors described above, the companies marked with an asterisk were added to the peer group for 2024. Etsy was added as a peer based on ideal financial fit and marketplace business; they have also named Pinterest as a peer. Lyft, Qualtrics International, Twitter and VMware were used for 2023 but removed due to acquisition activity and lack of continued fit with the criteria above.

The above compensation peer group for 2024 was approved by the compensation committee in August 2023, with input from the compensation committee's external compensation consultant.

As described above, the market data serves as a point of reference to aid in understanding the competitive market for executive positions in our industry and is one of many factors considered in the compensation committee's decision-making. The compensation committee does not specifically target compensation for our NEOs at a certain percentile of compensation data for other individuals with similar roles at the peer companies. In addition to publicly available compensation data, the committee may also review compensation survey data for the peer group and broader groups for supplemental, secondary reference.

Elements of our executive compensation program

Our executive compensation program consists of the following primary elements:

- base salary;

- short-term incentive compensation in the form of performance-based restricted stock units in 2024 and in the form of a performance-based cash award in 2025; and

- long-term incentive compensation in the form of equity awards.

In addition, our NEOs are eligible to participate in the standard benefit plans offered to our other employees and are eligible for post-employment compensation in certain situations as described below. We generally do not provide our NEOs with perquisites or other personal benefits and do not have any defined benefit pension, supplemental executive retirement or non-qualified deferred compensation plans. Our NEOs are eligible to participate in our 401(k) matching contributions program on the same basis as our other employees.

Base salaries

Consistent with our compensation philosophy and focus on long-term value creation, base salaries are not a major portion of the target total direct compensation for our NEOs. The compensation committee annually reviews the base salaries of our NEOs and makes adjustments when appropriate based on market data and other relevant factors. In 2023, the compensation committee determined a standard base salary amount for all NEOs.

For 2024, following the compensation committee's annual market review, the base salaries of all NEOs remain unchanged. The table below sets forth the base salaries for each of our NEOs as of December 31, 2024, except for Ms. Ellis, whose base salary set forth below reflects the amount in effect as of her last day of employment.

Named Executive Officer	Base Salary ($)
Bill Ready	600,000
Julia Brau Donnelly	600,000
Matthew Madrigal	600,000
Wanji Walcott	600,000
Malik Ducard	600,000
Sabrina Ellis	600,000

Short-term incentive compensation

In 2024, the compensation committee launched a one-year PSU award program for our NEOs, connecting incentive compensation to key company financial metrics. Prior to the start of the fiscal year, the compensation committee set the performance criteria and target levels for the 2024 PSUs, determining the target annual incentive compensation opportunity for each participant as a percentage of their annual base salary. In establishing the target levels, the compensation committee generally considers the factors described above in the section titled "Compensation-setting process."

Target 2024 PSU awards

The table below shows the targeted value of 2024 PSUs granted to our NEOs, with the actual target number of shares subject to the 2024 PSUs determined based on the trailing 60-trading day average closing price of Pinterest stock prior to the grant date. The maximum number of shares that could be earned with respect to the 2024 PSUs was 150% of target.

Named Executive Officer	Target PSU Opportunity as a Percentage of Base Salary	Target PSU Value ($)	Target Number of PSUs Granted
Bill Ready	100%	600,000	16,502
Julia Brau Donnelly	80%	480,000	13,202
Matthew Madrigal [1]	80%	195,410	4,705
Wanji Walcott	80%	480,000	13,202
Malik Ducard	80%	480,000	13,202
Sabrina Ellis	80%	480,000	13,202

[1] Mr. Madrigal's target 2024 PSU value and target 2024 PSUs granted were pro-rated based on his date of hire in August 2024.

Company performance measures

In December 2023, the compensation committee selected revenue and adjusted EBITDA (each weighted 50%) as the financial metrics for the 2024 PSU awards as they represent key performance measures they believed were necessary to drive the successful execution of our 2024 annual budget plan. For the purposes of these awards, "adjusted EBITDA" is a non-GAAP measure defined as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, interest income (expense), net, other income (expense), net, provision for income taxes, restructuring charges and non-cash charitable contributions.

Funding methodology

The threshold, target and maximum performance goals for each metric and the percentage of 2024 PSUs earned at each performance level for 2024 are set forth below. The compensation committee established these goals relative to the

company's 2024 operating plan and considered them to be challenging, with threshold performance levels set meaningfully above 2023 results for both metrics.

Company Performance Metric	Weighting	Performance Levels [1]			Actual Achievement ($) (in millions)	Amount Earned
		Threshold (75% Payout) ($) (in millions)	Target (100% Payout) ($) (in millions)	Maximum (150% Payout) ($) (in millions)		
Revenue	50%	$3,475	$3,568	$3,690	$3,646	132%
Adjusted EBITDA [2]	50%	$840	$896	$947	$1,001	150%
Overall Payout						141%

[1] The payout for performance between threshold, target and maximum is based on linear interpolation, with performance below the threshold level resulting in a 0% payout.

[2] For purposes of measuring actual achievement for the 2024 PSUs, adjusted EBITDA is calculated in accordance with the definition approved by the compensation committee at the time the 2024 PSUs were approved, as described above. The $1,001.5 million of adjusted EBITDA presented in the table above differs from the $1,032.3 million reported in our 2024 annual report on Form 10-K filed with the SEC due to $30.8 million of payroll tax expense related to share-based compensation, which we began excluding from adjusted EBITDA concurrent with the filing of our 2024 annual report on Form 10-K. See "Non-GAAP financial measures" included in our 2024 annual report on Form 10-K for additional information.

2024 PSU award payouts

Based on these performance results, the final payout of the 2024 PSU awards for the participating NEOs is set forth below. Shares earned under the 2024 PSU awards vested on March 1, 2025.

Named Executive Officer	Target Number of 2024 PSUs Granted	Actual Number of 2024 PSUs Earned
Bill Ready	16,502	23,272
Julia Brau Donnelly	13,202	18,618
Matthew Madrigal	4,705	6,635
Wanji Walcott	13,202	18,618
Malik Ducard	13,202	18,618
Sabrina Ellis[1]	13,202	18,618

[1] Ms. Ellis was eligible to receive the total number of earned 2024 PSUs in accordance with the terms of her executive severance and change in control agreement.

Long-term incentive compensation

Consistent with our compensation philosophy and focus on our long-term mission and value creation, the majority of our NEOs' target total direct compensation has historically been delivered in the form of RSUs, RSAs or stock options, generally vesting over two to four years and subject to continued service. In 2024, long-term equity awards were granted to our NEOs in the form of RSUs. In addition, Mr. Ready received a PSU award granted in December 2024, which is described further below. In establishing the amount and terms of these awards, the compensation committee generally considers the factors described above in the section titled "Compensation-setting process." NEOs may receive larger awards upon hire or in connection with a promotion or significant change in responsibilities. In 2024, the NEOs received the long-term equity awards described below.

RSU awards

In April, Ms. Donnelly, Ms. Walcott, Mr. Ducard and Ms. Ellis received RSU awards after consideration of their past performance and expected future contributions as well as the total unrealized value of their outstanding equity awards relative to our compensation peer group data and the vesting terms of outstanding equity awards.

- Ms. Donnelly received a grant of 100,936 RSUs with a grant date fair value of $3.4 million vesting over the second year following the grant in two equal installments in September and December 2025, subject to her continued employment on each applicable vesting date.

Proxy

- Ms. Walcott received a grant of 151,816 RSUs with a grant date fair value of $5.2 million vesting over the second year following the grant in four equal quarterly installments in 2025, subject to her continued employment on each applicable vesting date.

- Mr. Ducard received a grant of 165,017 RSUs with a grant date fair value of $5.6 million vesting over the second year following the grant in four equal quarterly installments in 2025, subject to his continued employment on each applicable vesting date.

- Ms. Ellis received a grant of 110,562 RSUs with a grant date fair value of $3.8 million vesting in two equal installments in September and December 2025, subject to her continued employment on each applicable vesting date. In connection with Ms. Ellis' departure from the company, half of the RSUs vested on October 1, 2024 and the remainder were forfeited.

In August, Mr. Madrigal received a grant of 457,391 RSUs with a grant date fair value of $13.3 million in connection with his appointment as our Chief Technology Officer. These RSUs vest as follows: 12.5% of the total number of shares subject to the award vested on each of September 20, 2024 and November 20, 2024, 11.8% vest on each of February 20, 2025 and May 20, 2025, 7.9% vest on each of August 20, 2025 and November 20, 2025, and 11.8% vest on each of February 20, 2026, May 20, 2026, and August 20, 2026, subject to his continued employment on each vesting date.

In November, Mr. Ready received a grant of 189,036 RSUs with a grant date fair value of $5.6 million to serve as an interim bridge grant to provide continuity of equity vesting in the last two quarters of 2026 with his new hire equity award that will be fully vested in July 2026. These RSUs vest in two equal installments in September and December 2026, subject to his continued employment on each applicable vesting date.

PSU award

In December 2024, Mr. Ready received a grant of 286,442 bridge PSUs at target with a grant date fair value of $11.4 million. This bridge PSU award serves as a bridge grant as we transition to an equity award mix that has more weighting on long-term performance-based incentive compensation, as discussed above under "Executive compensation program highlights".

The number of bridge PSUs that can be earned will range from 0% to 200% of target based on the company's relative total stockholder return ("rTSR") compared to the companies in the Nasdaq CTA Internet Index (the "Index") measured over a two-year performance period from January 1, 2025 through December 31, 2026, as certified by the compensation committee. Subject to certain exceptions, the vesting of the bridge PSUs is subject to Mr. Ready's continued service with the company through the certification date following the performance period.

Following the end of the performance period, the number of bridge PSUs earned will be equal to the target number of bridge PSUs granted multiplied by the applicable percentage set forth in the following table:

Performance Level	rTSR Rank [1]	Payout [2]
Below Threshold	<25th Percentile	0%
Threshold	25th Percentile	50%
Target	50th Percentile	100%
Maximum	>=75th Percentile	200%

[1] rTSR Rank is calculated based on the Company's ranking within the Index based on its TSR as compared to the TSR of each company in the Index.

[2] The payout for performance between threshold, target and maximum is based on linear interpolation, with performance below the threshold level resulting in a 0% payout.

Benefits

Generally available benefits

Our NEOs are eligible to participate in the same employee benefits that are generally available to all our full-time employees, subject to the satisfaction of certain eligibility requirements. These benefits include medical and dental and vision insurance, life insurance, short- and long-term disability insurance and commuter benefits.

Section 401(k) retirement savings plan

In addition, we maintain a Section 401(k) retirement savings plan (the "401(k) plan") that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis by deferring eligible compensation up to certain limits as set forth in the Internal Revenue Code. We make matching contributions to the 401(k) plan for all eligible employees. In addition, we have the ability to make discretionary cash contributions to the 401(k) plan, though we did not do so in 2024. Participants are immediately fully vested in both their own contributions and any company contributions. In structuring these benefit programs, we seek to provide an aggregate level of benefits that is comparable to those provided by similarly situated companies.

Other retirement benefits

We do not provide any non-qualified deferred compensation benefits and do not have any defined benefit pension or supplemental executive retirement plans.

Perquisites and other personal benefits

We do not view perquisites or other personal benefits as important to achieving our compensation objectives. Accordingly, we maintain a general benefits program for all employees and do not provide perquisites or other personal benefits to our executive officers except where we believe it is appropriate to achieve our compensation objectives and to assist our executive officers in the performance of their duties. During 2024, our NEOs did not receive any perquisites or other personal benefits, except for benefits that are generally available to all our employees.

Post-employment compensation arrangements

What we do

We have entered into executive severance and change in control agreements ("severance agreements") with each of our NEOs. The terms of the severance agreements for each of our NEOs are the same, other than Mr. Ready, who has a separate severance and change in control agreement.

The severance agreements generally provide severance payments and partial vesting of equity if the NEO's employment is terminated without cause (and, in the case of Mr. Ready's agreement, if he resigns for good reason) as well as "double-trigger" change in control payments and full vesting of equity in the event that the NEO's employment is terminated without cause or the executive resigns for good reason within a specified period before and after a change in control of the company. None of our NEOs have a right to a "gross-up" or other reimbursement payment for any tax liability as a result of the application of Sections 280G or 4999 of the Internal Revenue Code.

Why we do it

We believe that having reasonable and competitive post-employment compensation arrangements is essential to attracting and retaining highly qualified executives as well as facilitating their transition from the company when appropriate. These severance arrangements are designed to provide reasonable compensation to executives who leave the company under certain circumstances to facilitate their transition to new employment. In addition, they are designed to align the interests of our NEOs and our stockholders in the event of a potential change in control of the company by helping our executives maintain focus on pursuing corporate transactions that are in the best interests of our stockholders regardless of whether those transactions may result in their own job loss. We seek to mitigate any potential employer liability and avoid future disputes or litigation by requiring a departing executive to sign a separation and release agreement acceptable to us as a condition to receiving post-employment compensation.

The compensation committee does not consider the specific amounts payable under these post-employment compensation arrangements when establishing the annual compensation of our NEOs. We believe, however, that these arrangements are an important component of competitive executive compensation packages. For a description of the terms of the Plan and the severance agreements, as well as an estimate of the potential payments payable under these arrangements, see "Potential payments upon termination or change in control" below.

Other compensation policies and practices

Employment arrangements

We have entered into written employment letters with our CEO and each of our other executive officers. Each of these arrangements was approved by our board of directors and provides for "at will" employment (meaning that either we or the executive officer may terminate the employment relationship at any time with or without cause) and sets forth the initial compensation for the executive officer, including an initial base salary, participation in our employee benefit programs, an equity award recommendation, and, in some cases, sign-on bonuses and relocation assistance. Our executive officers are also eligible for severance in certain situations. These post-employment compensation terms are discussed in "Post-employment compensation arrangements" above.

Stock ownership requirements

We maintain a mandatory stock ownership program that applies to our CEO and his direct reports (including our NEOs). To ensure continued alignment of interests among our management, directors and stockholders, the ownership requirements are as follows:

Covered Individual Position	Required Stock Ownership Level
Chief Executive Officer	6X annual base salary
Other Executives	3X annual base salary

Individuals must comply within five years of the later of (i) the individual first becoming subject to the policy (either upon commencement of employment with the company or due to a promotion) or (ii) the adoption of the policy. Individuals who are not in compliance after such compliance period must retain 50% of the "net profit shares" resulting from stock option exercises and/or vesting of other equity awards until they reach the applicable ownership requirement. Unvested or unearned equity awards and unexercised stock options are not counted as shares when determining the number of shares owned.

Compensation recovery ("clawback") policy

We believe that it is important to foster and maintain a culture that emphasizes integrity and accountability. For this reason, we maintain a clawback policy that applies to our CEO and his direct reports (including our NEOs). The policy is designed to comply with the NYSE listing standards and SEC rules. Our policy provides that if the company is required to prepare an accounting restatement due to material noncompliance with any federal securities laws, the company must recover any incentive based compensation received by a current or former Section 16 officer ("covered executives") that exceeds the amount that otherwise would have been received had the compensation been determined based on the restated financial statements, computed on a pre-tax basis. Further, if a covered executive engages in conduct that constitutes "cause" as defined in the clawback policy that results in (i) a material error in the calculation of any performance-based measure used to determine any incentive compensation or (ii) material financial or reputational harm to the company, the compensation committee may require that such executive reimburse a portion of the covered compensation (including incentive-based cash compensation and both time-based and performance-based equity awards) they received during the three fiscal years immediately preceding the date on which the compensation committee becomes aware of the conduct constituting cause.

Anti-hedging and pledging policies

Under our insider trading policy, our employees, including our executive officers and our non-employee directors, are prohibited from the following transactions: entering into hedging or monetizing transactions or similar arrangements with respect to our securities, including collars, equity swaps, exchange funds and forward contracts; purchasing our securities on margin, borrowing against any account in which our securities are held or pledging our securities as collateral for a loan, unless approved in advance; short selling our securities; and engaging in any transaction in publicly traded options in our securities, including puts or calls or other derivative securities.

Compensation risk considerations

The compensation committee has reviewed our compensation policies and practices, in consultation with its external compensation consultant, to assess whether they encourage our employees to take inappropriate risks. After reviewing and assessing our compensation philosophy, policies, and practices, including the mix of fixed vs. variable and short-term vs. long-term compensation, overall pay and incentive structures, the risk mitigating features built into our programs, and the independent board oversight of our programs, the compensation committee has determined that any risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the company as a whole.

Tax deductibility considerations

Section 162(m) of the Internal Revenue Code generally disallows public companies to take a tax deduction for U.S. federal income tax purposes for compensation in excess of $1 million paid in a year to a "covered" employee. Once an individual has been determined to be a covered employee, the deduction limitation applies indefinitely.

In approving the amount and form of compensation for our NEOs, the compensation committee considers all elements of the cost of providing such compensation, including the potential impact of Section 162(m) in the future. However, the compensation committee believes that our stockholders' interests are best served by retaining flexibility to award compensation that may result in non-deductible compensation expense. Therefore, the compensation committee has the discretion to pay compensation that is not deductible by virtue of the deduction limit of Section 162(m).

Accounting considerations

In approving the amount and form of compensation for our NEOs, the compensation committee considers the impact of FASB ASC Topic 718, which requires us to measure and recognize the compensation expense for all share-based payment awards made to our employees and directors, including stock options as well as PSUs, RSUs and RSAs that may be settled for shares of our Class A and Class B common stock, based on the grant date fair value of these awards.

Equity award grant practices

Pinterest's equity compensation programs do not currently include annual or periodic stock option awards, but the compensation committee has in the past granted stock options to our executives in connection with certain events, such as upon an executive's appointment, and accordingly such grants have been event-driven. During 2024, the compensation committee did not consider material nonpublic information when determining the timing or terms of equity awards to our executives, and the company did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Compensation committee report

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on their review and discussion, the compensation committee has recommended to the board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated into the company's 2024 annual report on Form 10-K.

Members of the Compensation Committee
Leslie Kilgore (chair)
Chip Bergh
Gokul Rajaram
Andrea Wishom

Compensation tables

Summary compensation

The following table shows the compensation awarded or paid to, or earned by, our NEOs for 2024, 2023 and 2022, as applicable.

2024 Summary compensation table

Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Bill Ready	2024	600,000	—	17,537,031	—	6,000	18,143,031
Chief Executive Officer	2023	516,667	—	—	—	6,000	522,667
	2022	203,030	—	21,532,700	100,815,383	100,622	122,651,735
Julia Brau Donnelly	2024	600,000	—	3,882,975	—	1,009,395 [5]	5,492,370
Chief Financial Officer	2023	320,455	1,000,000	14,995,592	—	211,420	16,527,467
Matthew Madrigal	2024	245,455	—	13,405,405	—	606 [6]	13,651,466
Chief Technology Officer							
Wanji Walcott	2024	600,000	—	5,613,912	—	6,000	6,219,912
Chief Legal & Business Affairs	2023	516,667	750,000	9,071,390	—	6,000	10,344,056
Officer	2022	53,030	500,000	—	—	—	553,030
Malik Ducard	2024	600,000	—	6,063,010	—	6,000	6,669,010
Chief Content Officer	2023	516,667	—	3,673,581	—	6,000	4,196,248
Sabrina Ellis	2024	436,364	—	4,210,451 [7]	—	688,958 [8]	5,335,773
Former Chief Product Officer	2023	377,273	—	20,763,106	—	—	21,140,379

[1] In accordance with SEC rules, we have omitted compensation for Mr. Ducard in 2022 as he was not serving as an executive officer during such year. Mr. Madrigal joined the company in 2024; Ms. Donnelly and Ms. Ellis joined the company in 2023.

[2] Unless otherwise noted, reported amounts represent the aggregate grant date fair value of RSAs, RSUs and 2024 PSUs granted during the years shown, as computed in accordance with FASB ASC Topic 718. See "Note 8 to the Consolidated Financial Statements" included in our 2024 annual report on Form 10-K filed with the SEC on February 6, 2025 for the assumptions used in calculating the grant date fair value. These amounts do not reflect the actual economic value that may be realized from such awards.

The aggregate grant date fair value of RSUs was as follows: Mr. Ready: $5,612,479; Ms. Donnelly: $3,433,843; Mr. Madrigal: $13,268,913; Ms. Walcott: $5,164,780; Mr. Ducard: $5,613,780; and Ms. Ellis: $3,761,319.

The aggregate grant date fair value of the 2024 PSUs assumes achievement of the performance-based conditions at target levels as follows: Mr. Ready: $561,398; Mr. Madrigal: $136,492; and each of Ms. Donnelly, Ms. Walcott, Mr. Ducard, and Ms. Ellis: $449,132. The aggregate grant date fair value of the 2024 PSUs assuming maximum performance is earned are as follows: Mr. Ready: $842,097; Mr. Madrigal: $204,753; and each of Ms. Donnelly, Ms. Walcott, Mr. Ducard, and Ms. Ellis: $673,698.

The aggregate grant date fair value of Mr. Ready's bridge PSUs is computed using a Monte-Carlo simulation model, which determines the probable outcomes of the market-based performance condition, and the following inputs: expected term (in years): 2.04; risk free interest rate 4.25%; expected volatility 43.4%; and dividend yield 0%. The aggregate grant date fair value of the bridge PSUs assuming maximum performance is earned is $22,726,308.

[3] Reported amounts represent the aggregate grant date fair value of options granted during the years shown, as computed in accordance with FASB ASC Topic 718. See "Note 8 to the Consolidated Financial Statements" included in our 2024 annual report on Form 10-K filed with the SEC on February 6, 2025 for the assumptions used in calculating the grant date fair value. These amounts do not reflect the actual economic value that may be realized from such awards.

[4] Represents matching 401(k) contributions unless otherwise noted.

[5] Represents reimbursement of relocation assistance expenses of $531,297 and a related tax gross-up of $472,098 incurred pursuant to Ms. Donnelly's employment agreement and matching 401(k) contributions of $6,000.

[6] Represents a tax gross-up on company merchandise.

[7] Represents an annual RSU grant of $3,761,319, of which $1,880,660 was forfeited pursuant to Ms. Ellis' severance agreement in connection with her departure from the company, and a 2024 PSU grant of $449,132 based on target level achievement.

[8] Represents cash severance of $600,000, a cash payment of $37,109 equivalent to the value of health care benefits for 12 months and a related tax gross-up of $45,502, each pursuant to Ms. Ellis' severance agreement and in connection with her departure from the company; $6,000 of matching 401(k) contributions; and a tax gross-up of $347 on company gifts.

Grants of plan-based awards

The following table shows certain information regarding grants of plan-based awards to our NEOs in 2024.

2024 Grants of plan-based awards table

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards [1]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)
		Threshold (#)	Target (#)	Maximum (#)		
Bill Ready	4/11/2024	12,377	16,502	24,753 [2]		561,398
	11/19/2024				189,036 [3]	5,612,479
	12/16/2024	143,221	286,442	572,884 [4]		11,363,154
Julia Brau Donnelly	4/11/2024	9,902	13,202	19,803 [2]		449,132
	4/11/2024				100,936 [5]	3,433,843
Matthew Madrigal	8/12/2024	3,529	4,705	7,058 [2]		136,492
	8/12/2024				457,391 [6]	13,268,913
Wanji Walcott	4/11/2024	9,902	13,202	19,803 [2]		449,132
	4/11/2024				151,816 [7]	5,164,780
Malik Ducard	4/11/2024	9,902	13,202	19,803 [2]		449,132
	4/11/2024				165,017 [7]	5,613,878
Sabrina Ellis	4/11/2024	9,902	13,202	19,803 [2]		449,132
	4/11/2024				110,562 [8]	3,761,319

[1] Represents the PSUs that could be earned at the threshold, target and maximum levels of achievement as described in "Compensation Discussion and Analysis — Short-term incentive compensation" and "Compensation Discussion and Analysis — Long-term incentive compensation" above.

[2] These 2024 PSUs had a one-year performance period of January 1, 2024 through December 31, 2024 and vested on March 1, 2025. The award was subject to a performance condition based on achievement of revenue and adjusted EBITDA goals for the year ending December 31, 2024, subject to continued service through the vesting date.

[3] These RSUs will vest in two equal installments on September 20, 2026 and December 20, 2026, subject to continued service through each vesting date.

[4] These bridge PSUs have a two-year performance period beginning January 1, 2025 and will vest on the date the company's performance relative to the performance conditions is certified by the compensation committee, which will be no later than February 14, 2027, subject to continued service through the date of certification.

[5] These RSUs will vest in two equal installments on September 20, 2025 and December 20, 2025, subject to continued service through each vesting date.

[6] These RSUs vest as follows: 12.5% of the total number of shares subject to the award vested on each of September 20, 2024 and November 20, 2024; 11.8% vest on each of February 20, 2025 and May 20, 2025; 7.9% vest on each of August 20, 2025 and November 20, 2025; and 11.8% vest on each of February 20, 2026, May 20, 2026, and August 20, 2026, subject to continued service through each vesting date.

[7] These RSUs will vest in four equal installments on March 20, 2025, June 20, 2025, September 20, 2025, and December 20, 2025, subject to continued service through each vesting date.

[8] These RSUs were scheduled to vest in two equal installments on September 20, 2025 and December 20, 2025, subject to continued service through each vesting date. In connection with Ms. Ellis' departure from the company and pursuant to her severance agreement, 55,281 of these RSUs vested on October 1, 2024 and 55,281 were forfeited.

Outstanding equity awards

The following table shows certain information with respect to the outstanding equity awards held by our NEOs as of December 31, 2024. The vesting schedule applicable to each outstanding equity award is described in the footnotes to the table. For information with respect to the vesting acceleration provisions applicable to the equity awards held by our NEOs, see "Potential Payments upon Termination or Change in Control" below.

Outstanding equity awards at fiscal 2024 year-end table

		Option Awards[1]				Stock Awards[1]			
		Number of Securities Underlying Unexercised Options		Exercise Price Per Share ($)	Expiration Date	Shares or Units of Stock That Have Not Vested		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	
Name	Grant Date	Exercisable	Unexercisable			Number	Market Value[2] ($)	Number	Market Value[2] ($)
Bill Ready	6/29/2022 [3]	4,811,159	3,742,013	19.96	6/29/32	—			—
	8/31/2022 [4]	—	—	—		408,879	11,857,491		
	4/11/2024 [5]	—	—	—		23,272	674,888		
	11/19/2024 [6]	—	—	—		189,036	5,482,044		
	12/16/2024 [7]	—	—	—				143,221	4,153,409
Julia Brau Donnelly	7/13/2023 [8]	—	—	—		130,943	3,797,347		
	4/11/2024 [5]	—	—	—		18,618	539,922		
	4/11/2024 [9]	—	—	—		100,936	2,927,144		
Matthew Madrigal	8/12/2024 [5]	—	—	—		6,635	192,415		
	8/12/2024 [10]	—	—	—		343,044	9,948,276		
Wanji Walcott	4/11/2024 [5]	—	—	—		18,618	539,922		
	4/11/2024 [11]	—	—	—		151,816	4,402,664		
Malik Ducard	4/11/2024 [5]	—	—	—		18,618	539,922		
	4/11/2024 [11]	—	—	—		165,017	4,785,493		
Sabrina Ellis	4/11/2024 [5]	—	—	—		18,618	539,922		

[1] All of the outstanding equity awards reported in this table were granted under the 2019 Omnibus Incentive Plan. Options, RSUs and PSUs granted under the 2019 Omnibus Incentive Plan will be settled in shares of our Class A common stock and RSAs granted under the 2019 Omnibus Incentive Plan represent restricted shares of our Class A common stock.

[2] Based on the closing price of our Class A common stock of $29.00 per share as of December 31, 2024, the last trading day of the year.

[3] The award provides that the service-based vesting condition will be satisfied for 6.25% of the total number of shares underlying the stock option on October 20, 2022, and at the end of each three-month period thereafter ending on July 20, 2026.

[4] Mr. Ready was required to purchase shares of Class A common stock from the open market in an aggregate amount of $5 million ("Investment Shares") in order to receive his RSA award. The RSAs will vest in 16 equal installments beginning October 20, 2022, and at the end of each three-month period thereafter ending on July 20, 2026, subject to continued service and continued holding of the Investment Shares through each vesting date.

[5] Represents the number of 2024 PSUs earned for the performance period January 1 through December 31, 2024, which vested on March 1, 2025.

[6] These RSUs will vest in two equal installments on September 20, 2026 and December 20, 2026, subject to continued service through each vesting date.

[7] Represents the number of bridge PSUs at the threshold level of performance. The award will vest on the date the company's performance relative to the performance conditions is certified by the compensation committee, which will be no later than February 14, 2027, subject to continued service and performance through the date of certification.

(8) These RSUs vest on June 20, 2025, subject to continued service through such date.

(9) These RSUs vest in two equal installments on September 20, 2025 and December 20, 2025, subject to continued service through each vesting date.

(10) These RSUs vest as follows: 12.5% of the total number of shares subject to the award (originally 457,391 shares) vested on each of September 20, 2024 and November 20, 2024; 11.8% vest on each of February 20, 2025 and May 20, 2025; 7.9% vest on each of August 20, 2025 and November 20, 2025; and 11.8% vest on each of February 20, 2026, May 20, 2026, and August 20, 2026, subject to continued service through each vesting date.

(11) These RSUs will vest in four equal installments on March 20, 2025, June 20, 2025, September 20, 2025, and December 20, 2025, subject to continued service through each vesting date.

Option exercises and stock vested

The following table shows information regarding the number and value of shares of common stock acquired during 2024 by our NEOs from the vesting of RSUs and RSAs. There were no stock options exercised during fiscal 2024.

2024 Option exercises and stock vested table

Name	Stock Award	
	Shares Acquired (#)	Value Realized ($)[1]
Bill Ready	233,645	8,379,679
Julia Brau Donnelly	261,886	9,046,202
Matthew Madrigal	114,347	3,408,112
Wanji Walcott	167,927	5,819,922
Malik Ducard	219,611	7,596,564
Sabrina Ellis	599,198	20,637,789

(1) The value realized on vesting is based on the closing price of our Class A common stock on the vesting date, or if such date was not a trading day, on the immediately preceding trading day.

Potential payments upon termination or change in control

We have entered into severance agreements with each of our NEOs. The terms of the severance agreements for each of our NEOs are the same, other than Mr. Ready, who has a separate severance and change in control agreement.

The payments and benefits under these arrangements are described in more detail and quantified below. All of the payments and benefits provided under these arrangements are subject to the NEO's execution of a separation and release agreement acceptable to us and continued adherence to the terms of a confidential information and invention assignment agreement with the company.

In addition to the above, the 2019 Omnibus Incentive Plan provides that in the event of termination upon death or disability, any employee who holds stock options or their beneficiary (in the event of death) may exercise any outstanding vested stock options at any time as follows: (i) in the event of disability, during six months following termination; and (ii) in the event of death, during 12 months following death or if earlier, termination.

Certain terminations not involving a change in control

In the event of a termination of employment without "cause" that is not in connection with a "change in control" of the company, the NEOs would receive a lump sum cash payment equal to a maximum of 24 months of base salary and 24 months of health benefits continuation (which period is reduced by one month for each month of service with us up to a maximum reduction of 12 months). Mr. Ready would also be eligible to receive such severance payments and benefits upon his resignation for "good reason" (as such term is defined in Mr. Ready's agreement) not in connection with a change in control.

In the event of a termination of employment due to death or disability, the NEOs forfeit all unvested RSAs, RSUs and 2024 PSU awards. Mr. Ready's bridge PSUs will vest at the target level in the event his employment terminates due to his death and will be forfeited in the event it terminates due to disability.

Additionally, upon such a termination of employment without "cause" (as such term is defined in the NEO's severance agreement), each NEO will vest in the portion of each outstanding equity award that would otherwise have vested during the 24-month period following such termination (which period is reduced by one month for each month of service with us up to a maximum reduction of 12 months) except for Mr. Ready's bridge PSUs, for which he will vest in the portion equal to the target number of bridge PSUs multiplied by the number of days elapsed between the beginning of the performance period and the termination date, divided by 730, and multiplied by the actual performance level achieved through the end of the performance period as certified by the compensation committee.

Involuntary termination involving a change in control

In the event of a termination of employment without cause or a resignation for "good reason", in each case, on or within one year following a "change in control" of the company, the NEOs would receive a lump sum cash payment equal to a maximum of 24 months of base salary and 24 months of health benefits continuation (which period is reduced by one month for each month of service with us up to a maximum reduction of 12 months).

To the extent that any such termination of service occurs within 90 days prior to, or 12 months following a "change in control" of the company (as such term is defined in the applicable NEO's severance agreement), each NEO will (i) fully vest in all outstanding equity awards, except for Mr. Ready's bridge PSUs, which will vest at the greater of target or actual performance achieved through the date of the change in control, and (ii) receive 24 months of health benefits continuation (which period is reduced by one month for each month of service up to a maximum reduction of 12 months). Separately, in the event that an NEO's equity awards are not assumed, substituted or otherwise continued or replaced with similar equity awards upon a change in control of the company, such awards will vest in full regardless of whether the NEO terminates employment.

These payments and acceleration of vesting are subject to a "best net after-tax" provision to reduce the amounts paid in the event that they would trigger excise tax penalties and loss of deductibility under Sections 280G and 4999 of the Internal Revenue Code.

Estimated payments as of December 31, 2024

The following table presents the estimated payments that each of our NEOs would have been entitled to receive under their severance agreement assuming that a termination of employment and, where applicable, a change in control of the company had occurred as of December 31, 2024, and based on the closing price per share of our Class A common stock on the last trading day of the year of $29.00. Amounts actually received if any of the NEOs cease to be employed will vary based on factors such as the timing during the year of any such event, the company's stock price, and any changes to our benefit arrangements and policies. Amounts shown do not include: (i) benefits earned during the term of the NEO's employment that are available to all benefit-eligible salaried employees; and (ii) the value of vested equity awards that the NEO is entitled to regardless of whether employment is terminated.

2024 Potential termination payments table

Name	Benefit	Termination Without Cause [1] ($)	Termination Without Cause or for Good Reason in connection with Change in Control ($)	Death or Disability[2] ($)
Bill Ready	Lump sum severance payment[3]	638,782	638,782	—
	Value of accelerated equity awards[4]	26,780,762	60,149,039	8,306,818
	Total	27,419,544	60,787,821	8,306,818
Julia Brau Donnelly	Lump sum severance payment[3]	600,485	600,485	—
	Value of accelerated equity awards[4]	7,264,413	7,264,413	—
	Total	7,864,898	7,864,898	—
Matthew Madrigal	Lump sum severance payment[3]	1,131,054	1,131,054	—
	Value of accelerated equity awards[4]	10,140,691	10,140,691	—
	Total	11,271,745	11,271,745	—
Wanji Walcott	Lump sum severance payment[3]	638,781	638,781	—
	Value of accelerated equity awards[4]	4,942,586	4,942,586	—
	Total	5,581,367	5,581,367	—
Malik Ducard	Lump sum severance payment[3]	638,781	638,781	—
	Value of accelerated equity awards[4]	5,325,415	5,325,415	—
	Total	5,964,196	5,964,196	—

[1] For Mr. Ready, this column also includes termination for "good reason" as defined in his severance agreement.

[2] All unvested RSUs, RSAs, options, and 2024 PSUs are forfeited upon an NEO's termination due to death or disability. Mr. Ready's bridge PSUs will vest at the target level in the event of his termination due to death and will be forfeited in the event of his termination due to disability. Mr. Ready's vested stock options may be exercised within 30 days of termination except in the event of death, in which case such vested stock options may be exercised within 12 months of termination, or disability, in which case such vested stock options may be exercised within 6 months of termination.

[3] Reported amounts are based on the base salary of each NEO as of December 31, 2024 and include the estimated cost of health insurance continuation coverage (paid in lump sum if the NEO elects such coverage) over a severance period of 12 months for Messrs. Ready and Ducard and Mses. Donnelly and Walcott and 20 months for Mr. Madrigal, each pursuant to their severance agreement.

[4] Reported amounts are based on (i) in the event of a termination of employment without cause, (a) the number of unvested RSUs, RSAs, 2024 PSUs, and stock options, as applicable, scheduled to vest within the following 12 months for Messrs. Ready and Ducard and Mses. Brau Donnelly and Walcott and 20 months for Mr. Madrigal and (b) the number of unvested bridge PSUs equal to the number of days elapsed between the beginning of the performance period and the termination date divided by 730, multiplied by the actual performance achieved, which as of December 31, 2024 is estimated at the threshold level and (ii) in the event of a "double trigger" termination of employment, (a) the total number of unvested RSUs, RSAs, 2024 PSUs, as applicable, as of the end of the last fiscal year, in each case, multiplied by $29.00, the closing price per share of our Class A common stock on the last trading day of the year and (b) the total number of unvested stock options as of the end of the last fiscal year multiplied by $29.00, the closing price per share of our Class A common stock on the last trading day of the year, minus the exercise price of the award. The value set forth in the event of a double trigger termination of employment is the same value that would apply in the event of a change in control of the company where the awards are not assumed or substituted (as described above) except for Mr. Ready's bridge PSUs, which would vest in an amount equal to the greater of the target performance level or actual level of achievement on the date of the change in control, which we've included at target level in this column.

Ms. Ellis' employment with the company ended October 1, 2024. In connection with her severance agreement, and in exchange for a general release of claims and her assistance with the transition and subject to her compliance with certain restrictive covenants, she became eligible to receive (i) a cash severance payment of $600,000, which is equal to 12 months of her then base salary, (ii) acceleration of 327,240 RSUs (valued at $10,720,382 based on the closing price per share of our Class A common stock on October 1, 2024), (iii) pending the certification of the achievement of the PSU award, continued vesting of 18,618 2024 PSUs (valued at $539,922 based on the closing price per share of our Class A common stock on December 31, 2024), and (iv) certain other benefits, primarily consisting of a cash payment of $82,611 equivalent to the value of health care benefits for 12 months, grossed up for taxes. In connection with her departure from the company, Ms. Ellis forfeited 55,281 RSUs (valued at $1,603,149 based on the closing price per share of our Class A common stock on December 31, 2024).

CEO pay ratio

Pursuant to Item 402(u) of Regulation S-K under the Securities Act and Section 953(b) of the Dodd-Frank Act, presented below is the ratio of the annual total compensation of Mr. Ready to the median of the annual total compensation of all our employees (excluding the CEO) for the year ended December 31, 2024.

Chief Executive Officer annual total compensation	18,143,031
Median Employee annual total compensation	272,717
Ratio of Chief Executive Officer to Median Employee annual total compensation	**66.5 to 1**

This ratio is a reasonable estimate calculated in a manner consistent with SEC rules.

To identify the median employee, we analyzed the compensation of all of our employees, excluding our CEO, whether employed on a full-time, part-time, temporary or seasonal basis as of December 31, 2024. We did not include any contractors or other non-employee workers in our employee population.

To identify the median employee, we used a consistently applied compensation measure consisting of the sum of base salary rate, actual bonus and commission and the grant date fair value of equity awards granted during the 12-month period from January 1, 2024 through December 31, 2024, for all applicable employees as described above. In the case of non-U.S. employees, payments not made in U.S. dollars were converted to U.S. dollars using the average applicable currency exchange rates for the month of December 2024.

Using the methodology described above, the median employee we identified is a full-time employee based in the United States. We calculated the annual total compensation for the median employee using the same methodology used to report the annual total compensation of our NEOs in the "2024 Summary compensation table."

Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, our pay ratio may not be comparable to the pay ratio reported by other companies.

Pay versus performance

As discussed in the Compensation Discussion and Analysis above, the compensation committee generally takes into consideration the company's financial and operating performance while determining the individual executive officer's performance to align our executive officers' pay with company performance. In addition, in 2024, we used adjusted EBITDA and revenue as the performance metrics for the 2024 PSUs. We also used rTSR as the performance metric for the bridge PSUs granted to Mr. Ready in December 2024 and for Mr. Ready's three-year PSUs granted in January 2025.

As required by Item 402(v) of Regulation S-K under the Securities Act, we are providing the following information about the relationship between executive compensation actually paid to our NEOs and certain financial performance of the company.

In this section first principal executive officer ("PEO") refers to Benjamin Silbermann, our former CEO, and second PEO refers to Bill Ready, our current CEO.

Pay-versus-performance

							Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for First PEO ($)[1]	Summary Compensation Table Total for Second PEO ($)[1]	Compensation Actually Paid to First PEO ($)	Compensation Actually Paid to Second PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[1][3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[2][3]	Total Stock holder Return ($)[4]	Peer Group Total Stock holder Return ($)[4]	Net Income (Loss) ($) (in thousands)[5]	Company Selected Measure: Revenue ($) (in thousands)[6]
2024	—	18,143,031	—	(24,338,934)	7,473,706	5,972,582	156	168	1,862,106	3,646,166
2023	—	522,667	—	74,249,630	11,333,745	13,760,300	199	130	(35,610)	3,055,071
2022	202,028	122,651,735	(13,866,816)	153,878,150	411,737	(11,364,015)	123	80	(96,047)	2,802,574
2021	199,100	—	(32,587,745)	—	11,394,930	(25,236,449)	173	154	316,438	2,578,027
2020	199,100	—	81,738,645	—	4,047,470	49,261,185	294	162	(128,323)	1,692,658

(1) The dollar amounts reported represent (i) the total compensation reported in our Summary Compensation Table above for our first PEO and second PEO and (ii) the average total compensation paid of our non-PEO NEOs for the covered fiscal years. For the years reported in the table, Mr. Silbermann was our first PEO from January 2020 to July 2022, and Mr. Ready was our second PEO from July 2022 to December 2024.

(2) The dollar amounts reported represent the amount of “compensation actually paid” (“CAP”), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amounts of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation reported in our Summary Compensation Table to determine the compensation actually paid for our second PEO and the average total compensation paid of our non-PEO NEOs:

Year	Reported Summary Compensation Table Total for Second PEO ($)	Reported Value of Equity Awards ($)[a]	Equity Award Adjustments ($)[b]	Compensation Actually Paid to Second PEO ($)
2024	18,143,031	17,537,031	(24,944,934)	(24,338,934)

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs ($)	Average Reported Value of Equity Awards ($)[a]	Average Equity Award Adjustments ($)[b]	Average Compensation Actually Paid to Non-PEO NEOs ($)
2024	7,473,706	6,635,151	5,134,027	5,972,582

(a) The grant date fair value of equity awards represents the total of the amounts reported in the “Stock Awards” and “Option Awards” columns in the Summary Compensation Table for the covered fiscal year.

(b) Equity award adjustments for each covered fiscal year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the covered fiscal year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The fair value of stock options was calculated using the Black-Scholes option-pricing model using updated assumptions as of each measurement date. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. See "Note 8 to the Consolidated Financial Statements" included in our 2024 annual report on Form 10-K filed with the SEC on February 6, 2025 for the assumptions used in calculating the grant date fair value. The amounts deducted or added in calculating the equity award adjustments are as follows:

Second PEO

Year	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value from Prior Year End to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value ($)	Total Equity Award Adjustments ($)
2024	17,038,864	(36,611,904)	—	(5,371,894)	—	—	(24,944,934)

Average Non-PEO NEOs

Year	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value from Prior Year End to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value ($)	Total Equity Award Adjustments ($)
2024	4,883,136	(210,556)	1,043,823	(582,376)	—	—	5,134,027

[3] The non-PEO NEOs represent the following individuals for each of the fiscal years shown:

Year	Non-PEO NEOs
2024	Julia Brau Donnelly, Matthew Madrigal, Wanji Walcott, Malik Ducard, Sabrina Ellis
2023	Julia Brau Donnelly, Todd Morgenfeld, Malik Ducard, Sabrina Ellis, Wanji Walcott
2022	Todd Morgenfeld, Christine Flores, Naveen Gavini, Wanji Walcott
2021	Evan Sharp, Todd Morgenfeld, Christine Flores, Naveen Gavini
2020	Evan Sharp, Todd Morgenfeld, Christine Flores, Françoise Brougher

[4] The company and peer group total stockholder return ("TSR") assumed an initial investment of $100 on December 31, 2019. We have historically used the compensation peer group set forth in "—Compensation discussion and analysis—Competitive positioning" for purposes of this table. This year, we determined the Nasdaq CTA Internet Index (QNET Index) is more relevant because it is aligned with our peer group and also serves as the performance benchmark for some of our executive compensation. We have included both the 2024 compensation peer group and the QNET Index TSR for this transitional year, but will not include the compensation peer group in future years. For 2024, Etsy was added to the peer group and Lyft, Qualtrics International, Twitter and VMware were removed from the 2023 peer group using the same criteria we used to establish the compensation peer group above in "—Compensation discussion and analysis—Competitive positioning".

Year	Company TSR ($)	QNET Index ($)	Compensation Peer Group
2024	156	168	173
2023	199	130	142
2022	123	80	104
2021	173	154	180
2020	294	162	181

[5] The dollar amounts reported represent net income (loss) in our "Notes to consolidated financial statements" included in our annual report on Form 10-K for the applicable year.

[6] The dollar amounts reported represent revenue in our "Notes to consolidated financial statements" included in our annual report on Form 10-K for the applicable year.

Tabular list of performance measures

The following table sets forth the financial performance measures that we use to link compensation actually paid to our NEOs to the company's performance, as further described above in "Compensation discussion and analysis".

Proxy

Most Important Financial Performance Measures
Revenue
Adjusted EBITDA[1]
Relative TSR

[1] Adjusted EBITDA is a non-GAAP financial measure. See Appendix A for more information.

Relationship between compensation actually paid and performance measures

The following charts set forth the relationship between CAP to our PEOs and the average CAP to our other NEOs to (i) the company's cumulative TSR and peer group TSR, (ii) net income, and (iii) revenue, each over the five most recently completed fiscal years.

Compensation actually paid versus company TSR



Compensation actually paid versus company net income



Compensation actually paid versus company revenue

Equity compensation plan information

The following table provides information as of December 31, 2024, with respect to the shares of our common stock that may be issued under our 2009 Stock Plan and 2019 Omnibus Incentive Plan.

Plan Category	Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (#)
Plans approved by security holders[1]	47,606,936 [2]	17.21 [3]	171,858,312 [4]
Plans not approved by security holders	—	—	—

[1] The 2019 Omnibus Incentive Plan provides that the number of shares reserved and available for issuance under the 2019 Omnibus Incentive Plan will automatically increase on each January 1, commencing on January 1, 2020 through and including January 1, 2029, in an amount equal to 5% of the total number of shares of Class A and Class B common stock outstanding on the immediately preceding December 31.

[2] Includes 1,836,602 shares of Class B common stock issuable upon exercise of outstanding options granted under our 2009 Stock Plan. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, including certain charities and foundations, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our certificate of incorporation. Upon the death or permanent incapacity of each holder of Class B common stock who is a natural person, the Class B common stock held by that person or his or her permitted estate planning entities will convert automatically into Class A common stock. However, shares of Class B common stock held by Benjamin Silbermann or his permitted estate planning entities or other permitted transferees will not convert automatically into Class A common stock until a time that is between 90 and 540 days after his death or permanent incapacity, as determined by the board. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock on (i) April 23, 2026, the seven-year anniversary of our IPO, except with respect to shares of Class B common stock held by any holder that continues to beneficially own at least 50% of the number of shares of Class B common stock that such holder beneficially owned immediately prior to completion of our IPO; and (ii) a date that is between 90 and 540 days, as determined by the board, after the death or permanent incapacity of Mr. Silbermann. Includes 36,375,636 shares of Class A common stock issuable upon vesting of RSUs, 432,647 shares of Class A common stock issuable upon vesting of PSUs and 408,879 shares of Class A common stock issuable upon vesting of RSAs, each awarded under our 2019 Omnibus Incentive Plan, as well as 8,553,172 shares of Class A common stock issuable upon exercise of outstanding options granted under our 2019 Omnibus Incentive Plan.

[3] Excludes RSAs, RSUs and PSUs as they have no exercise price.

[4] Reflects shares available for future issuance under the 2019 Omnibus Incentive Plan (excluding shares underlying outstanding awards).

Audit matters

Proposal 3

Ratification of selection of independent auditor

The audit committee has sole responsibility for the appointment, compensation and oversight of our independent registered public accounting firm. At the annual meeting, you are being asked to ratify the audit committee's selection of Ernst & Young LLP ("EY") to serve as our independent auditor for the year ending December 31, 2025. EY has served as our independent auditor since 2013. The audit committee believes that the continued retention of EY as our independent auditor is in the best interests of Pinterest and its stockholders. Representatives of EY are expected to be present at the annual meeting. They will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate stockholder questions.

The board, upon recommendation of the audit committee, is submitting the selection of EY to stockholders for ratification as a matter of good corporate governance. If stockholders do not ratify the selection of EY, the audit committee will review its future selection of our independent auditor in light of that result. Even if the selection is ratified, the audit committee may, in its discretion, appoint a new independent auditor at any time during the year if it determines that such a change would be in the best interests of the company and its stockholders.

> The board recommends a vote **FOR** the ratification of Ernst & Young LLP

Principal accountant fees and services

The following table represents aggregate fees for EY services for the years ended December 31, 2024 and 2023 (in thousands):

	2024	2023
Audit fees[1]	5,742	4,847
Audit-related fees[2]	—	—
Tax fees[3]	1,126	861
All other fees[4]	1,389	—
Total fees	**8,257**	**5,708**

[1] Consist of fees for services rendered in connection with the annual audit of our consolidated financial statements and audit of internal control over financial reporting, reviews of our quarterly condensed consolidated financial statements, services provided in connection with statutory and regulatory filings, and consultations on accounting matters directly related to the audit.

[2] There were no audit-related fees for the years ended December 31, 2024 and 2023.

[3] Consist of fees for services rendered for tax compliance, tax advice and tax planning.

[4] Consist of fees for services rendered in connection with the Digital Services Act and business metrics.

Pre-approval policies and procedures

It is the policy of the audit committee to pre-approve, typically near the beginning of each fiscal year, all audit and permissible non-audit services to be provided by the independent auditor during that fiscal year. The audit committee also may pre-approve particular services during the fiscal year on a case-by-case basis. The audit committee has delegated to the chair of the audit committee the authority to pre-approve such specific services on a case-by-case basis for which the aggregated estimated fees do not exceed $200,000. The audit committee or its chair, as applicable, considers whether the provision of any non-audit services is compatible with maintaining the independence of our independent auditor and solicits the input of management and the independent auditor on this issue. The audit committee pre-approved all of the services reported in the table above, pursuant to the policies and procedures described above, and the audit committee determined that all non-audit services provided to the company by EY were compatible with the maintenance of EY's independence in the conduct of its auditing functions.

Audit committee report

The audit committee has reviewed and discussed with management the audited financial statements for the fiscal year ended December 31, 2024. The audit committee has discussed with EY, our independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The audit committee has also received the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding the firm's communications with the audit committee concerning independence and has discussed with EY the firm's independence. Based on the foregoing, the audit committee has recommended to the board that the audited financial statements be included in our 2024 annual report on Form 10-K.

Members of the Audit Committee

Scott Schenkel (chair)
Fredric Reynolds
Salaam Coleman Smith
Marc Steinberg

Proposal 4

Approval of amendment to amended and restated certificate of incorporation to provide for officer exculpation as permitted by Delaware law

Our board of directors has adopted and declared advisable an amendment to our amended and restated certificate of incorporation to provide for the elimination of monetary liability of certain officers of the company in certain limited circumstances (the "amendment") as permitted by the General Corporation Law of the State of Delaware ("DGCL"). The amendment also provides that if the DGCL is further amended to eliminate or limit the liability of officers, the liability of such officers will be limited or eliminated to the fullest extent permitted by law, as so amended. In addition, while the amendment also includes conforming changes to the existing exculpation provision related to directors of the company set forth in Article IX of our amended and restated certificate of incorporation, the current exculpation protections available to the directors remain unchanged as a result of the amendment. Specifically, the amendment would amend the first paragraph of Article IX as follows:

ARTICLE IX

To the fullest extent authorized by the DGCL, as it presently exists or may hereafter be amended or modified from time to, no director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors or officers, as applicable, then the liability of a director or officer of the Corporation, as applicable, shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended.

Pursuant to and consistent with Section 102(b)(7) of the DGCL, our current amended and restated certificate of incorporation already eliminates the monetary liability of directors to the fullest extent permitted by Delaware law, but does not provide for exculpation of officers. Effective August 1, 2022, Section 102(b)(7) of the DGCL (Section 102(b)(7)) was amended to permit companies to include in their certificates of incorporation limitations of monetary liability for certain officers. Consistent with Section 102(b)(7), the amendment would only permit exculpation of certain officers for breaches of the fiduciary duty of care for direct claims brought by stockholders. This means that our board and stockholders may still bring claims on behalf of the company for a breach of the fiduciary duty of care against officers. Like the provision limiting the liability of directors, the amendment does not permit the elimination of liability of officers for any breach of the duty of loyalty to the company or its stockholders, any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, or any transaction from which the officer derived an improper personal benefit. The amendment also does not permit the limitation of liability of officers in any derivative action. The officers who would be covered by the amendment include any officer who, during the course of conduct alleged to be wrongful, (i) is or was the company's president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer, or chief accounting officer; (ii) is or was identified in the company's public filings with the Securities and Exchange Commission as a named executive officer; or (iii) has, by written agreement with the company, consented to being identified as an officer for purposes of service of process in Delaware. A complete copy of our current amended and restated certificate of incorporation is available as an exhibit to our 2024 annual report on Form 10-K.

Our board believes that the amendment would mitigate the risk of personal financial ruin as a result of an unintentional misstep, would reduce the company's litigation costs and also would not negatively impact stockholder rights. In the absence of such protection, such individuals might be deterred from serving as officers due to exposure to personal liability and the risk of incurring substantial expense in defending lawsuits, regardless of merit. The nature of their role often requires officers to make decisions on crucial matters and frequently in response to time-sensitive opportunities and

challenges, which can create substantial risk of lawsuits seeking to impose liability with the benefit of hindsight and regardless of merit. Therefore, we believe that this exculpation will help attract and retain talented officers.

Our board also believes that the amendment potentially would reduce unnecessary litigation costs and indemnification costs for the company associated with frivolous lawsuits.

In addition, the board believes the amendment better aligns the protections available to the company's officers with those currently available to the company's directors, which would empower officers to exercise their business judgment in furtherance of stockholder interests without the potential for distraction posed by the risk of personal liability. We believe that given the narrow class and types of claims for which officers would be exculpated, the amendment strikes an appropriate balance between our stockholders' interest in accountability and their interest in the company being able to manage litigation costs and continue to attract and retain top executive talent.

The board has determined that it is in the best interests of the company and our stockholders to adopt the amendment. The amendment will become effective upon the company's filing of the Certificate of Amendment setting forth the amendment with the Delaware Secretary of State, which is anticipated to occur promptly following the date of the annual meeting if this Proposal Four is adopted by our stockholders.

> The board recommends a vote **FOR** the amendment to the amended and restated certificate of incorporation to provide for officer exculpation as permitted by Delaware law

Security ownership of certain beneficial owners and management

The following table sets forth certain information regarding the beneficial ownership of our Class A common stock and Class B common stock as of the record date, by: (i) each director and nominee for director; (ii) each NEO; (iii) all current executive officers and directors as a group; and (iv) each person or group known by us to be the beneficial owner of more than 5% of our Class A common stock or Class B common stock. We have determined beneficial ownership in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote (or direct the voting) or to dispose (or direct the disposition) of such securities or has the right to acquire these powers within 60 days. Unless otherwise indicated, and subject to community property laws where applicable, based on the information available to us, the company believes that each of the stockholders named in the table has sole voting and investment power over the reported shares. Unless otherwise indicated, the address for each stockholder is c/o Pinterest at the company's address set forth on page 65 of this Proxy Statement.

Applicable percentages are based on 593,725,910 shares of Class A common stock and 82,494,082 shares of Class B common stock outstanding as of the record date, adjusted as required by SEC rules. We have deemed shares of our Class A common stock and of our Class B common stock subject to stock options that are currently exercisable or exercisable within 60 days of the record date, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person only. We have deemed shares of our Class A common stock and of our Class B common stock subject to RSUs that are expected to become vested within 60 days of the record date, to be outstanding and to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person only.

The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of shares of Class A common stock. Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class, with each share of our Class A common stock entitled to one vote per share and each share of our Class B common stock entitled to 20 votes per share. The holders of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may be otherwise required by law or our certificate of incorporation.

The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name of Beneficial Owner	Class A Common Stock		Class B Common Stock		% of Total Voting Power
	Shares	% of Class	Shares	% of Class	
Named Executive Officers and Directors					
Benjamin Silbermann[1]	6,274	*	38,744,937	46.97	34.54
Bill Ready[2]	6,481,987	1.08	–	–	*
Chip Bergh[3]	9,886	*	–	–	–
Julia Brau Donnelly	–	–	–	–	–
Malik Ducard	348,492	*	–	–	*
Sabrina Ellis[4]	253,192	*	–	–	*
Wanji Walcott	126,901	*	–	–	*
Leslie Kilgore[5]	70,484	*	6,838	*	*
Jeremy Levine[6]	1,156,693	*	–	–	–
Matthew Madrigal[7]	149,161	*	–	–	–
Gokul Rajaram[8]	31,893	*	–	–	*
Fredric Reynolds[6]	96,809	*	100,000	*	*
Scott Schenkel[6]	11,459	*	–	–	–
Salaam Coleman Smith[6]	40,483	*	–	–	*
Marc Steinberg[6]	27,756	*	–	–	*
Andrea Wishom[6]	45,172	*	–	–	*
All directors and executive officers as a group[9]	8,856,642	1.48	38,851,775	47.10	34.93
Other 5% Stockholders					
Paul Sciarra[10]	–	–	32,885,827	39.86	29. 32
Blackrock, Inc.[11]	37,990,504	6.40	–	–	1.69
The Vanguard Group[12]	60,147,395	10.13	–	–	2.68

* Represents beneficial ownership or voting power of less than one percent

[1] Includes (i) 6,274 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 26, 2025 and (ii) 38,744,937 shares of Class B common stock held by Benjamin W. Silbermann and Divya Silbermann, as trustees of the Benjamin and Divya Silbermann Family Trust (the "Trust"). Mr. and Ms. Silbermann have sole voting and dispositive power over the shares held by the Trust and may therefore be deemed to beneficially own such shares. Does not include 9,175,030 shares of Class B common stock held by an LLC that is owned by a trust, the beneficiaries of which include certain of Mr. Silbermann's immediate family members. Mr. Silbermann does not have dispositive power or voting power over the shares held by the LLC and, as a result, he is deemed not to be a beneficial owner of the shares held by the LLC and such shares are not included in the table.

[2] Includes (i) 5,345,731 shares of Class A common stock issuable upon exercise of outstanding stock options (ii) 534,573 shares of Class A common stock issuable upon exercise of outstanding stock options that will vest within 60 days of March 26, 2025 and (iii) 58,412 shares of restricted Class A common stock that will vest within 60 days of March 26, 2025.

[3] Includes 9,399 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 26, 2025.

[4] Shares of Class A common stock held as of October 1, 2024, her last date of employment.

[5] Includes (i) 36,786 shares of Class A common stock held by the JLK Family Legacy Trust, of which Ms. Kilgore is a trustee and (ii) 6,274 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 26, 2025.

[6] Includes 6,274 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 26, 2025.

[7] Includes 54,165 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 26, 2025.

[8] Includes (i) 3,957 shares of Class A common stock held by Gokul Rajaram & Tamara Lucero-Rajaram Trustees Rajaram Family Revocable Trust, of which Mr. Rajaram is a Trustee and (ii) 6,274 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 26, 2025.

[9] Includes of (i) 5,345,731 shares of Class A common stock issuable upon exercise of outstanding stock options; (ii) 534,573 shares of Class A common stock issuable to our NEOs and directors upon the exercise of outstanding stock options that will vest within 60 days

of March 26, 2025; and (iii) 120,030 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 26, 2025.

(10) Based on information provided to us by Paul Sciarra, includes (i) 25,070,351 shares of Class B Common Stock of the Issuer held by the Sciarra Management Trust, of which Paul Cahill Sciarra is trustee and, in his capacity as trustee, has voting, investment and dispositive power over the shares held by the trust; and (ii) 7,815,476 shares of Class B Common Stock held by the PCS Remainder LLC, a limited liability company the sole member of which is PCS Remainder Trust. Mr. Sciarra, in his capacity as the protector of the PCS Remainder Trust, has the authority to remove and replace the trustee of this trust and as such may be deemed to have voting, investment and dispositive power over the shares held by this trust through the LLC. The address for U.S. Trust Company of Delaware, as agent for Sciarra Management Trust is 2951 Centerville Road, Suite 200, Wilmington, DE 19808. The address for the PCS Remainder LLC is the Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

(11) Based on the Schedule 13G/A filed with the SEC by Blackrock, Inc. on February 3, 2025 reporting ownership of 37,990,504 shares of Class A common stock as of December 31, 2024, with sole voting power with respect to 32,998,807 shares and sole dispositive power with respect to 37,990,504 shares. The address of Blackrock, Inc. is 50 Hudson Yards, New York, New York, 10001

(12) Based on the Schedule 13G/A filed with the SEC by The Vanguard Group on December 6, 2024 reporting ownership of 60,147,395 shares of Class A common stock as of November 29, 2024 with shared voting power with respect to 464,571 shares, sole dispositive power with respect to 58,650,278 shares and shared dispositive power with respect to 1,497,117 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

Delinquent section 16(a) reports

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of such securities. To our knowledge, based solely on a review of such reports filed with the SEC and written representations that no other reports were required during 2024, we believe that all required reports were timely filed, except that due to administrative errors the following reports were filed late: (i) a Form 3 to report Mr. Madrigal's initial holdings upon being designated as an executive officer, (ii) a Form 3/A to add shares owned by Mr. Bergh prior to joining our board and (iii) a Form 4 to report a grant of RSUs to Mr. Silbermann.

Other matters

Related party transactions

Policies and procedures

Pursuant to our written related party transaction policy, the audit committee has the primary responsibility for reviewing and approving (or, if advance approval is not feasible, ratifying) related party transactions. A related party includes our directors, executive officers, beneficial owners of more than 5% of our voting securities, or any member of the immediate family or person sharing the household with the foregoing persons. A related party transaction is a current or proposed transaction, arrangement or relationship in which our company was, is or will be a participant and the amount involved exceeds or is expected to exceed $120,000 in any fiscal year and in which any related party has, had or will have a direct or indirect material interest.

The audit committee, while reviewing a related party transaction for approval or ratification, will consider various factors, including the benefit of the transaction to us, the terms of the transaction and whether it is at arm's-length and in the ordinary course of our business, the direct or indirect nature of the related person's interest in the transaction, the size and expected term of the transaction, and other facts and circumstances that bear on the materiality of the related party transaction. If advance approval of a related party transaction is not feasible, the chair of the audit committee may approve the transaction and such transaction may be ratified by the audit committee in accordance with our written policy.

Related party transactions

Since January 1, 2024, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest, other than as described below.

In 2024, the company paid approximately $200,000 of legal fees for Benjamin Silbermann's spouse in connection with litigation settled in November 2024 relating to allegations concerning the early development of Pinterest.

In addition, from time to time, we do business with other companies, including advertisers, affiliated with certain holders of our capital stock. We also believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm's-length basis.

Stockholder proposals for the 2026 annual meeting of stockholders

Proposals and director nominations to be included in our proxy statement

Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in our Proxy Statement and for consideration at our 2026 annual meeting of stockholders ("2026 annual meeting"). To be eligible, your proposal must be received by our Corporate Secretary at the company's address: 651 Brannan Street, San Francisco, California 94107, no later than the close of business (6:00 p.m. Pacific Time) on December 10, 2025, and must otherwise comply with Rule 14a-8. While the board will consider stockholder proposals that we receive, we reserve the right to omit from our Proxy Statement stockholder proposals that do not satisfy applicable SEC rules.

In addition, our bylaws permit stockholders (either individually or in a group of up to 20 stockholders) that have owned 3% or more of Pinterest's outstanding shares continuously for at least three years to submit director nominees (the greater of two directors or up to 20% of our board) for inclusion in our proxy materials. To be considered for inclusion in our Proxy Statement and for consideration at our 2026 annual meeting, your director nomination must be received by our Corporate Secretary at the company's address (see above) no later than the close of business (6:00 p.m. Pacific Time) on December 10, 2025, and no earlier than the close of business on November 10, 2025, assuming that the 2026 annual meeting of stockholders occurs within 30 days before or after the anniversary of the 2025 annual meeting. In order to utilize these proxy access provisions, a stockholder or group of stockholders must also satisfy the additional eligibility,

procedural, and disclosure requirements set forth in our bylaws. The submission of proxy access nomination does not guarantee its inclusion in our Proxy Statement, and we reserve the right to omit from our Proxy Statement any proxy access nomination that does not satisfy the applicable requirements.

Other proposals and director nominations to be presented at the 2026 annual meeting

Under our bylaws, in order to nominate a director or bring any other business before the stockholders at the 2026 annual meeting that will not be included in our Proxy Statement pursuant to Rule 14a-8 under the Exchange Act or the proxy access provisions of our bylaws, you must comply with the procedures and timing specifically described in the separate advance notice provisions of our bylaws (which includes information required under Rule 14a-19). Assuming that the 2026 annual meeting occurs within 30 days before or after the anniversary of the 2025 annual meeting, stockholders desiring to nominate a director or bring any other business before the stockholders at the 2026 annual meeting other than pursuant to Rule 14a-8 or our bylaws' proxy access provisions must notify our Corporate Secretary in writing not earlier than the close of business on January 22, 2026, and not later than the close of business on February 21, 2026. Such notice must set forth certain information specified in our bylaws. Failure to comply with these and other applicable requirements may result in a nomination or proposal of other business being disregarded pursuant to our bylaws.

All stockholder proposals and nominations should be in writing and be submitted to the Corporate Secretary at the company's address (see above) of this Proxy Statement. We advise you to review our bylaws, which set forth the requirements for the nomination of director candidates and the presentation of proposals by stockholders. Our bylaws can be found on our website at *https://investor.pinterestinc.com/governance/governance-documents*, or you may obtain a copy free of charge by contacting the Corporate Secretary at the company's address on page 65 of this Proxy Statement.

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

Voting and annual meeting information

Meeting information

Why have these proxy materials been made available to me?

These materials are available in connection with the board's solicitation of proxies to be voted at the annual meeting. The annual meeting is being held to elect four Class III directors to hold office until the 2028 annual meeting (Proposal 1), approve, in a non-binding advisory vote, the compensation of our named executive officers (Proposal 2), ratify the selection of Ernst & Young as our independent auditor for 2025 (Proposal 3), and approve an amendment to our Amended and Restated Certificate of Incorporation to provide for officer exculpation as permitted by Delaware law (Proposal 4). All stockholders who held shares of our common stock as of the close of business on the record date, March 26, 2025, are entitled to attend the annual meeting and to vote on the items of business outlined above. Whether or not you choose to attend the annual meeting, we urge you to vote your shares as soon as possible so that your shares are represented at the annual meeting.

This Proxy Statement is furnished in connection with the solicitation of your proxy by our board to vote at the annual meeting, including at any adjournments or postponements of the annual meeting. This Proxy Statement contains information to be voted on at the annual meeting and certain other information required by SEC rules. In accordance with SEC rules, we are making our proxy materials available at www.proxyvote.com with an option to request a printed set be mailed to you. We expect to begin mailing a notice of internet availability of proxy materials on or about April 9, 2025, to all stockholders of record entitled to vote at the annual meeting. This notice contains instructions for viewing the proxy materials and voting online and requesting a printed set of proxy materials.

How can I attend the meeting?

The annual meeting will be held exclusively online at *www.virtualshareholdermeeting.com/PINS2025* on Thursday, May 22, 2025, at 8:00 a.m. Pacific Time. We invite all Pinterest stockholders as of the record date to attend the annual meeting. Through the virtual annual meeting format, you will be able to participate in the annual meeting online, vote your shares

electronically and submit questions. We encourage you to access the annual meeting prior to the start time, and you should allow ample time to log in to the annual meeting webcast and test your computer audio system.

Stockholders of record as of the record date are entitled to participate in the annual meeting. To log in to the annual meeting, stockholders of record should go to the meeting website, enter the 16-digit control number included on your notice of internet availability of proxy materials or proxy card, and follow the instructions on the website.

If your shares are held in street name and your voting instruction form or notice of internet availability of proxy materials indicates that you may vote those shares through www.proxyvote.com, then you may access and participate in the annual meeting with the 16-digit access code indicated on that voting instruction form or notice of internet availability of proxy materials. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least 5 days before the annual meeting) and obtain a "legal proxy" in order to be able to attend and participate in the annual meeting.

Why a virtual meeting?

We have adopted a virtual format to provide a consistent experience to all stockholders regardless of location, expand stockholder access to the annual meeting, achieve cost savings for stockholders and Pinterest, and reduce the environmental impact of the annual meeting. Hosting a virtual annual meeting enables increased stockholder attendance and participation since stockholders can participate from any geographic location with internet connectivity. We have structured the virtual format so that it offers the same participation opportunities that would be provided at an in-person annual meeting. In particular:

- **You can submit questions in advance of and during the annual meeting**. Our question and answer session will include questions submitted both in advance of and live during the annual meeting. If you are a stockholder of record, or hold shares in street name and your voting instruction form or notice of internet availability of proxy materials indicates you may vote through www.proxyvote.com, you may submit a question in advance of the annual meeting at www.proxyvote.com or during the annual meeting at www.virtualshareholdermeeting. com/PINS2025, in each case by logging in with your 16-digit control number. We plan to answer as many questions during the annual meeting as time permits. Information regarding the types of questions permitted will be available in the meeting rules of conduct, which will be posted on the virtual meeting website during the meeting.

- **Tech support will be available to facilitate your access to the annual meeting**. We encourage you to access the annual meeting before it begins. Online check-in will start shortly before the annual meeting on May 22, 2025. We will have technicians available to assist you. If you have difficulty accessing the annual meeting please follow the instructions at the annual meeting website to connect with a technician via phone.

Following the annual meeting, for a period of one year, we will make available a replay of the entire annual meeting on our investor relations website https://investor.pinterestinc.com.

What constitutes a quorum?

A quorum of stockholders is necessary to transact business at the annual meeting. A quorum exists if the holders of at least a majority of the voting power of the issued and outstanding shares entitled to vote are represented at the annual meeting, either by attending and voting at the annual meeting or by proxy. Abstentions and broker non-votes, if any, will be counted in determining if there is a quorum. If there is no quorum, either the chairperson of the annual meeting or the holders of a majority of the voting power of the shares represented at the annual meeting may adjourn the annual meeting to another date.

Voting information

Who is eligible to vote?

Only stockholders of record at the close of business on the record date are entitled to vote at the annual meeting. As of the record date, there were 593,725,910 shares of Class A common stock and 82,494,082 shares of Class B common stock outstanding and entitled to vote.

How many votes per share do I have?

Our Class A common stock has one vote per share and our Class B common stock has twenty votes per share. Our Class A common stock and Class B common stock will vote together as a single class on all matters to be voted upon at the annual meeting.

How can I vote?

Your voting options depend on how you hold your shares. You may vote as follows if you are a stockholder of record as of the record date or if you hold your shares in street name and your voting instruction form or notice of internet availability of proxy materials indicates that you may vote these shares through *www.proxyvote.com:*

- **At the annual meeting**, by following the log in procedures described above and completing the online form during the annual meeting.
- **Before the annual meeting**, online, by going to www.proxyvote.com and following the prompts.

Otherwise, stockholders who hold their shares in street name should follow the voting instructions received from their broker, bank or other agent. If you received a paper copy of the proxy materials, you may also vote by mail (by completing, signing and dating the enclosed proxy card or voting instruction card and returning it promptly in the envelope provided) or over the phone.

You can vote over the phone or online until 11:59 p.m. Eastern Time on the day before the annual meeting. If you vote by mail, your proxy or voting instruction card, as applicable, must be received by the day before the annual meeting. You may still attend and vote at the annual meeting even if you have already voted by proxy.

How can I change my vote?

You can revoke your proxy at any time before the final vote at the annual meeting. You can also change your vote by attending and voting at the annual meeting. Please note that simply attending the annual meeting will not, by itself, revoke your proxy. In addition:

- If you are the beneficial owner, you can also change your vote or revoke your voting instruction by following the instructions provided by the broker, bank or other agent through which your shares are held.
- If you are the stockholder of record, you can also change your vote or revoke your proxy by submitting a new proxy card that bears a later date, by submitting new proxy instructions over the phone or online or by sending a timely written notice that you are revoking your proxy to the Corporate Secretary at the company's address (see page 65 of this Proxy Statement). Such notice will be considered timely if it is received by the day before the annual meeting.

Who will count the votes?

Votes will be tabulated by Broadridge Financial Solutions, Inc. ("Broadridge"), and the board has appointed Broadridge to serve as our independent inspector of election.

What if I am a record holder and I do not submit voting instructions?

If you complete and submit your proxy, the persons named as proxies will vote your shares in accordance with your instructions. If you submit a proxy but do not complete the voting instructions, the persons named as proxies will vote your shares in accordance with the board's recommendations below. If you do not submit a proxy or vote at the annual meeting, your shares will not be voted.

What if I am a street-name holder and I do not submit voting instructions?

You may instruct your broker, bank or other agent on how to vote your shares by following the instructions they provided with the proxy materials. If you do not do so, your broker, bank or other agent may in some cases vote the shares in their discretion, but they are not permitted to vote on certain proposals and may elect not to vote on any of the proposals. Whether a broker, bank or other nominee has discretion to vote the shares on uninstructed matters is subject to NYSE rules and a final determination by NYSE. If you do not provide voting instructions and the broker, bank or other agent elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote. Therefore, you are encouraged to return your voting instructions so that your shares are voted at the annual meeting.

What vote is necessary to approve each proposal and what are the board's recommendations?

The following table sets forth the voting requirements for each proposal being voted on at the annual meeting and the board's recommendations.

Proposal	Board Recommendation	Required Vote	Effect of	
			Withholding / Abstentions	Broker Non-Votes
1 Election of directors	**"FOR"** each nominee	Plurality of votes cast (nominees that receive the most FOR votes will be elected)[1]	No effect	Not counted as a vote cast and so no effect
2 Non-binding advisory vote on the compensation of our named executive officers	**"FOR"**	Majority of the voting power of the shares represented at the meeting and entitled to vote on the matter	Same as a vote AGAINST	Not counted as entitled to vote and so no effect
3 Ratification of selection of Ernst & Young	**"FOR"**	Majority of the voting power of the shares represented at the meeting and entitled to vote on the matter	Same as a vote AGAINST	Not counted as entitled to vote and so no effect
4 Approval of an amendment to our Amended and Restated Certificate of Incorporation	**"FOR"**	Two-thirds of the voting power of the outstanding shares entitled to vote on the matter	Same as a vote AGAINST	Same as a vote AGAINST

[1] In accordance with our director resignation policy, any incumbent director nominee who receives a greater number of "withhold/abstention" votes than "for" votes is expected to tender their resignation for consideration by the Board.

Each nominee has consented to be a candidate and to serve if elected. Although the board has no reason to believe that any nominee will be unavailable to serve as a director, if such an event should occur, the board may designate a substitute nominee or reduce the size of the board. If the board designates a substitute nominee, proxies will be voted for such substitute nominee(s).

What if other business comes before the annual meeting?

We do not expect any other business to properly come before the annual meeting; however, if any other business should properly come before the annual meeting, the persons named as proxies will vote your shares on such matters in accordance with their best judgment.

How can I find out the voting results?

We will announce the preliminary voting results at the annual meeting. Final voting results will be published on a Form 8-K that we expect to file with the SEC within four business days after the annual meeting.

Proxy material information

Why did I receive a notice in the mail regarding the internet availability of proxy materials instead of a paper copy of the full set of proxy materials?

In accordance with SEC rules, and in order to expedite our stockholders' receipt of proxy materials, lower Pinterest's costs and reduce the environmental impact of the annual meeting, we are making our proxy materials available to stockholders primarily over the internet. As a result, we are mailing a notice of the internet availability of the proxy materials to our stockholders instead of a paper copy of the full set of proxy materials. As explained in the notice, you can view our proxy materials and vote online by visiting www.proxyvote.com and having available the 16-digit control number contained in

your notice. If you received a notice, you will not receive a printed copy of the proxy materials unless you request one by following the instructions provided in the notice.

Who pays the cost of the proxy solicitation?

We will pay for the costs of soliciting proxies, including the preparation, assembly, printing and mailing of the proxy materials. In addition, our directors, officers and employees may also solicit proxies in person, by telephone, or by other means of communication, without additional compensation. We may also reimburse brokers, banks, fiduciaries, custodians and other institutions for their costs in forwarding the proxy materials to the street-name holders of our common stock.

What if I receive multiple notices or proxy or voting instruction cards?

If you received more than one notice of internet availability or proxy or voting instruction card, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each of the notices, cards or forms to ensure that all of your shares are voted.

How can I sign up to receive future proxy materials by e-mail?

We encourage stockholders to take advantage of electronic delivery to help reduce the cost and environmental impact of the annual meeting. To sign up for electronic delivery, please visit www.proxyvote.com. Also, if you are a beneficial owner, you may sign up for electronic delivery by contacting your bank, broker or other agent through which you hold your shares. Once you sign up, you will not receive a printed copy of the proxy materials unless you request them.

What is householding?

SEC rules permit us, with your permission, to send a single set of proxy materials, including the notice of internet availability, Proxy Statement and annual report, to any household at which two or more stockholders reside if we believe they are members of the same family. This rule is called "householding" and its purpose is to help reduce printing and mailing costs of proxy materials. To date, we have not instituted this procedure, but may do so in the future. A number of brokerage firms have instituted householding. If you and members of your household have multiple accounts holding shares of our common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of the proxy materials or wish to revoke your decision to household or if you are receiving multiple copies of the proxy materials but wish to receive a single copy in the future. These options are available to you at any time. If you receive a single set of proxy materials as a result of householding by your broker and you would like to receive separate copies of the notice of internet availability, Proxy Statement or annual report, you may also submit a request to our Corporate Secretary by mail at the company's address (see page 65 of this Proxy Statement) or by phone at (415) 762-7100, and we will promptly send you the requested materials.

How can I get a paper copy of Pinterest's annual report?

A copy of our 2024 annual report on Form 10-K is available without charge upon written request to the Corporate Secretary at the company's address (see page 65 of this Proxy Statement).

Appendix A - Information regarding Non-GAAP financial measure

This Proxy Statement contains a non-GAAP measure of financial performance, Adjusted EBITDA.

To supplement our consolidated financial statements presented in accordance with GAAP, we consider Adjusted EBITDA, a financial measure which is not based on any standardized methodology prescribed by GAAP.

We use Adjusted EBITDA to evaluate our operating results and for financial and operational decision-making purposes. We define Adjusted EBITDA as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, payroll tax expense related to share-based compensation, interest income (expense), net, other income (expense), net, provision for (benefit from) income taxes and certain other non-recurring or non-cash items impacting net income (loss) that we do not consider indicative of our ongoing business performance. We believe Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the income and expenses that it excludes.

We believe Adjusted EBITDA provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects, and allows for greater transparency with respect to key metrics we use for financial and operational decision-making. We present Adjusted EBITDA to assist investors in seeing our operating results through the eyes of management and because we believe that this measure provides an additional tool for investors to use in comparing our core business operating results over multiple periods with other companies in our industry.

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net income (loss), the nearest GAAP equivalent. For example,

- Adjusted EBITDA excludes:
  - certain recurring, non-cash charges such as depreciation of fixed assets and amortization of acquired intangible assets, although these assets may have to be replaced in the future; and
  - share-based compensation expense and related payroll tax expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense and an important part of our compensation strategy.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, and our other financial results presented in accordance with GAAP. The following table presents a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA (in thousands):

		Year Ended December 31,				
		2024		**2023**		**2022**
Net income (loss)	$	1,862,106	$	(35,610)	$	(96,047)
Depreciation and amortization		21,266		21,509		46,489
Share-based compensation		765,795		647,860		497,123
Payroll tax expense related to share-based compensation[1]		30,787		24,131		19,488
Interest (income) expense, net		(127,003)		(105,439)		(30,235)
Other (income) expense, net		19,215		(3,799)		14,502
Provision for (benefit from) income taxes [2]		(1,574,501)		19,170		10,103
Legal settlement[3]		34,650		—		—
Restructuring charges		—		126,882		—
Non-cash charitable contributions		—		12,890		—
Adjusted EBITDA	$	1,032,315	$	707,594	$	461,423

(1)   Beginning in the fourth quarter of 2024, we are excluding payroll tax expense related to share-based compensation from Adjusted EBITDA because these taxes are variable due to our stock price and other factors outside our control and therefore are not reflective of our ongoing business operations or the underlying trends in our business. Accordingly, although payroll tax expense related to share-based compensation is a cash expense that we will continue to incur in the future, we believe excluding this expense provides investors with a better understanding of the performance of our core business and serves as a tool for investors to use in comparing our core business operating results over multiple periods with other companies in our industry. Prior period amounts have been restated to conform to this presentation.

(2)   Provision for (benefit from) income taxes includes $1,597.0 million related to the release of our valuation allowance on our U.S. federal and state, excluding California, deferred tax assets during the fourth quarter of 2024. Refer to Note 10 to our consolidated financial statements for further information.

(3)   On November 1, 2024, we reached a settlement to resolve litigation relating to allegations concerning the early development of Pinterest. We recorded legal settlement expense of $34.7 million, net of insurance proceeds, for the year ended December 31, 2024, which we have excluded from Adjusted EBITDA because it is non-recurring and not reflective of our ongoing business operations or the underlying trends in our business.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

———————————

FORM 10-K

———————————

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from   to

Commission file number 001-38872

Pinterest, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**26-3607129**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
651 Brannan Street	
San Francisco, California	**94107**
(Address of Principal Executive Offices)	(Zip Code)

(415) 762-7100

Registrant's Telephone Number, Including Area Code

———————————

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.00001 par value	PINS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of a share of the registrant's common stock on June 28, 2024 as reported by the New York Stock Exchange on such date was approximately $23.1 billion.

As of January 31, 2025, there were 595,091,038 shares of the registrant's Class A common stock, $.00001 par value per share, outstanding, and 83,146,379 shares of the registrant's Class B common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement for the 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2024.

Pinterest, Inc.
Table of contents

Note about forward-looking statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risk and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and are often characterized by the use of words such as "believe," "estimate," "expect," "may," "will," "can," "could" "would," "might," "continue" "intend," "plan," "forecast" "strategy" "projection" "goal" "trends" "project" "target" "anticipate," "potential" or similar expressions, or by discussions of strategy, plans or intentions. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, statements about:

- general economic uncertainty in global markets and a worsening of global economic conditions or low levels of economic growth, including inflation, tariffs, stress in the banking industry, foreign exchange fluctuations and supply-chain issues;
- the effect of general economic and political conditions;
- our financial performance, including revenue, cost and expenses and cash flows;
- our ability to attract, retain and recover users and maintain and grow their level of engagement;
- our ability to provide content that is useful and relevant to users' personal taste and interests;
- our ability to develop successful new products or improve existing ones;
- our ability to maintain and enhance our brand and reputation;
- potential harm caused by compromises in security, including our cybersecurity protections and resources and costs required to prevent, detect and remediate potential security breaches;
- potential harm caused by changes in online application stores or internet search engines' methodologies, particularly search engine optimization methodologies and policies;
- discontinuation, disruptions or outages in third-party single sign-on access;
- our ability to compete effectively in our industry;
- our ability to scale our business, including our monetization efforts;
- our ability to attract and retain advertisers and scale our revenue model;
- our ability to attract and retain creators and publishers that create relevant and engaging content;
- our ability to develop effective products and tools for advertisers, including measurement tools;
- our ability to expand and monetize our platform internationally;
- our ability to effectively manage the growth of our business;
- our ability to continue to use and develop artificial intelligence ("AI") as well as managing the challenges and risks posed by AI;
- our ability to successfully manage our flexible work model with a more distributed workforce;
- our ability to sustain profitability;
- decisions that reduce short-term revenue or profitability or do not produce the long-term benefits we expect;
- fluctuations in our operating results;
- our ability to raise additional capital on favorable terms or at all;
- our ability to realize anticipated benefits from mergers and acquisitions, joint ventures, strategic partnerships and other investments;
- our ability to protect our intellectual property;
- our ability to receive, process, store, use and share data, and compliance with laws and regulations related to data privacy and content;

- current or potential litigation and regulatory actions involving us;

- our ability to comply with modified or new laws and regulations applying to our business, and potential harm to our business as a result of those laws and regulations;

- real or perceived inaccuracies in metrics related to our business;

- disruption of, degradation in or interference with our use of Amazon Web Services ("AWS") and our infrastructure; and

- our ability to attract and retain personnel.

These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Forward-looking statements made in this Annual Report on Form 10-K speak only as of the date on which such statements are made, and we undertake no obligation to update them in light of new information or future events, except as required by law.

You should carefully consider the above factors, as well as the factors discussed elsewhere in this Annual Report on Form 10-K. The factors identified above should not be construed as an exhaustive list of factors that could affect our future results and should be read in conjunction with the other cautionary statements that are included in this Annual Report. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. If any of these trends, risks or uncertainties actually occurs or continues, our business, revenue and financial results could be harmed, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

Unless expressly indicated or the context requires otherwise, the terms "Pinterest," "company," "we," "us," and "our" in this document refer to Pinterest, Inc., a Delaware corporation, and, where appropriate, its wholly owned subsidiaries. The term "Pinterest" may also refer to our products, regardless of the manner in which they are accessed. For references to accessing Pinterest on the "web" or via a "website," such terms refer to accessing Pinterest on personal computers. For references to accessing Pinterest on "mobile," such term refers to accessing Pinterest via a mobile application or via a mobile-optimized version of our website such as m.pinterest.com, whether on a mobile phone or tablet.

Summary of risk factors

The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors section below. This summary should be read in conjunction with the Risk Factors section and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results, and prospects, among other impacts:

Business Strategy and Growth. Our strategic decisions and efforts to expand the business, including:

- our ability to scale our business for future growth;

- our ability to attract, grow, retain, recover, and engage our user base;

- our dependence on advertising for substantially all of our revenue;

- providing content that is useful and relevant to users' personal taste and interests;

- decisions consistent with our mission and values that may reduce our short- or medium-term operating results;

- removing objectionable content or blocking objectionable practices by advertisers or third parties;

- our ability to compete effectively for users, creators, publishers or advertisers;

- our ability to develop effective products and tools for advertisers;

- our further expansion and monetization of our platform internationally;

- effective management of our business growth;

- our acquisition of other businesses;

- our development of or investment in successful new products or improvements to existing one;

- our dependence on and ability to maintain and enhance a strong brand and reputation; and

- the attraction, retention, and loss of our key personnel and other highly qualified personnel.

Data, Security and Privacy.

- actual or perceived compromises in our security;

- the data, including personal information, we receive, process, store, use, and share, which subjects us to complex and evolving governmental regulation and other legal obligations related to data privacy, data protection and other matters; and
- the development of tools to accurately measure the effectiveness of advertisements on our platform and thereby attract and maintain advertisers.

Operation of Our Business. The manner in which we operate our business, including:

- the inherent challenges of measurements related to user metrics and other estimates; and
- our ability to maintain and scale our technology infrastructure, including the speed and availability of our service.

Third-Party Reliance. Our use and dependence on third-party businesses and products, or the impacts of third-party business and products, including:

- our dependence on online application stores and internet search engines, including their methodologies, policies, and results, to direct traffic and refer new users to our service;
- users' ability to authenticate with our service through third-party login providers;
- our dependence on AWS for the vast majority of our compute, storage, data transfer, and other services;
- effectively operating with mobile operating systems, web browsers, networks, regulations, and standards, which we do not control, and changes in our products or to those mobile operating systems, web browsers, networks, regulations or standards;
- our reliance on software, technologies, and related services from other parties; and
- technologies that can block the display of our ads.

Legal and Regulatory Matters. The legal and regulatory frameworks, actions, and requirements to which our business, products, services, and operations are subject, including:

- any liability as a result of content or information that is published or made available on our service;
- government action to restrict access to our service or certain of our products in their countries;
- our involvement in any legal disputes or other disputes that are expensive to support and may be resolved adversely;
- an ability to protect our intellectual property and our use of "open source" software; and
- the interpretation and application of U.S. and non-U.S. tax legislation or other changes in U.S. or non-U.S. taxation of our operations.

Financial Statements and Performance. The preparation of our financial statements and our financial and operating performance, including:

- our limited operating history and previously incurred operating losses, anticipated increases to operating costs and expenses and our ability to obtain or maintain profitability;
- fluctuations in our operating results from quarter to quarter;
- our ability to obtain additional financing, if needed and any default on our credit obligations;
- greater than anticipated tax liabilities;
- limitations in our ability to use or benefit from our net operating loss carryforwards and certain other tax attributes;
- the requirements of being a public company; and
- adverse global economic and financial conditions.

Our Common Stock. The rights, restrictions, and structure of, and actions that we may take that impact, our common stock, including:

- the dual class structure of our common stock;
- trading price volatility of our Class A common stock;
- future offerings of debt or equity securities by us or existing stockholders that could adversely impact the market price of our Class A common stock;
- additional stock issuances, including in connection with settlement of equity awards, and any resulting dilution;
- provisions under Delaware law and our governing documents that could make a merger, tender offer, or proxy contest difficult; and
- our certificate of incorporation's designation of a state or federal court located within Delaware as the exclusive forum for substantially all disputes between us and our stockholders.

Limitations of key metrics and other data

The numbers for our key metrics, which include our monthly active users ("MAUs") and average revenue per user ("ARPU"), are calculated using internal company data based on the activity of user accounts. We define an MAU as an authenticated Pinterest user who visits our website, opens our mobile application or interacts with Pinterest through one of our browser or site extensions, such as the Save button, at least once during the 30-day period ending on the date of measurement. The number of MAUs does not include Shuffles users unless they would otherwise qualify as MAUs. Unless otherwise indicated, we present MAUs based on the number of MAUs measured on the last day of the current period. We measure monetization of our platform through our ARPU metric. We define ARPU as our total revenue in a given geography during a period divided by the average of the number of MAUs in that geography during the period. We calculate average MAUs based on the average of the number of MAUs measured on the last day of the current period and the last day prior to the beginning of the current period. We calculate ARPU by geography based on our estimate of the geography in which revenue-generating activities occur. We use these metrics to assess the growth and health of the overall business and believe that MAUs and ARPU best reflect our ability to attract, retain, engage and monetize our users, and thereby drive revenue. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products across large online and mobile populations around the world. In addition, we are continually seeking to improve our estimates of our user base, and such estimates may change due to improvements or changes in technology or our methodology.

Part I

Item 1. Business

Overview

Pinterest is a visual search and discovery platform, positioned at the intersection of search, social, and commerce. We offer a unique and differentiated experience that enables people to go from inspiration to action all on one consumer internet property. Pinterest can be accessed through our mobile application or the web.

People use Pinterest to find useful, relevant ideas—and then bring them to life. People don't always have the words to describe what they're looking for, but often know it when they see it. As they browse Pinterest content (called "Pins"), they fine-tune their tastes and find the perfect idea. Users interact with the platform in dynamic multi-session journeys to find inspiration, curate their latest look, plan their next project and shop from great brands. This happens at a massive scale, with billions of searches and saves per month.

The unique, first party, intent-based signal we receive from user actions on Pinterest helps power the AI based recommendation systems that we use to surface relevant and engaging content to our users.

AI also plays a central role in how we drive value for our advertisers, who come to Pinterest to reach our users with high commercial intent. The inspiration-to-action journey on Pinterest aligns with the advertiser marketing funnel, allowing us to help brands reach customers at every stage, from discovery to purchase, through digital ads.

We believe users and advertisers intentionally choose Pinterest because of our efforts to create a positive and more brand safe environment. As a result, we make deliberate decisions through our policies and product development and aim to deliver on that experience, creating value for advertisers who can showcase their product and services in an inspiring and positive environment.

Our Users and Our Platform

553 million monthly active users from around the world come to Pinterest to find new ideas, curate and refine their tastes, and turn those ideas into reality. Our platform particularly resonates with women, who comprise roughly two-thirds of our total user base. In addition, our platform also resonates with the younger generation, as Gen Z users represent over 40% of our user base. Geographically, we have a diverse user set, representing over 100 countries globally.

Content on Pinterest comes from a variety of sources, including retailers, brands, creators, publishers and users. We acquire that content via a wide range of methods including product catalog uploads, direct publishing, and user curation. Content formats include images that allow you to click into an idea to learn more, videos that provide the steps of an idea, collages that allow users to piece together different images into one, and products that brands and merchants upload from catalogs.

On Pinterest, users interact with several surfaces, each of which offers distinct functionalities and experiences. Users often move between these surfaces various times in a single session and across multiple sessions. Saving content and creating boards and collages are highly unique and beneficial to our ecosystem, as we utilize the signals from the curation to help serve users even more relevant content recommendations.

> Home Feed: When users open the Pinterest mobile application or navigate to www.pinterest.com, they are by default in their Home Feed, where they can discover Pins relevant to their tastes and interests in a scrolling format. As users interact with more content - through searching, saving and curating - their Home Feed is designed to become even more representative of their interests.

> Search Page: On the Search surface, users find Pins they are looking for by typing a query in the search bar. The search functionality allows users to see many relevant possibilities that are personalized for their individual taste and interests. Users often come to Pinterest with a vague idea of what they're looking for and use our visual search functionality to narrow their focus. As such, over 90% of our searches are unbranded.

> Related Pins: Visual discovery on Pinterest also happens when a user taps on a Pin to learn more about an idea or image, and a feed of visually similar Pins is served beneath the tapped image. These related Pins help users

springboard off a point of inspiration to explore deeper into an interest or narrow in on the perfect product. Our related pins surface is powered by our recommendation models that use computer vision designed to identify products in the Pin and show other relevant organic or ads content that the user might find valuable to their inspiration to action journey.

Boards: Users save and organize Pins onto virtual "boards." Boards often are labeled with topical categories like "Hawaiian vacation," "spring outfits" or "living room furniture" and are a collection of Pins that help users organize the vast amount of visual content that they interact with on the platform.

How we monetize the inspiration to action journey:

Our Flywheel

Our users often come to the platform to get inspiration for many of life's moments, which can lead to discovering new products and brands. As a result, commercial content from brands, retailers and advertisers is central to Pinterest. We believe that in-market consumers on Pinterest tend to be early in their journey toward a purchase decision and do not yet know exactly what they want to purchase. Accordingly, we believe that they are open to discovering new products and brands on Pinterest rather than merely navigating to brands they already know, as is common on traditional search engines and e-commerce platforms. This creates a unique flywheel where relevant ads can not only enhance the user experience but also drive more value for advertisers in the form of increased views, clicks and conversions.

Our Advertising System

Ad Formats

We have a number of advertising products to help advertisers meet users across the full funnel, from upper funnel brand advertising to lower funnel performance advertising. Many of our ad formats can be leveraged by advertisers across upper and lower funnel objectives. Additionally, many of these formats are enabled with mobile deep links and/or direct link capabilities for a seamless, one-click handoff from an ad to the advertiser's mobile app or webpage.

- Standard ad: A static image used to showcase content in a simple vertical image format.
- Video ad: Used by advertisers to capture attention and tell a story with a visually engaging format.
- Shopping ad: Used by advertisers who wish to promote specific products in their catalogs to reach users who are deciding what to buy.
- Carousel ad: Multiple static images or videos in one carousel, used by advertisers to showcase more than one image or video at a time.
- Collection ad: Used by advertisers to display products in action with a hybrid format that mixes lifestyle imagery and video with featured products.
- Interactive ad: Used by advertisers to engage with their users through interactive formats.
- Premier Spotlight ad: Used by advertisers to showcase their latest product launch or seasonal moments with exclusive placements on the Pinterest Home Feed and search page.

Ad Auction

The vast majority of our advertisers buy ads through an auction-based system. Our ad auction allows us to serve ads to users at relevant moments while optimizing business outcomes for advertisers.

We offer ads across both the upper and lower funnel. Upper funnel "brand" revenue is billed when an advertiser optimizes an ad campaign around "brand" objectives like impressions ("CPM") or video views ("CPV"). Lower funnel revenue is billed when an advertiser optimizes an ad campaign around "performance" objectives like clicks ("CPC"), actions ("CPA") or conversion events ("oCPM"), such as a checkout or add-to-cart.

Our auction system selects the best ad for each available ad impression, based on the likelihood of a desired action occurring and how much that action is worth to advertisers. The likelihood of the action occurring depends on a variety of factors, such as ad relevance and creative quality.

Campaign Management

For most campaigns, advertisers can manage set up, track results and improve performance over time through our Ads Manager or the Pinterest API. To help maximize performance, advertisers can target specific groups of users based on interests, demographics and search keywords. We continue to invest in AI to automate campaign set up and performance optimization for our advertisers.

Measurement

Measuring the effectiveness of digital ad spend is a high priority for our advertisers. Our first-party measurement solutions, including our Conversions API and clean rooms, are designed to help advertisers recognize the value of an investment on our platform across a variety of objectives. We also have tools to help advertisers understand our contribution and drivers to conversion, and incremental impact. Advertisers can leverage our leading third-party measurement partners to validate Pinterest's performance individually and across channels. Additionally, our Conversions API is integrated with other third-party partners to help increase adoption of our measurement tools.

Sales and Marketing

Our go-to-market approach

The Pinterest platform enables a diverse group of advertisers to achieve a wide range of objectives, from building awareness to driving consideration and delivering conversions. We have advertisers across multiple verticals including retail, consumer packaged goods, travel, financial services, and auto. We serve these advertisers in customized ways depending on their size, sophistication and objectives across the full funnel. The majority of our advertisers utilize our Ads Manager platform to initiate and manage their campaigns. We also have a global sales force presence who work directly with advertisers and ad agencies to provide additional support through the campaign management cycle. In some geographies, we work with other third parties to support our sales efforts.

Marketing

We grow our global user base organically through the strength of our global brand, the utility of our service and unpaid traffic from search engines. In addition, we use paid marketing to grow and retain our user base, build brand awareness and attract advertisers through business marketing and scaled education tools for optimizing campaigns on our platform.

Our technology innovation

We believe we have one of the largest image-rich data sets ever assembled. Using our proprietary AI technology and computer vision, we can leverage our data sets to analyze trends, understand intent and predict consumer behavior at a massive scale to help serve personalized and relevant recommendations for users and improved ads delivery for our customers. We aim to continue innovating on our industry-leading work across AI to deepen our foothold in visual search and discovery.

Our competition

We primarily compete with consumer internet companies that are either tools (search, ecommerce) or media (newsfeeds, video, social networks), particularly ones focused on advertising. Competitors such as Amazon, Meta (including Facebook and Instagram), Google (including YouTube), Snap, Reddit, TikTok and X, many of which are larger and have significantly greater financial and human resources, offer users engaging content and commerce opportunities through similar technology or products to ours. We remain focused on emerging competition as well.

We face competition across almost every aspect of our business. We compete to attract, engage and retain users and their time and attention. We also compete with other platforms to attract, retain and grow our base of creators and publishers.

We also compete for advertisers and advertising revenue across a variety of formats and goals, which depends on our ability to deliver compelling returns on investment. Finally, we compete for talent to attract and retain highly talented individuals, particularly people with expertise in computer vision, artificial intelligence and machine learning.

Intellectual property

Our success is tied in part to our ability to protect our intellectual property and key technological innovations. We rely on a combination of federal, state and common-law rights in the United States and rights under the laws of other countries, as well as contractual restrictions, to protect our intellectual property and other proprietary rights. We rely on a combination of patents, copyrights, trademarks, trade secrets, domain names and other intellectual property rights to help protect our brand and proprietary technologies. In addition, we generally enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with other third parties, in order to limit access to, and disclosure and use of, our confidential information and proprietary technology and to preserve our rights thereto.

As of December 31, 2024, we had approximately 400 issued patents and pending patent applications in the United States and foreign countries relating to aspects of our actual or contemplated operations and technologies. We also had over 660 registered trademarks and trademark applications in the United States and foreign countries, including our "Pinterest" name and related logos.

We are also dependent on third-party content, technology and intellectual property in connection with our business.

We are presently involved in intellectual property litigation and expect to continue to face allegations from third parties, including our competitors and "non-practicing entities," that we have infringed or otherwise violated their intellectual property rights.

For additional information on risks relating to intellectual property, please see the sections titled "Risk Factors" and "—Legal Proceedings."

Government regulation

We are subject to many U.S. federal and state and foreign laws and regulations that involve matters central to our business, including laws and regulations that involve data privacy and data protection, intellectual property (including copyright and patent laws), content moderation, rights of publicity, advertising, marketing, health and safety, competition, protection of minors, consumer protection, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance. Our business may also be affected by the adoption of any new or existing laws or regulations or changes in laws or regulations that adversely affect the growth, popularity or use of the internet, or that significantly restrict or impose conditions on our ability to collect, store, augment, analyze, use and share data or increase consumer notice or consent requirements before a company can utilize cookies or other tracking technologies or that increase the liability of content platforms like us. Many relevant laws and regulations are still evolving and may be interpreted, applied, created or amended in a manner that could harm our business, and new laws and regulations may be enacted, including in connection with the restriction or prohibition of certain content or business activities.

We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our service, including the Digital Millennium Copyright Act ("DMCA"), the Communications Decency Act ("CDA") and the fair-use doctrine in the United States, and the Digital Services Act ("DSA") and EU Directive on Copyright in the Digital Single Market ("EU Copyright Directive") in the European Union. Additional new and pending legislation in the US and around the world may impose additional obligations or risk on us associated with content uploaded by users to our platform.

We receive, process, store, use and share data, some of which contains personal information. We are therefore subject to U.S. federal, state, local and foreign laws and regulations regarding data privacy and the collection, storage, sharing, use, processing, disclosure and protection of personal information and other data from users, employees or business partners, including the General Data Protection Regulation ("GDPR"), the California Consumer Privacy Act, as amended by the California Privacy Rights Act ("CPA"), the Florida Digital Bill of Rights, and other state laws that may take effect in 2025. These laws expand the rights of individuals to control how their personal data is processed, collected, used and shared, creates new regulatory and operational requirements for processing personal data, increases requirements for security and confidentiality and provides for significant penalties for non-compliance. There are also a number of legislative proposals recently enacted or pending concerning content moderation, transparency, and access, as well as data

protection that could affect us. These and other laws and regulations that may be enacted, or new interpretation of existing laws and regulations, may require us to modify our data processing practices and policies and to incur substantial costs in order to comply.

Government authorities outside the United States may also seek to restrict access to or block our service, prohibit or block the hosting of certain content available through our service or impose other restrictions that may affect the accessibility or usability of our service in that country for a period of time or even indefinitely. For example, access to our service has been or is currently restricted in whole or in part in certain countries. In addition, some countries have enacted laws that allow websites to be blocked for hosting certain types of content or may require websites to remove certain restricted content.

For additional information, see the sections titled "Risk Factors" and "—Legal Proceedings."

Seasonality

We have historically experienced seasonality in monthly active user growth, monetization on our platform and free cash flow. Historically, we have had lower sequential user growth in the second calendar quarter. Industry advertising spend tends to be strongest in the fourth quarter resulting in higher revenue, and free cash flow is historically higher in the first quarter as we collect on the fourth quarter's higher revenue. We expect this seasonality to continue.

Talent management and development

In order to fulfill our mission of bringing everyone the inspiration to create a life they love, we strive to attract and retain top talent. To attract and retain great talent, we strive to create opportunities for our employees to grow and develop in their careers, supported by competitive compensation, benefits and health and wellness programs, and by programs that build connections between our employees and their communities. As of December 31, 2024, we had 4,666 full-time employees.

Inclusion and belonging

We strive to create an inclusive workplace where employees are encouraged and empowered to bring their whole, authentic selves to work every day. We seek for and respect a wide range of experiences and perspectives across our Board of Directors, leadership and employee base, which we believe helps us create a more inclusive and global product.

Employee health, safety and benefits

The success of our business is fundamentally tied to the well-being of our people. We are committed to the health, safety and wellness of our employees. We provide our employees and their families with access to a variety of flexible and convenient health and wellness programs that support their physical and mental health by providing tools and resources to help them improve or maintain their health. We also have a flexible work model that provides employees in roles that can be performed from anywhere the autonomy to live and work flexibly within their country or region, while prioritizing intentional in-person collaboration at our offices.

We provide robust compensation and benefits programs to help meet the needs of our employees and their families. In addition to salaries, these programs (which vary by country/region) include equity awards, sales incentive programs for eligible employees, a 401(k) Plan with Company matching, healthcare and insurance benefits, health savings and flexible spending accounts, flexible paid time off, family leave and family care support, flexible work schedules, employee assistance programs and charitable donation matching, among many others. We regularly review and update our compensation and benefits programs as needed to remain competitive with market compensation. For example, in 2022, we enhanced our family leave benefits for birthing and adoptive parents. Because every family is unique, we offer additional benefits to parents and caregivers with newborns in neonatal intensive care, adoptive parents and people experiencing miscarriage, and also offer fertility benefits globally. To promote financial wellbeing, we offer money management education, financial planning and investment services. To promote emotional wellbeing, we offer free access to mental health and wellbeing tools like Lyra, Calm and Cleo.

Learning and development

We help our employees create a career that is inspiring, impactful and ultimately time well spent. We have programs for open and ongoing conversation towards career growth goals both long term and short term. We also have workshops

dedicated to learning new skills and developing an employee's career. We set aside a dedicated personal learning and development budget for every employee.

Corporate information

Our principal executive offices are located at 651 Brannan Street, San Francisco, California 94107, and our telephone number is (415) 762-7100. Our Class A common stock is listed on the New York Stock Exchange under the symbol "PINS."

Available information

Our website is located at www.pinterest.com, and our investor relations website is located at http://investor.pinterestinc.com/. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available, free of charge, on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission, or the SEC. The SEC also maintains a website that contains our SEC filings. The address of the site is www.sec.gov. We use our http://investor.pinterestinc.com/ and www.pinterest.com websites as a means of disclosing material nonpublic information and for complying with our disclosure obligations under Regulation FD of the Exchange Act.

The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk factors

Investing in our Class A common stock involves a high degree of risk. In addition to the other information set forth in this Annual Report, you should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making an investment decision with respect to our Class A common stock. Some of the factors, events, and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past, and instead reflect our beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect us in the future. The occurrence of any of the following risks and uncertainties could in circumstances we may or may not be able to accurately predict, materially and adversely affect our business and operations, growth, prospects, reputation, revenue, financial results, financial condition, cash flows, liquidity and stock price. It is not possible to predict or identify all such risks and uncertainties; our business could also be affected by risks and uncertainties that are not presently known to us or that we currently believe are immaterial. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that we face.

Risks Related to Our Business Strategy and Growth

We generate substantially all of our revenue from advertising. The failure to attract new advertisers, the loss of advertisers or a reduction in how much they spend could harm our business, revenue and financial results.

Substantially all of our revenue is generated from third-party advertising. However, we may not be able to continue to grow and scale this revenue model. Our growth strategy depends on, among other things, attracting more advertisers (including expanding our sales efforts to reach advertisers in international markets), retaining and scaling our business with existing advertisers and expanding our advertising product offerings.

As is common in our industry, most of our advertisers do not have long-term advertising commitments with us. Many of our advertisers spend a relatively small portion of their overall advertising budget with us. To increase the number of advertisers and increase the portion of the advertising budget that our existing advertisers spend with us, we must invest in new tools and technology and/or expand our sales force, and there can be no assurance that those efforts will be successful. The insights on user behavior we provide to advertisers may not yield effective results for the advertisers and may reduce or stop their spend on our platform. In addition, unless we improve existing and develop new measurement tools that better showcase our platform's effectiveness, some advertisers may view our products or platform as experimental and may devote less advertising spend on our platform. In addition, many advertisers do not have advertising creative content in a format that would be successful on our platform and may be unable or unwilling to devote the technical or financial resources required to develop content for our platform. Further, we may not always be able to develop tools that effectively and efficiently meet the needs of advertisers. Advertisers will not do business with us if they do not believe that advertisements on our platform are effective in meeting their campaign goals, if we cannot measure the effectiveness of our advertising products or if they do not believe that their investment in advertising with us will generate a competitive return relative to other alternatives.

A substantial portion of our revenue is derived from a small number of advertisers and is currently concentrated in certain verticals, particularly CPG and retail. We either contract directly with advertisers or with advertising agencies on behalf of advertisers, many of which are owned by large media corporations that exercise varying degrees of control over the agencies. Our business, revenue and financial results could be harmed by the loss of, or a deterioration in our relationship with, any of our largest advertisers or with any advertising agencies or the large media corporations that control them.

In addition, a portion of our revenue is derived from partnerships with third-party advertising platforms. We may be unable to maintain these partnerships or identify and secure new partnerships on commercially reasonable terms. In addition, we may be exposed to reputational and other risks arising from our business association with these partners.

Our advertising revenue could be harmed by many other factors, including:

• decreases in the number of our MAUs or our MAU growth rate;

• decreases in our users' engagement with us and the ads on our platform;

• changes in the price of advertisements;

- our inability to create new products that sustain or increase the value of our advertisements;

- our inability to meet advertiser demand on our platform if we cannot increase the size and engagement of our user base;

- if our partnerships for third-party advertisement demand do not yield expected business impact;

- our inability to find the right balance between brand and performance advertising and provide the right products and platform to support the pricing and demand needed for each of the advertisers and their advertising objectives;

- changes in user demographics that make us less attractive to advertisers;

- our inability to make our ads more relevant and effective;

- any decision to serve contextually relevant or less personalized advertisements;

- the availability, accuracy and utility of our analytics and measurement solutions that demonstrate the value of our advertisements, or our ability to further improve such tools;

- changes to our data privacy practices (including those relating to protecting the security and integrity of our platform, our use of artificial intelligence, as well those resulting from changes to laws, regulations, legal decisions, or third-party policies) that affect the type or manner of advertising that we are able to provide;

- our inability to collect, process and share data which new or existing advertisers find useful;

- competitive developments or advertiser perception of the value of our products;

- product changes or advertising inventory management decisions we make that change the type, size or frequency of advertisements on our platform;

- reductions of advertising due to users that upload content or take other actions that are deemed to be hostile, inappropriate, illicit, objectionable, illegal or otherwise not consistent with our advertisers' brands;

- the impact of invalid clicks or click fraud on our advertisements;

- the failure of our advertising auction mechanism to target and price ads effectively;

- decreases in user response rate to application notifications received from Pinterest, whether due to decreased user appreciation for notifications generally or changes in the manner notifications are delivered by mobile operating systems, which may decrease user engagement;

- difficulty and frustration from advertisers who may need to reformat or change their advertisements to comply with our guidelines or experience challenges uploading and conforming their advertisements with our system requirements;

- the macroeconomic conditions and the status of the advertising industry, such as fear of recession, inflation, the impact of tariffs, supply chain issues and inventory and labor shortages, which could cause businesses to spend less on advertising and/or direct their advertising spend to larger companies that offer more traditional and widely accepted advertising products;

- restrictions placed on, or the relevance of, ads outside of the United States;

- adverse publicity, whether or not accurate, relating to us or to social media platforms in general (including those relating to data security and protection), may tarnish our reputation and erode advertisers' confidence in our platform;

- laws that allow users to opt out of the use of personal data or restrict the use of personal data of teens, which may limit or prohibit us and our customers from targeting advertising to users, including teens; and

- the other risks and uncertainties described in this Annual Report on Form 10-K.

These and other factors could reduce the amount that advertisers spend on our platform, or cause advertisers to stop advertising with us altogether.

Our ecosystem of users and advertisers depends on our ability to attract, retain and engage our user base. If we fail to add new users or retain or recover users, or if users engage less with us, our business, revenue and financial results could be harmed.

If current and potential users do not perceive their experience with our platform to be useful, or the content that we serve to them to be relevant to their personal taste and interests, we may not be able to attract new users, retain existing users, recover past users or maintain or increase the frequency and duration of users' engagement. User engagement fluctuates depending on factors beyond our control. For example, although we saw a higher number of users and higher user engagement during the peak of the COVID-19 pandemic in 2020, we experienced declines in the number of users and lower levels of user engagement as the COVID-19 pandemic subsided.

We anticipate that our active user growth rate will decline over time if the size of our active user base increases or we achieve higher market penetration rates. As a result, our financial performance will increasingly depend on our ability to increase user engagement and our monetization efforts. Our platform particularly resonates with women, who comprise a significant majority of our total user base. In addition, our platform also resonates with the younger generation, as Gen Z users represent a large portion of our user base. We may not be able to further increase the number of users in these demographics and may need to increase the number of users in other demographics, such as men and international users, in order to grow our users. Further, we may make changes to our product that makes it less attractive for a particular demographic.

There are many other factors that could negatively affect user growth, retention and engagement, including if:

- our competitors mimic our products or product features or create more engaging platforms or products, causing users to utilize their products instead of, or more frequently than, our products;
- we do not provide a compelling user experience because of the decisions we make regarding our products or the type and frequency of advertisements that we display;
- our content is not relevant to users' personal taste and interests;
- search queries by users do not yield relevant results;
- third parties do not permit or continue to permit their content to be displayed on our platform;
- users have difficulty or are blocked from installing, updating or otherwise accessing our platform on mobile devices or web browsers;
- there are changes in the amount of time users spend across all applications and platforms, including ours;
- users use or spend more time on other platforms that they feel are more relevant or engaging in lieu of our platform;
- we are unable to attract creators or publishers to create engaging and relevant content on our platform;
- there is decreased engagement with our products, decreased efficiency of our advertising products, or failure to accept our terms of service as part of changes that we have implemented or may implement in the future, whether required or voluntarily, in connection with, for example, the GDPR, the DSA, the CCPA, and other U.S. federal and state privacy, and youth and social media laws, among others;
- technical or other problems frustrate the user experience, particularly if those problems prevent us from delivering our service in a fast and reliable manner;
- we are unable to successfully educate users how to utilize new products and product features that we introduce, such as live stream content, video and shopping features;
- users are located in countries with low smartphone penetration or with lack of cellular based data network since our products typically require high bandwidth data capabilities;
- changes in regulations or our contractual arrangements that adversely impact our access to, and use of, zero-rating offers or other discounts or data usage for our platform;
- we are unable to address user and advertiser concerns regarding the content, privacy and security of our platform;
- we are unable to combat spam, harassment, cyberbullying, discriminatory, political or other harmful, hostile, inappropriate, misleading, abusive, offensive, or illegal content or usage on our products or services;
- users adopt new technologies that block our products or services or where our products or services may be displaced in favor of other products or services, or may not be featured or otherwise available;
- third-party initiatives that may enable greater use of our platform, including low-cost or discounted data plans, are discontinued;
- merchants on Pinterest do not provide users with positive shopping experiences, for example, if products are not of the quality depicted on the platform or not readily available for purchase;
- there are macro level conditions that are beyond our control; or
- the other risks and uncertainties described in this Annual Report on Form 10-K occur.

Our ability to serve advertisements on our platform, and therefore the value proposition for our advertisers, depends on the size and engagement of our user base. Our growth efforts are not currently focused on increasing the number of daily active users, and we do not anticipate that most of our users will become daily active users. Therefore, even if we are able to increase demand for our advertising products, we may not be able to deliver those advertisements if we cannot also increase the size and engagement of our user base, which could harm our business, revenue and financial results.

Any decrease in user growth, retention or engagement could render our platform less attractive to users or advertisers.

Form 10-K

If we are not able to continue to provide content that is useful and relevant to users' personal taste and interests or fail to take appropriate action on objectionable content or block objectionable practices by advertisers or third parties, user growth, retention or engagement could decline, which could result in the loss of advertisers and revenue.

Our success depends on our ability to provide users with content, including advertisements and shopping content, that is useful and relevant to their personal taste and interests, which in turn, depends on the content contributed by our users, creators, publishers, advertisers, merchants and other third-party partners and the manner in which we present that content to users. We may not be able to effectively compete for content on our platform, may not be able to effectively partner with third-party content publishers or may get content that is not relevant, useful or inspiring to our users.

The size of our user base and their level of engagement are critical to our success. If our platform is not perceived to be high-quality, relevant, reliable, trustworthy, or innovative, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement.

Users engage with content that is relevant to their country, language and gender preferences as well as their personal interests and intent. We may not always correctly or timely identify and serve content that is useful and relevant to users. In addition, new content and new or different forms of content we distribute may not have as much relevancy signal for optimal distribution of the Pins as prior content and forms of content that have been saved repeatedly on our platform, which may result in lower user engagement with such content. Content that is not visually pleasing, is not intuitive or easy to use or is not in the desired language may not be engaging for users, especially in non-U.S. markets. If users do not believe that we offer content that is useful and relevant to their personal taste and interests, user growth, retention or engagement may decline, which could result in the loss of advertisers and revenue.

Some of the actions that we may take to make our platform more positive and inspiring and make our content more useful and relevant may reduce traffic that we drive from our platform to the websites of third parties, which may reduce their willingness to contribute or continue availability of their content on our platform. We endeavor to keep divisive, disturbing or unsafe content off our platform by deactivating or limiting the distribution of certain types of content, even if this content would be permitted on other platforms, which could result in a decrease in user growth, retention or engagement. We apply significant judgment in making these determinations and may be unsuccessful in our efforts to remove this content in a manner that is (or is perceived to be) consistently applied and on a timely basis or at all, which could also result in a decrease in user growth, retention or engagement. Further, we may not be able to prevent users from misusing the content they discover on our platform, or misusing the platform itself, which may harm our brand and reputation and also deter users and advertisers from using our platform. If we fail to identify and keep off our platform advertisers and merchants who offer poor quality goods or fail to deliver goods to their customers, we may lose user confidence. In addition, controversies regarding content on other social media platforms, such as the allegations of the impact of social media on the mental health of users, may impact user engagement and advertising spending on our platform. Any of these factors could decrease our user growth, retention or engagement.

We regularly monitor how our advertising affects users' experiences in our effort to avoid delivering too many advertisements or irrelevant advertisements to users, and will, from time to time, change the number of advertisements or eliminate certain types of advertisements to maintain users' satisfaction in the service. Further, advertisements may be placed near content that may not be relevant or inspiring which can deter advertisers from using our platform.

From time to time, we make changes to our platform based on feedback provided by users or advertisers. These decisions may not produce the short-term or long-term benefits that we expect, in which case user growth, retention and engagement, our relationships with advertisers, and our business, revenue and financial results could be harmed.

If we are unable to collect, process and use data because of data privacy laws, regulations, and legal decisions, it could impact our ability to effectively deliver relevant content. These laws, regulations, and legal decisions may also impact our ability to expand advertising on our platform, as they may impede our ability to sell or deliver targeted advertising and accurately measure our ad performance. Additionally, even if not prohibited by data privacy laws, regulations, and legal decisions, we may elect not to collect certain types of data if we believe doing so would be inconsistent with our users' expectations, if the source is unreliable or for any other reason. These and other decisions we make related to data privacy, including with respect to the advertising performance measurement tools that we have developed and may develop in the future, may fall short of our users' expectations, and even if we satisfy their expectations, the increase in media attention generally about online privacy and data protection may motivate users to take certain actions to protect their privacy. For these and other reasons, our users may elect not to allow data sharing or use. This could impact our ability to deliver relevant content aligned with users' personal taste and interests. Additionally, the impact of these developments may disproportionately affect our business in comparison to certain peers in the technology sector that, by virtue of the scope and breadth of their operations or user base, have greater access to user data.

Since substantially all our revenue is generated from advertising, our inability to serve the volume of advertisements desired by our advertisers may deter new or existing advertisers from using our platform.

We may be unable to compete effectively for users.

We face significant competition to attract, retain and engage users and for their time and attention. We compete with consumer internet companies that are either tools (search, e-commerce, creator tools) or media (newsfeeds, video, social networks).

We compete with large, established companies and companies that offer widely used products, such as Amazon, Meta (including Instagram), Google (including YouTube), Snap, Reddit, TikTok and X, which provide their users with a variety of online products, services, content (including video), and other offerings, and advertising offerings, including web search engines, social networks and other means of discovering, using or acquiring goods and services. Several of these competitors have longer operating histories, significantly greater financial, technical, research, marketing and other resources and larger user bases than we do. Several of these competitors also have access to larger volumes of data and platforms that are used on a more frequent basis than ours, which may enable them to better understand their user base and develop and deliver more relevant content.

Our competitors have previously and may continue to develop technology, products, services or interfaces that are similar to our existing and future products quickly and at scale, or that achieve greater market acceptance than our products, including by users, advertisers, creators, publishers and other third parties. We may face additional competition with the introduction of new technologies and market entrants. Some of our competitors also operate existing products that have significant market power in certain market sectors and could use that market power to advance their own products or services that compete with ours. For example, many of our competitors have introduced shopping platforms, expanded their video-based and live shopping experiences. These competitors may engage in more extensive research and development efforts and undertake more extensive marketing campaigns, which may allow them to build larger, more engaged user bases than ours. Also, some of our existing or potential competitors operate products or services from which we currently derive substantial value, such as search engines and email, and those competitors could reduce or eliminate the value and information we receive.

We also face competition from smaller companies in one or more high-value verticals that offer users engaging content and commerce opportunities through similar technology, products, features or services to ours. In addition, emerging startups may be able to innovate and provide technology, products, services or features similar to ours or before us.

Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in user preferences. Barriers to entry in our industry are low, and our intellectual property rights may not be sufficient to prevent competitors from launching comparable products or services.

In emerging international markets, where mobile devices often lack large storage capabilities, we may also compete with other applications for the limited space available on a user's mobile device.

In addition to the above, we believe that our ability to compete for users depends upon many factors both within and beyond our control, including:

• the usefulness, novelty, performance and reliability of our platform compared to those of our competitors;

• the timing and market acceptance of products, including the developments and enhancements to those products, offered by us or our competitors;

• our brand strength relative to our competitors; and

• the other risks and uncertainties described in this Annual Report on Form 10-K.

We may be unable to compete effectively for advertisers.

We face significant competition for advertising revenue across a variety of formats. To compete effectively, we must enable our advertisers to easily create content and buy, forecast, optimize and measure the performance of advertising on our platform. In order to grow our revenue and improve our operating results, we must increase our share of advertising spend relative to our competitors, many of which are larger companies that offer more traditional and widely accepted advertising products, as well as more robust tools to measure the effectiveness of advertising campaigns.

Some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services to gain additional share of advertising spend. They have large distributed sales forces and an increasing amount of control over mobile distribution channels. These competitors' economies of scale allow them to have access to larger volumes of data and platforms that are used on a more frequent basis than ours, which may enable them to better understand their user base and develop and deliver more targeted advertising. They may not need to rely on third-party data, including data provided by advertisers, in order to effectively target the campaigns of advertisers,

Form 10-K

which could make their advertising products more attractive to advertisers than ours as third-party data becomes less available to us, whether because of regulatory changes, privacy concerns or other reasons. If we are unable to provide our advertisers with the ability to effectively target their advertising campaigns, or if our advertisers do not believe that our value proposition is as compelling as those of our competitors, we may not be able to attract new advertisers or retain existing ones.

We believe that our ability to compete for advertisers depends upon many factors both within and beyond our control, including:

• sales, marketing, customer service and support efforts;

• first- and third-party data available to us relative to our competitors;

• ease of use, performance, price and reliability of solutions developed either by us or our competitors;

• the attractiveness and volume of our product and service offerings (including pricing and measurement tools) compared to those of our competitors;

• the strength of our advertiser relationships and offerings compared to those of our competitors;

• the ease with which our advertising products fit into existing advertiser budgets compared to those of our competitors;

• positions or actions taken by us, users, advertisers or other third parties that may impact our brand and reputation or the desirability of advertising on online platforms in general; and

• the other risks and uncertainties described in this Annual Report on Form 10-K.

We may not be able to develop effective products and tools for advertisers.

Growth in our advertising revenue depends on our ability to continue to develop and offer effective products and tools for advertisers. New ad formats that take up more space on our platform may result in fewer impressions, which could adversely affect our revenue. As the advertising market generates and develops new concepts and technologies, we may incur additional costs to implement more effective products and tools. We may introduce changes to our existing ad products or develop and introduce new and unproven ad products with which we have little or no prior experience. For example, as we execute on our business strategy of transitioning to provide full funnel advertising solutions there is no guarantee that the lower funnel performance advertising solutions that we have developed and that we may develop in the future will be attractive to or effective for advertisers or that we will otherwise be successful in executing on this strategy. Each of these could result in unintended outcomes or results that are not well received by advertisers. In addition, if new or enhanced ad products fail to attract or retain advertisers, we may fail to generate sufficient revenue. Further, continuing to develop and improve these products and tools may require significant time and resources and additional investment. If we cannot continue to develop and improve our advertising products and tools in a timely fashion, or if our advertising products and tools are not well received by advertisers, our advertising revenue could be adversely affected.

If we do not develop successful new products or improve existing ones, our business may suffer. We may also invest in new products that fail to attract or retain users or generate revenue.

Our ability to grow, retain and engage our user base and therefore increase our revenue depends on our ability to successfully enhance our existing products and create new products, both independently and in conjunction with platform developers or other third parties, and to do so quickly. We may introduce significant changes to our existing products or develop and introduce new and unproven products with which we have little or no prior development or operating experience. Our focus on innovation and experimentation could result in unintended outcomes or decisions that are poorly received by users. If new or enhanced products fail to engage our users, we may fail to generate sufficient revenue, operating margin or other value to justify our investments. We also may develop new products that may increase user engagement and costs that may not increase revenue or that may not be fully integrated into the user experience.

Further, our products often require users to learn new behaviors that may not always be intuitive to them. To the extent that new users are less willing to invest the time to learn to use our products, or if we are unable to make our products easier to learn to use, our user growth, retention or engagement could be negatively affected.

We continue to develop our international growth strategy and may not succeed in further expanding and monetizing our platform internationally and may be subject to increased international business and economic risks.

We continue to develop and evolve our international growth strategy and may adjust the way we expand our business operations outside the United States. We may limit our expansion or decrease our operations in certain international markets, including discontinuing advertising in those markets or not monetizing those markets at all. Alternatively, we may enter new international markets and expand in existing markets where we have limited or no experience in deploying our service or selling advertisements. We may launch our advertising platform in countries where we do not have sales staffing

Form 10-K

in place, where market perception of our service and ad platform may be low or where our audience size in a given market may be low relative to advertiser expectations, all or any of which could limit our ability to monetize those countries. In addition, as part of our growth and monetization strategy in markets outside the United States, we are working to partner with local third-party sales organizations, which we refer to as resellers. However, there is no guarantee that resellers will choose to work with us or be willing to invest the time and resources required to train their staff to effectively sell our platform or that this strategy will be successful to increase average revenue per user in these markets. Further, in order to expand successfully, we need to offer content and products that are customized and relevant to local users and advertisers, which requires significant investment of time and resources.

We are subject to a variety of risks inherent in doing business internationally, and our exposure to these risks will increase as we continue to expand our operations, user base and advertiser base globally. These risks include:

• political, social and economic instability, including armed conflict or hostilities, such as Russia's invasion of Ukraine and the war in the Middle East;

• selective or inconsistent government regulatory action or enforcement;

• fluctuations in currency exchange rates and restrictions on currency conversions;

• higher levels of credit risk and payment fraud;

• enhanced difficulties of integrating any foreign acquisitions;

• reduced protection for intellectual property rights in some countries;

• difficulties in staffing and managing global operations and the increased travel, infrastructure and legal and tax compliance costs associated with multiple international locations and subsidiaries;

• different regulations and practices with respect to employee/employer relationships, existence of workers' councils and labor unions, and other challenges caused by distance, language and cultural differences, making it harder to do business in certain international jurisdictions;

• increasing labor costs due to high wage inflation in certain international jurisdictions;

• compliance with statutory requirements relating to our equity;

• regulations that might add difficulties in repatriating cash earned outside the United States and otherwise prevent us from freely moving cash;

• import and export controls and restrictions and changes in trade regulations, including sanctions or increased or new tariffs;

• compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws in other jurisdictions;

• compliance with laws governing supply chains and related business operations;

• compliance with environmental, social and governance (ESG) laws and with GDPR and similar data privacy and data protection laws;

• compliance with laws that might restrict content or advertising (such as laws intended to protect teens), require us to provide user information, including confidential information, to local authorities or add significant requirements that make it difficult to operate in that jurisdiction;

• macroeconomic conditions, such as inflation and labor shortage which had an impact on the pace of our global expansion;

• compliance with multiple tax jurisdictions and management of tax impact of global operations; and

• the other risks and uncertainties described in this Annual Report on Form 10-K.

If we are unable to execute our strategy on international growth and manage the complexity of global operations successfully, our business, revenue and financial results could be harmed.

We may not be able to effectively manage the growth of our business.

Although we experienced rapid growth in our initial years, we have not seen the same level of rapid growth more recently and cannot assure you that our business will grow at those same rates or at all.

The growth and expansion of our business and product offerings and the increase in full-time employees place significant challenges on our management, operational and financial resources, including managing multiple relationships with users, creators, publishers, advertisers, technology licensors and other third parties. If we continue to grow our operations or the number of our third-party relationships, our technology systems, procedures or internal controls may not be adequate. Advancements in technology such as AI and machine learning are changing the way people work by automating tasks, enhancing communication, and improving decision-making processes, and our business may be harmed or we may face

competitive disadvantage if we are slow to adopt these new technologies. Further, we may not be able to continue to develop or maintain a long-term growth strategy, execute the strategy effectively, or effectively manage the growth of our business. For example, during times of challenging macroeconomic conditions, we make decisions from time to time to save costs in certain ways that could adversely affect our business, operations, revenue and financial results.

We utilize a flexible work model and, as a result, a majority of our employees work remotely. Accordingly, we are required to implement more complex organizational management strategies. We may also find it increasingly difficult to preserve our workplace culture as we grow, particularly given our flexible work model, which could impact our ability to quickly develop and launch new and innovative products and adequately oversee employees and business functions.

We make decisions consistent with our mission and values that may reduce our short- or medium-term operating results.

Our mission—to bring everyone the inspiration to create a life they love—and company values are integral to everything we do. We frequently make decisions regarding our business and platform in accordance with our mission and values that may reduce our short- or medium-term operating results if we believe those decisions will improve the experiences of users, advertisers, content creators, employees or our community, and therefore benefit our business. For example, we may choose to remove content that we have determined does not create an inspiring and positive experience for users or revise our policies in ways that decrease user engagement. These decisions may not be consistent with the expectations of investors and any longer-term benefits may not materialize within the time frame we expect or at all.

We may acquire other businesses, talent or technology, which could require significant management attention, disrupt our business and dilute stockholder value.

As part of our business strategy, we have made and intend to make acquisitions to add specialized employees and complementary companies, products or technologies. Our previous and future acquisitions may not achieve our goals, and we may not realize benefits from acquisitions we make in the future. Any acquisitions, including the integration process will require significant time and resources, and we may not be able to manage the process successfully. If we fail to successfully integrate acquisitions, or the personnel or technologies associated with those acquisitions, the business, revenue and financial results of the combined company could be harmed. Our acquisition strategy may change over time and future acquisitions we complete could be viewed negatively by users, advertisers, investors or other parties with whom we do business. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition, including accounting charges. We may also incur unanticipated liabilities that we assume as a result of acquiring companies. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our securities. We would expect to finance any future acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed acquisition financing or cash from operations. The sale of equity to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. In the future, we may not be able to find other suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Our acquisition strategy could require significant management attention, disrupt our business and harm our business, revenue and financial results.

Our business depends on a strong brand and reputation, and if we are unable to maintain and enhance our brand and reputation, our ability to expand our user and advertiser base could be impaired.

We believe that our brand, identity and reputation have significantly contributed to the success of our business. We also believe that maintaining and enhancing the "Pinterest" brand and reputation is critical to retaining and growing our user, creator, publisher and advertiser base. Maintaining and enhancing our brand and reputation depends largely on our continued ability to provide high-quality, relevant, reliable, trustworthy and innovative products, which may require substantial investment and may not be successful. From time to time, we introduce new products or updates to existing products that require users to agree to new terms of service that users may not like, which may negatively affect our brand and reputation. Additionally, advertisements or actions of our advertisers may affect our brand and reputation if users do not think the advertisements help them accomplish their objectives, or view the advertisements as intrusive, annoying or misleading or have poor experiences with our advertisers. In addition, our brand, identity and reputation may be adversely affected by perceptions of social media platforms in general, including perceptions resulting from factors unrelated to the company's actions or the content or actions of users, such as the boycott of Facebook and X by some advertisers or allegations of the impact of social media on the mental health of users.

Our brand and reputation can also be negatively affected by the content or actions of our users that are deemed to be harmful or inappropriate to other users, by the actions of our users acting under false or inauthentic identities, by the use of our products or services to disseminate information that is deemed to be misleading, or by the use of our platform for illicit, illegal or objectionable ends. We also may fail to respond expeditiously to the sharing of illegal, illicit or objectionable content on our platform or objectionable practices by advertisers, or to otherwise address user or advertiser concerns,

which could erode confidence in our brand and damage our reputation. We expect that our ability to enforce our policies against this content in a consistently applied manner and on a timely basis or at all may decrease as the number of users grows, as the amount of content on the platform increases or as we expand our product and service offerings, such as video and live streaming content. Any governmental or regulatory inquiry, investigation or action, including based on the appearance of illegal, illicit or objectionable content on our platform, our business practices, or failure to comply with laws and regulations, could damage our brand and reputation, regardless of the outcome.

We have experienced, and expect to continue to experience, media, legislative, governmental, regulatory, investor and other third-party scrutiny of our decisions. Any scrutiny, inquiry, investigation or action, including regarding our data privacy, copyright, content, employment or other practices, workplace culture, charitable giving, product changes, product quality, litigation or regulatory action or regarding the actions of our employees, users or advertisers or other issues, may harm our brand and reputation. In addition, scrutiny of other companies in our industry, including their impact on user "screen time" or their content policies or data privacy practices, could also have a negative impact on our brand and reputation. These concerns, whether actual or unfounded, may also deter users, creators, publishers or advertisers from using our platform.

Adverse publicity, regardless of its accuracy, relating to events or activities attributed to us, our employees, third-party vendors, users, creators, publishers or our advertisers, or to social media platforms in general, may tarnish our reputation and reduce the value of our brand. If we fail to promote and maintain the "Pinterest" brand or preserve our reputation, or if we incur excessive expenses in this effort, our business, revenue and financial results could be harmed. In addition, parental or general public perception of our industry or our Company in particular could adversely affect the size, demographics, engagement, and loyalty of our user base.

Continued development and use of AI may result in reputational harm, liability, or other adverse consequences to our business operations.

We use machine learning and AI technologies in our products and services, and we are making investments in expanding our AI capabilities, including ongoing deployment and improvement of existing machine learning and AI technologies, as well as developing new product features using AI technologies. There are significant risks involved in developing and deploying AI and there can be no assurance that the usage of AI will enhance our products or services or be beneficial to our business, including our profitability. AI technologies are complex and rapidly evolving, and we face significant potential disruption from other companies as well as an evolving regulatory landscape. The continued integration of any AI technologies into our products can result in new or enhanced governmental or regulatory scrutiny, intellectual property claims, litigation, confidentiality or security risks, ethical concerns, negative user perceptions as to automation and AI, or other complications that could adversely affect our business, reputation, or financial results. As a result of the complexity and rapid development of AI, it is also the subject of evolving review by various U.S. governmental and regulatory agencies, and other foreign jurisdictions are applying, or are considering applying, their platform moderation, intellectual property, cybersecurity, and data protection laws to AI and/or are considering general legal frameworks on AI. For example, the Artificial Intelligence Act ("EU AI Act") recently came into effect in August 2024 and gives companies one to three years to comply with its various requirements which are principally focused on creating transparency with respect to generative AI systems and AI-generated content. Penalties for non-compliance with the EU AI Act include fines as high as 7% of a company's global annual revenue. We may not always be able to anticipate the necessary response to these frameworks given they are still rapidly evolving. We may also have to expend resources to adjust our product or service offerings in certain jurisdictions if the legal frameworks governing the use of AI are not consistent across jurisdictions.

Other companies may develop AI features and technologies that are similar or superior to our technologies or are more cost-effective to develop and deploy. Given the long history of development in the AI sector, other parties may have (or in the future may obtain) patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our own AI features. Our AI initiatives also depend on our access to data to effectively train our models.

Uncertainty around new and emerging AI technologies, such as generative AI, may require additional investment in the development of appropriate protections and safeguards for handling the use of data with AI technologies, which may be costly and could impact our expenses as we expand the use of AI into our product or service offerings. AI technologies, including generative AI, may create content that is factually inaccurate or flawed, or otherwise unlawful, harmful or policy-violating. Such content may expose us to brand or reputational harm and/or legal liability. It is also uncertain how various laws related to online services, intermediary liability, copyright and other issues will apply to content generated by AI. For example, we use generative AI which, despite our best efforts, may generate content that is not relevant or useful to our users and can subject us to risks related to harmful content, accuracy, bias, discrimination, toxicity, intellectual property infringement or misappropriation, defamation, data privacy, cybersecurity, and sanctions and export controls, among others. The use of certain AI technologies presents emerging ethical and social issues, and if we offer solutions that draw scrutiny or controversy due to their perceived or actual impact on users or on society as a whole, we may experience brand or reputational harm, competitive harm, and/or legal liability. As such, it is not possible to predict all of the risks related to

the use of AI, and developments in regulatory frameworks governing the use of AI and in related stakeholder expectations may adversely affect our ability to develop and use AI or subject us to liability.

Risks Related to Data, Security and Privacy

If our security is compromised, or users or advertisers believe our security has been compromised, we could lose the trust of users, creators, publishers and advertisers who may use our platform less or may stop using our platform altogether, our reputation and business could be harmed.

As a social media company, we are frequently targeted by cybersecurity attacks because we receive, process, use, store, and share digitally large amounts of data, including user data as well as confidential, sensitive, proprietary, and personal information in the ordinary course of our business. There can be no assurance that any cybersecurity attack or incident will not be material or ultimately result in significant legal, financial, and reputational harm, including government inquiries, enforcement actions, litigation, and negative publicity. Our efforts to protect our internal data or the information that users, creators, publishers and advertisers and other partners have shared with us may be unsuccessful due to the actions of third parties, software bugs, misconfigurations, vulnerabilities or other technical malfunctions, cybersecurity attacks, employee error or malfeasance, hacking, ransomware, viruses or other factors. In addition, third parties have in the past and may in the future attempt to induce our personnel, users, creators, publishers, advertisers or vendors to disclose information to gain access to our data, advertisers' data or users' data. Further, because the login credentials or passwords employed by users to access our platform may be similar to or the same as the ones that they use in connection with other platforms or websites, a breach in the security of those platforms or websites can allow third parties to gain unauthorized access to users' accounts on our platform. If any of the events described above occur, our information or personnel's, users', creators', publishers' or advertisers' information could be accessed or disclosed improperly. If a third-party gains unauthorized access to our platform, they may, among other things, post malicious spam and other content on our platform using a user's, creator's, publishers' or advertiser's account, which could negatively affect our platform, reputation, and business.

Some third parties, including advertisers and vendors, store information that we share with them on their networks. If these third parties fail to implement adequate data-security practices or fail to comply with our terms and policies, users' data may be improperly accessed, used or disclosed. Even if these third parties take all the necessary precautions, their networks may still suffer a breach, which could compromise the data we share with them.

Any incidents where personnel's, users', creators', publishers', advertisers' or our information is accessed without authorization or is improperly used, or incidents that violate our privacy policy, terms of service or other policies, or the perception that an incident has occurred, could damage our brand and reputation, adversely impact our competitive position and result in significant costs. We may be required or choose to notify government authorities or affected personnel or users regarding security incidents, and government authorities or affected personnel, users, creators, publishers or advertisers could initiate legal or regulatory action against us over those incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices.

It may be difficult and costly to detect, investigate, mitigate, contain, and remediate a cybersecurity incident and our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. Further, there can be no assurance that our insurance coverage will be sufficient to compensate for related losses resulting from a cybersecurity incident.

In addition, we may expend significant resources or modify our business activities to adopt additional measures designed to protect against security incidents. Certain data privacy and security obligations require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our systems and sensitive information. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective.

Maintaining the trust of users, creators, publishers and advertisers is important to sustain user and advertiser growth, retention and engagement, and we may incur significant costs in an effort to detect and prevent security incidents. Concerns over our information security or data privacy practices, whether actual or unfounded, can subject us to negative publicity and damage our brand and reputation and deter users, creators, publishers and advertisers from using our platform.

Our ability to attract and retain advertisers depends on our ability to collect, process and use data and develop tools to enable us to effectively deliver and accurately measure advertisements on our platform.

Most advertisers rely on tools that measure the effectiveness of their ad campaigns in order to allocate their advertising spend among various formats and platforms. If we are unable to measure the effectiveness of advertising on our platform or we are unable to convince advertisers that our platform should be part of a larger advertising budget, our ability to increase the demand and pricing of our advertising products and maintain or scale our revenue may be limited. Our tools may be less developed than those of other platforms with which we compete for advertising spend. Therefore, our ability to develop and offer tools that accurately measure the effectiveness of a campaign on our platform is critical to our ability to attract new advertisers and retain, and increase spend from, our existing advertisers.

We are continuing to develop and improve these tools and such efforts have and are likely to continue to require significant time and resources and additional investment, and in some cases we have relied on and may in the future rely on third parties to provide data and technology needed to provide certain measurement data to our advertisers. If we cannot continue to develop and improve our advertising tools in a timely fashion, those tools are not reliable, or the measurement results are inconsistent with advertiser goals, our advertising revenue could be adversely affected.

Many existing advertiser tools that measure the effectiveness of advertising do not account for the role of advertising early in a user's decision-making process, which is when many users come to our platform. Instead, these tools measure the last ad or content that was exposed to the user that gets credit for influencing any user's purchase or action. As a result, we may not be able to demonstrate and measure for our advertisers the value of engaging with a user during the early intent phase.

In addition, web and mobile browser developers, such as Apple, Microsoft or Google, have implemented and may continue to implement changes, including requiring additional user permissions, in their browser or device operating system that impair our ability to measure and improve the effectiveness of advertising on our platform. Such changes include, limiting the use of cookies and related tracking technologies, such as mobile advertising identifiers, and other changes that limit our ability to collect or use information that allows us to attribute user actions on advertisers' websites to the effectiveness of advertising campaigns run on our platform. For example, Apple launched its Intelligent Tracking Prevention ("ITP") feature in its Safari browser. ITP blocks some or all third-party cookies by default on mobile and desktop and ITP has become increasingly restrictive over time. Apple's related Privacy-Preserving Ad Click attribution ("PPAC"), intended to preserve some of the functionality lost with ITP, would limit cross-site and cross-device attribution, prevent measurement outside a narrowly-defined attribution window, and prevent ad re-targeting and optimization. Further, Apple implemented certain changes, including introducing an AppTrackingTransparency framework that limits the ability of mobile applications to request an iOS device's advertising identifier and affects our ability to track user actions off our platform and connect their interactions with on-platform advertising.

In addition, third parties, such as Apple, Microsoft or Google, have implemented and may continue to implement changes and restrictions in browser or device functionality including by limiting the use of cookies, or that limit our ability to communicate with or understand the identity of our users.

All these restrictions described above make it more difficult for us to provide the most relevant ads to our users, measure the effectiveness of, and to re-target and optimize, advertising on our platform. We have developed the Pinterest Conversions API and other measurement tools to address these restrictions, which are all designed to mitigate loss of conversion signal. However, there is no guarantee that advertisers will use this technology or future technologies that we develop, or that these technologies will otherwise be effective to improve conversion visibility and enable the use of conversion data for retargeting in future advertising campaigns. Advertisers may also prioritize integrations with larger platforms due to larger spend concentration. All of this may result in advertisers spending less or not at all, on our platform and prefer larger platforms like Facebook and Google that have more capabilities to help advertisers measure their conversions.

Developers may release additional technology that further inhibits our ability to collect or use data that allows us to measure the effectiveness of advertising on our platform. Any other restriction, whether by law, regulation, policy (including third-party policies) or otherwise, on our ability to collect, process and share data that our advertisers find useful, our ability to use or benefit from tracking and measurement technologies, including cookies, or that further reduces our ability to measure the effectiveness of advertising on our platform would impede our ability to attract, grow and retain advertisers. Advertisers and other third parties who provide data that helps us deliver personalized, relevant advertising may restrict or stop sharing this data. If they stop sharing this data with us, it may not be possible for us to collect this data within the product or from another source.

We rely heavily on our ability to collect, process and share data and metrics for our advertisers to help new and existing advertisers understand the performance of advertising campaigns. If advertisers do not perceive our metrics to be

accurate representations of our user base and user engagement, or if we discover inaccuracies in our metrics, they may be less willing to allocate their budgets or resources to our platform.

We receive, process, store, use and share data, some of which contains personal information, which subjects us to complex and evolving governmental regulation and other legal obligations related to data privacy, data protection and other matters, which are subject to change and uncertain interpretation.

We receive, process, store, use and share data, some of which contains personal information. There are numerous federal, state, local and foreign laws and regulations regarding matters central to our business, data privacy and the collection, storing, sharing, use, processing, disclosure and protection of personal information and other data from users, employees and business partners, the scope of which are regularly changing, subject to uncertain and differing interpretations and may be inconsistent among countries or states or conflict with other rules.

The application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and as the focus on data privacy and data protection increases globally, we are, and will continue to be, subject to varied and evolving data privacy and data protection laws. We are subject to GDPR which expands the rights of individuals to control how their personal data is processed, includes restrictions on the use of personal data of children, creates new regulatory and operational requirements for processing personal data (particularly in the case of a data breach), increases requirements for security and confidentiality, restricts transfers of data outside of the European Economic Area and provides for significant penalties for non-compliance, including fines of up to 4% of global annual turnover for the preceding financial year or €20 million (whichever is higher) for the most serious infringements. Additionally, we have historically relied upon multiple legally valid transfer mechanisms to transfer certain personal data outside of the European Economic Area, including the EU-U.S. Privacy Shield Framework and Standard Contractual Clauses (SCCs). The Court of Justice of the European Union ruled that the EU-U.S. Privacy Shield is an invalid transfer mechanism, but upheld the validity of the SCCs subject to future elaboration of additional safeguards by regulators such as specific "supplemental measures" that should be undertaken to protect EU data subjects. While the EU Commission has approved a new EU-U.S Data Privacy Framework, which Pinterest has applied to join, the validity of data transfer mechanisms and additional safeguards remains subject to legal, regulatory, and political review and developments in both Europe and the U.S. The invalidation of data transfer mechanisms, or the potential invalidation of additional safeguards could have a significant adverse impact on our ability to process and transfer the personal data of EEA users outside of the European Economic Area. The State of California enacted the CCPA which requires companies that process information of California residents to make new disclosures to consumers about their data collection, use and sharing practices, allows consumers to opt out of certain data sharing with third parties and provides a new cause of action for data breaches. Other states have also enacted privacy laws similar to the CCPA, which became operative recently or will become operative in the next few years, with these providing consumers with similar abilities to opt-out of certain data sharing and to limit the use of certain data for targeted advertising. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. The burdens imposed by these and other laws and regulations that may be enacted, or new interpretations of existing laws and regulations, may require us to modify our data processing practices and policies and to incur substantial costs in order to comply and may disproportionately affect our business in comparison to our peers that have greater resources. These laws and regulations may also impact our ability to expand advertising on our platform internationally, as they may impede our ability to deliver targeted advertising and accurately measure our ad performance.

In addition, the privacy of teens' personal data collected online, and use of commercial websites, applications, online services, or other interactive platforms, generally, are also becoming increasingly scrutinized. Regulations focused on online safety and protection of teens' privacy online may require us to change our services and incur costs to do so. Moreover, various laws to restrict or govern the use of commercial websites, applications, online services, or other interactive platforms by teens have passed or have been proposed, including laws prohibiting showing teens advertising, requiring age verification or assurance, limiting the use of teens' personal data, and requiring parental consent or providing for other parental rights. These laws may be, or in some cases already have been, subject to legal challenges and changing interpretations, which may further complicate our efforts to comply with laws applicable to us. These new laws may result in restrictions on the use of certain of our products or services by teens, the inability to offer certain products and services to teens, decrease DAUs or user engagement in those jurisdictions, require changes to our products and services to achieve compliance, decrease our advertising and subscription revenue, and increase legal risk and compliance costs for us and our third-party partners.

Privacy advocates and industry groups have proposed, and may propose in the future, standards with which we are legally or contractually obligated to comply. Moreover, we are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We also publish privacy policies, marketing materials, and other statements regarding data privacy and security, including statements relied on by our users, advertisers, and business partners. If these policies, materials, or statements are found to be deficient, lacking in

transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences, including class-action litigation or mass arbitration demands.

Any failure or perceived failure by us to comply with our privacy policies, data privacy-related obligations to users or other third parties, or our data privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, or other failure to comply with these laws and regulations, or regulatory scrutiny, can result in governmental enforcement actions or litigation that could expose our business to substantial financial penalties, or other monetary or non-monetary relief, negative publicity, loss of confidence in our products, decline in user or advertiser growth or damage to our brand and reputation. Companies in the technology industry have recently experienced increased regulatory scrutiny relating to data privacy and data protection, and we have become subject to enhanced scrutiny and enforcement actions from regulators to ensure compliance with data privacy and data protection laws and regulations. The GDPR, U.S. state privacy laws, youth social media laws, and other such laws and regulations impose new and burdensome obligations, and include substantial uncertainty as to their interpretation, and we are subject to challenges in addressing their requirements, which could result in fines or penalties, lead us to change our data privacy policies and practices, how our product currently operates, and limit our ability to deliver personalized advertising by, for example, requiring users to opt-in to personalized advertising. Public statements and complaints against us by consumer advocacy groups or others could also cause users to lose trust in us, which could result in declines in user growth, retention or engagement and have an adverse effect on our brand, reputation and business. Additionally, if third parties that we work with, such as advertisers, service providers or developers, violate applicable laws or our policies, these violations may also put users' information at risk.

The implementation and enforcement, including through private rights of action, of these increasingly complex, onerous, or divergent laws and regulations, and the introduction, interpretation, or revision of any new such laws or regulations, with respect to privacy, security, data protection, and our industry are uncertain and may further complicate compliance efforts, lead to fragmentation of the service, and may increase legal risk and compliance costs for us and our third-party partners, or decrease the perceived usefulness of our service to our users and advertisers. For example, some federal privacy laws are currently being challenged, and litigation in this space could impact the privacy rights of our community, which in turn may negatively impact users' experience, trust, and satisfaction and decrease their engagement with our products. Many of these obligations are becoming increasingly stringent and subject to rapid change and uncertain interpretation. Preparing for and complying with these obligations requires us to devote significant resources, and there is no guarantee that our compliance efforts to date, or in the future, will be deemed compliant or sufficient.

Any significant change to applicable laws, regulations or industry practices, or to interpretations of existing laws and regulations, regarding the use or disclosure of users' data, or regarding requirements around obtaining consent from users for the use and disclosure of such data, could require us to modify our products to allow for limited data use, possibly in a material manner, and may limit our ability to develop new products that make use of the data that users voluntarily share. There currently are a number of proposals pending before federal, state and foreign legislative and regulatory bodies. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our service, particularly as we expand our operations internationally.

Risks Related to Our Business Operations

Our business depends on our ability to maintain and scale our technology infrastructure, including speed and availability of our service.

Our reputation and ability to attract, retain and serve users, content creators and advertisers are dependent upon the reliable performance of our service and our underlying technology infrastructure and content delivery processes. From time to time, we experience interruptions in or disruptions of our systems. If our platform is unavailable when users, content creators or advertisers attempt to access it, if it does not load as quickly as they expect or if their content is not saved, users may not return to our platform as often in the future, or at all.

Our advertisers must be able to easily buy, forecast, optimize and measure the performance of ads on a responsive and stable platform. Advertisers will not continue to do business with us if our technology infrastructure is not reliable. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could harm our business. Our systems may not be adequately designed to avoid performance delays or outages. We have gaps in our ability to deploy changes safely to the site, which increases the risk of disruptive intentional and unintentional (and potentially premature) updates and changes being made directly to our live platforms and services. As our user, content and advertiser base, sophistication of our machine learning models and the volume and types of information shared on our service continue to grow, we will need an increasing amount of technology infrastructure, including network capacity and computing power, to continue to satisfy the needs of users, content creators and advertisers, which could increase our costs. We may be unable to effectively scale and grow our technology infrastructure

to accommodate these increased demands or to achieve our business objectives. Further, in the event of a systems failure, employee error, failure or interruption of services by AWS, or malicious intent by employees or third parties, we may lose all or substantial amounts of data and we may not be able to recover such data quickly or at all.

In addition, our systems and operations are vulnerable to damage, delays or interruptions from fire, flood, power loss, telecommunications failure, spikes in usage volume, epidemics, pandemic and other public health emergencies, terrorist attacks, acts of war, geopolitical conflicts, other physical security threats, cyber-security attacks, earthquakes, the effects of climate change, power and space shortages in our cloud infrastructure and other events beyond our control. We are particularly vulnerable to these types of events because our cloud computing infrastructure is currently located in one geographic region. In addition, the substantial majority of our employees are located in California, which has historically experienced, and may continue to experience, climate-related events including drought and water scarcity, warmer temperatures, wildfires and air quality impacts and power shut-offs. If there is a catastrophic failure involving our systems or major disruptive event affecting our headquarters or the San Francisco area in general, we may be unable to operate our service. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services and could cause us to incur substantial expense. Climate-related events, including the increasing frequency of extreme weather events and their impact, have the potential to disrupt our business and/or the business of our third-party suppliers and partners. Any of the foregoing events can result in users being subject to service disruptions or outages and we may not be able to recover our technical infrastructure and user data in a timely manner to restart or provide our services.

A substantial portion of our technology infrastructure is provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic or cause our platform to become unavailable. We exercise little control over these providers and have limited line of sight into their governance, and any financial or other difficulties these providers face may harm our business.

The occurrence of any of the foregoing risks could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such risks or may be insufficient to compensate us for losses that may occur. These events may result in distraction of management, loss of revenue and costs from litigation and enforcement. In addition, they could also result in significant expense to repair or replace damaged facilities and remedy resultant data loss or corruption. A prolonged interruption in the availability or reduction in the speed or other functionality of our products could materially harm our reputation and business.

The failure to attract and retain highly qualified personnel, or loss of one or more of our key personnel, could harm our business, revenue and financial results.

We currently depend on the continued services and performance of our key personnel, including William Ready and others. Mr. Ready's employment, and the employment of our other key personnel, is at will, which means they may resign or be terminated for any reason at any time. Similarly, Mr. Silbermann is currently non-executive Chair of the Board and may resign at any time. In addition, much of our key technology and systems are custom-made for our business by our personnel. The loss of key personnel, including key members of management as well as our key engineering, design, marketing, sales and product development personnel, could disrupt our operations and harm our business. This risk is particularly heightened in an environment where companies, including us, slow down hiring or reduce their workforce and will continue to find ways to further reduce costs due to macroeconomic conditions.

In addition, it is important to our business to attract and retain highly talented personnel, particularly engineers with expertise in computer vision, AI and machine learning. We have found and may continue to find our recruiting and retention efforts more challenging because the marketplace for talent is highly competitive. The incentives provided by our stock option grants, restricted stock grants and restricted stock unit grants, or by other compensation and benefits arrangements, may not be effective to attract and retain employees, especially as a result of continued fluctuations in our stock price. We may also be required to enhance wages, benefits and non-equity incentives. If we are unable to meet employees' and potential employees' expectations, we may experience difficulties attracting and retaining personnel.

Further, our ongoing efforts to implement terms of the settlement agreement with respect to certain derivative lawsuits and resolve certain related allegations or claims have resulted in, and will continue to result in, increased costs, as well as consuming management's time and attention. Further, if efforts around diversity, equity and inclusion are perceived as insufficient or overdone, we may not be able to attract and retain talent, we may be subject to investigations, litigation and other proceedings and our brand and reputation and stock price may be harmed.

We currently have a flexible work model which provides for a more distributed workforce. Our work strategy, including our efforts related to employee onboarding, training and development and retention may not be successful. Further, our work strategy may continue to evolve and may not meet the needs of our existing and potential future employees, and they may prefer work models offered by other companies. If we do not succeed in attracting and retaining highly qualified personnel or the financial resources required to do so increase, we may not be able to meet our business objectives.

Risks Arising from Our Reliance on Third Parties

We depend in part on online application stores and internet search engines to direct traffic and refer new users to our platform. When these online application stores or search engines' methodologies and policies are modified or enforced in ways we do not anticipate, or when our search results page rankings decline for other reasons, traffic to our platform or user growth, retention and engagement has declined and could decline in the future.

We depend in part on internet search engines, such as Bing, Google and Yahoo!, to direct a significant amount of traffic to our platform. For example, when a user types a query into a search engine, we may receive traffic and acquire new users when those search results include Pins, boards, users and other features of our platform that cause the user to click on the Pinterest result or create a Pinterest account. These actions grow our users due to signups of new users and increase retention and engagement of existing users.

Our ability to maintain and increase the number of users directed to our platform from search engines is not within our control. Search engines, such as Google, have and may continue to modify their search algorithms (including what content they index and the format in which content is indexed) and policies or enforce those policies in ways that are detrimental to us, that we are not able to predict or without prior notice. When that occurs, we have in the past and expect to experience in the future, declines or de-indexing in the organic search ranking of certain Pinterest search results or negative impacts due to the format in which our search results appear, leading to a decrease in traffic to our platform, new user signups and existing user retention and engagement. We have experienced declines in traffic and user growth as a result of these changes in the past, and anticipate fluctuations as a result of such actions in the future. For example, changes to search engine algorithms have in the past and may in the future negatively impact traffic and user sign-ups. Our ability to appeal these actions is limited, and we may not be able to revise our search engine optimization ("SEO") strategies to recover the loss in traffic or users resulting from such actions. In addition, changes in policies or their enforcement may not apply in the same manner to our competitors, or our competitors' SEO strategies to retain and attract users may be more successful than ours. In addition, certain third parties offer browser extensions that give users the option to remove Pinterest from their search engine recommendations. Further, some of these search engines are owned by companies that compete with various aspects of our business. When email platforms, such as Google, change their policies related to the placement of our emails in users' inboxes, it can affect the open and click rate of our emails. Such changes have led to and may lead to a decrease in traffic to our platform, new user signups and existing user retention and engagement. To offset some of the impact on our user growth, we have and may continue to increase our investment in other growth strategies, such as paid marketing or other initiatives that drive user acquisition, which may cost more and be less effective. Any significant reduction in the number of users directed to our website or mobile application from search engines or email could harm our business, revenue and financial results.

In addition, we also rely on certain major online stores for distribution of our application. If these application store providers modify or implement new terms, we may be required to modify our product to maintain our ability to remain in that application store.

We allow users to authenticate with our service through third-party login providers. If these third parties discontinue these tools or experience a breach or outage in their platform or web browser developers make changes that restrict the use of these tools, user retention, growth or engagement could decline.

A significant number of users access their accounts on our platform using a third-party login provider such as Facebook, Apple or Google. If security on those platforms is compromised, if users are locked out from their accounts on those platforms or if those platforms experience an outage or otherwise institute policies that prevent users from accessing their accounts on our platform through those logins, users may be unable to access our platform. In addition, third-party log-in providers may institute policies that restrict us from both communicating with users or identifying users. As a result of these actions, user growth, retention and engagement on our platform has been and could be adversely affected in the future, even if only for a temporary period. Additionally, if Facebook or Google discontinue their identity services or experience an outage, then we may lose and be unable to recover users previously using this function, and our user growth or engagement could decline.

We depend on Amazon Web Services for the vast majority of our compute, storage, data transfer and other services. Any disruption of, degradation in or interference with our use of Amazon Web Services could negatively affect our operations.

Amazon Web Services ("AWS") provides the cloud computing infrastructure we use to host our website, mobile application and many of the internal tools we use to operate our business. Under our long-term agreement with AWS, in return for negotiated concessions, we currently are required to maintain a substantial majority of our monthly usage of certain compute, storage, data transfer and other services on AWS. This agreement is terminable only under certain conditions, including by either party following the other party's material breach, which may be the result of circumstances that are beyond our control. A material breach of this agreement by us, or early termination of the agreement, could carry substantial penalties, including liquidated damages. If AWS increases pricing terms, terminates or seeks to terminate our

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contractual relationship, establishes more favorable relationships with our competitors, or changes or interprets its terms of service or policies in a manner that is unfavorable, those actions could harm our business, revenue and financial results.

Any significant disruption of, limitation of our access to or other interference with our use of AWS would negatively impact our operations. In addition, any transition of the cloud services currently provided by AWS to another cloud services provider would be difficult to implement and would cause us to incur significant time and expense and could disrupt or degrade our ability to deliver our products and services. The level of service provided by AWS could affect the availability or speed of our services. If users, creators, publishers or advertisers are not able to access our service or platform or encounter difficulties in doing so, we may lose users, creators, publishers or advertisers.

We utilize data center hosting facilities operated by AWS, located in various facilities. However, we have implemented a limited disaster recovery program which does not allow us to serve network traffic from back-up data center services. An unexpected disruption of services provided by these data centers could hamper our ability to handle existing or increased traffic, result in the loss of data or cause our platform to become unavailable.

We must effectively operate with mobile operating systems, web browsers, online application stores, networks, regulations and standards, which we do not control. Changes in our products or to those mobile operating systems, web browsers, networks, regulations or standards may harm user retention, growth and engagement.

Because our platform is used on mobile devices and through web browsers, our application must remain interoperable with popular mobile operating systems and browsers, including Android, Chrome, iOS and Safari. We have no control over these operating systems and browsers. Any changes to these operating systems, browsers or the online stores distributing our application that impact the accessibility, speed or functionality of our service or give preferential treatment to competitive products, could harm usage of our platform. Some of our competitors that control the operating systems, browsers and online stores that our application runs on, or is distributed through, could make interoperability of our service with those systems, browsers and stores more difficult. In addition, new products we introduce may take longer to function with these systems and browsers.

If we are unable to deliver consistent, high-quality user experiences across different devices with different operating systems, user growth, retention or engagement may decline.

The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws governing internet neutrality, could decrease the demand for our products and services and increase our cost of doing business. Regulatory changes could limit users' ability to access our service or make our platform a less attractive alternative to our competitors' platforms and cause our user growth, retention or engagement to decline.

If it becomes more difficult for users to access and use our service on their browsers or mobile devices, if users choose not to access or use our platform on their mobile devices, or if users choose to use mobile products that limit access to our platform, user growth, retention and engagement may decline.

We rely on software, technologies and related services from third parties, and problems in their use, access or performance could increase our costs.

We rely on software, technologies and related services from third parties to operate critical functions of our business. Third-party technologies or services that we utilize may become unavailable due to a variety of reasons, including outages, interruptions or failure to perform under our agreement. Unexpected delays in their availability or function can, in turn, affect the use or availability of our platform. Further, third-party software and service providers may no longer provide such software and services on commercially reasonable terms or may fail to properly maintain or update their software. In such instances, we may be required to seek licenses to software or services from other parties or to redesign our products to function with new software or services. This could result in delays in the release of new products until equivalent technology can be identified, licensed or developed, and integrated into our platform and services. Furthermore, we might be forced to limit the features available in our current or future products.

Technologies have been developed that can block the display of our ads.

Technologies have been developed, and will likely continue to be developed, that block the display of our ads. We generate substantially all of our revenue from advertising, and ad blocking technologies can prevent the display of certain of our ads. Existing ad blocking technologies that have not been effective on our platform can later become effective as we make certain product changes, and new ad blocking technologies are often in development. More users may choose to use products that block or obscure the display of our ads if we are unable to successfully balance the amount of organic content and paid advertisements, or if users' attitudes toward advertisements become more negative. Further, regardless of their effectiveness, ad blockers may generate concern regarding the health of the digital advertising industry, which could reduce the value of digital advertising.

Risks Related to Legal and Regulatory Matters

We may be liable as a result of content or information that is published or made available on our platform.

We are subject to many U.S. federal and state and international laws and regulations that involve matters central to our business, including laws and regulations that involve data use, data security, data protection, intellectual property (including copyright and patent laws), harmful or illegal content, rights of publicity, advertising, marketing, health and safety, competition, protection of minors, consumer protection, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance. We may be sued or face regulatory action for claims relating to content or information that is published or made available on our platform. Our systems, tools and personnel that help us to proactively detect potentially policy-violating or otherwise inappropriate content cannot identify all such content on our service, and in many cases this content will appear on our platform. This risk may increase as we develop and increase the use of certain products or product features, such as video content, for which identifying such content is challenging. Additionally, some controversial content may not be banned on our platform and, even if it is not featured in advertisements or recommendations to users, may still appear in search results or be saved on boards. This risk is enhanced in certain jurisdictions outside of the United States where our protection from liability for content published on our platform by third parties may be unclear and where we may be less protected under local laws than we are in the United States. Further, if policy-violating content is found on our platform, we may be in violation of the terms of certain of our key agreements, which may result in termination of the agreement and, in some cases, payment of damages. We could incur significant costs in investigating and defending such claims and, if we are found liable, damages.

We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our platform, including but not limited to, the Digital Millennium Copyright Act ("DMCA"), the Communications Decency Act ("CDA"), the fair-use doctrine in the United States, the EU E-Commerce Directive, the EU AI Act and the DSA. These frameworks and defenses may limit but do not necessarily eliminate, our potential liability for caching, hosting, listing or linking to third-party content that may include materials that infringe copyrights or are otherwise unlawful. Each of these statutes and doctrines is subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments, and we cannot guarantee that such frameworks and defenses will be available for our protection. For example, the CDA has been amended by Congress and interpreted by courts in ways that have narrowed its applicability. If the rules around these doctrines change, if international jurisdictions refuse to apply similar protections to the US, or if a court were to disagree with our application of those rules to our service, we could incur liability or be required to make significant changes to our products, business practices or operations.

Lawmakers in the United States and in other countries may introduce new regulatory regimes that increase potential liability for content available on our platform. There are a number of new laws and legislative proposals in the United States and globally aimed at limiting the scope of protections available to online services and/or that further impose new obligations affecting our business, such as liability for copyright infringement, illegal or harmful content, distributing targeted and other advertisements to teens, and other forms of unlawful content and/or online harm. These legislative and/or regulatory requirements may increase our costs of operations, our liability for content posted by users on our platform, our litigation costs, and/or may expose us to regulatory sanctions such as fines or penalties. If these or other additional statutory or regulatory changes reduce liability protections for content published on our platform, we may be required to make significant changes to our business model, including increasing our content moderation operations and building in additional product features or tools that may not be favorable to our business, add payment obligations or compliance costs.

We are also subject to fines or orders restricting or blocking our service in particular countries as a result of content on our platform. For example, certain countries have implemented regulations that authorize fines or provide for throttling or blocking services for failures to comply with certain content removal and disclosure obligations, and other countries may enact similar legislation, which would impose penalties for failure to remove certain content. There can be no assurance that the tools we use for certain removal obligations or any new custom tools we develop will be sufficient to maintain compliance with the new regulations.

Any new legislation or changes to existing legislation may be difficult to comply with in a timely and comprehensive fashion and may expose our business, users, or employees to increased fees and costs. These costs could be prohibitively expensive for a company of our size, which could prevent us from launching a product or require us to restrict access to a product in a particular market. This could disadvantage us relative to our competitors with more resources. If the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply similar protections that are currently available in the United States or the European Union or if a court were to disagree with our application of those rules to our platform, we could be required to expend significant resources to try to comply with the new rules or incur liability.

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Government actions can restrict access to our product or certain of our products in their countries.

Governmental authorities outside the United States have restricted, and may in the future seek to restrict access to our platform if they consider us to be in violation of their laws or for other reasons. For example, access to our service has been or is currently restricted in whole or in part in certain countries. Other governments may seek to restrict access to or block our platform, prohibit or block the hosting of certain content available through our platform, or impose other restrictions that may affect the accessibility or usability of our platform in that country for a period of time or even indefinitely. We may also decide to stop offering our platform in a country as a result of these types of restrictions. For example, some countries have enacted laws that allow websites to be blocked for hosting certain types of content or may require websites to remove certain restricted content, to appoint local representatives in the country, or to store user data within that country. It can be challenging or impractical to manage the requirements of multiple jurisdictions governing the type and nature of the content available on our platform. If additional prohibitions or restrictions are imposed on our platform, or if our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our user growth, retention and engagement may be adversely affected.

We could become involved in legal disputes that are expensive to support, and if resolved adversely, could harm our business, revenue and financial results.

We are currently involved in, and may in the future be involved in, actual and threatened legal proceedings, including class action lawsuits, mass arbitrations, claims, investigations and government inquiries arising in the ordinary course of our business, including intellectual property, data privacy and data protection, privacy and other torts, illegal or objectionable content, consumer protection, AI, safety, law enforcement, civil rights, the use of our platform for illegal purposes, securities, stockholder derivative claims, employment, governance, workplace culture, contractual rights, civil rights infringement, false or misleading advertising, or other legal claims relating to content or information that is provided to us or published or made available on our platform. Any proceedings, claims or inquiries involving us, whether successful or not, can be time consuming, result in costly litigation, unfavorable outcomes, high indemnification expenses, increased costs of business, may require us to change our business practices or products, product offerings and features, require significant amount of management's time, may harm our reputation or otherwise harm our business and future financial results.

We are currently involved in, have been subject to, and expect to be subject in the future to actual and threatened litigation with respect to third-party patents, trademarks, copyrights and other intellectual property, and may continue to be subject to intellectual property litigation and threats thereof. Companies in the internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, grow our business and products, and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. In addition, various "non-practicing entities" that own patents and other intellectual property rights have asserted, and may in the future attempt to assert, intellectual property claims against us to extract value through licensing or other settlements.

From time to time, we receive letters from patent and trademark holders alleging that some of our products infringe their patent and trademark rights. We also receive letters from copyright and trademark owners alleging that content on Pinterest infringes their intellectual property rights, including take-down requests. Our technologies and content, including the content that users save on our service, may not be able to withstand such third-party claims.

With respect to any intellectual property claims, we may have to seek a license to continue using technologies or engaging in practices found to be in violation of a third-party's rights, which may not be available on reasonable terms and may significantly increase our operating expenses or may not be available to us at all and may require us to discontinue use of such technologies or practices or to develop alternative non-infringing technologies or practices. The development of alternative non-infringing technologies or practices could require significant effort and expense or may not be achievable at all.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished.

We rely, and expect to continue to rely, on a combination of confidentiality, invention assignment and license agreements with our employees, consultants and other third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We have filed various applications for certain aspects of our intellectual property in the United States and other countries, and we currently hold issued patents in multiple jurisdictions. However, there can be no assurance that each of our patent applications will result in the issuance of a patent. In addition, any resulting issued patents may have claims narrower than those in our patent applications. There can be no assurance that each of our trademark registration applications will result in the issuance of a trademark or that each resulting trademark registration will be able to be maintained. In the future we may acquire additional patents or patent portfolios, license patents from third parties or agree to license the use of our patents to third parties, which could

require significant cash expenditures. Additionally, our current and future patents, trademarks and other intellectual property or other proprietary rights may be contested, circumvented or found unenforceable or invalid.

Third parties may knowingly or unknowingly infringe or challenge our proprietary rights. Effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. We may not be able to prevent infringement without incurring substantial time and expense, if at all. Similarly, particularly as we expand the scope of our business and the countries in which we operate, we may not be able to prevent third parties from infringing, or challenging our use of, our intellectual property rights, including those used to build and distinguish the "Pinterest" brand. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our technologies, products, services or features or methods of operations.

Our use of "open source" software could subject us to possible litigation or could prevent us from offering products that include open source software or require us to obtain licenses on unfavorable terms.

A portion of the technologies we use incorporates "open-source" software, and we may incorporate open source software in the future. Open source licenses may subject us to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost, that we make publicly available the source code for any modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license. Some open source software may include generative AI software or other software that incorporates or relies on generative AI. The use of such software may expose us to risks as the intellectual property ownership and license rights, including copyright, of generative AI software and tools have not been fully interpreted by U.S. courts or addressed by federal or state regulations.

We also license to others some of our software through open source projects which requires us to make the source code publicly available, and therefore can affect our ability to protect our intellectual property rights with respect to that software. If an author or other third-party that distributes open-source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from offering our products that contained the open source software, required to release proprietary source code, required to obtain licenses from third parties or otherwise required to comply with the unfavorable conditions unless and until we can re-engineer the product so that it complies with the open source license or does not incorporate the open source software. Any of the foregoing could disrupt our ability to offer our products and harm our business, revenue and financial results.

The interpretation and application of U.S. tax legislation or other changes in U.S. or non-U.S. taxation of our operations could harm our business, revenue and financial results.

Tax reform has been a priority for governments worldwide and numerous proposals have been proposed or enacted. For example, the 2017 Tax Cuts and Jobs Act (the "Tax Act") changed how the United States imposes income tax on multinational corporations in a number of ways. One such change was the elimination of the option to deduct research and development expenses and, as a result, our net operating loss utilization has been accelerated. The issuance of additional regulatory or accounting guidance may affect our analysis of the impact of the law on us and may harm our operating results and financial condition.

Additionally, over the last several years, the Organisation for Economic Cooperation and Development (OECD) has been working on a Base Erosion and Profit Shifting Project that, if implemented, would change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business. Several countries have already begun to enact legislation to implement the OECD's 15% global minimum tax regime. Our effective tax rate and cash tax payments could increase in future years as further jurisdictions enact legislation. Similarly, the European Commission and several countries have issued proposals that would apply to various aspects of the current international tax rules under which we are taxed. These proposals include changes to the existing rules to calculate income tax, as well as proposals to change or impose new types of non-income taxes, including taxes based on a percentage of revenue. For example, several jurisdictions have proposed or enacted taxes applicable to digital services, which include business activities on digital advertising and which apply to our business. There are ongoing OECD negotiations that contemplate an alternative to these proposals, which may proliferate in the absence of multilateral agreement.

Further changes to the U.S. or non-U.S. taxation of our operations may increase our worldwide effective tax rate, resulting in additional taxes or other costs or have other material consequences.

Risks Relating to Our Financial Statements and Performance

We have a limited operating history with the current scale of our business, and, as a result, our past results may not be indicative of future operating performance.

We have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results. You should not rely on our past results of operations as indicators of future performance. You should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by companies like ours.

We have incurred operating losses in the past, anticipate increasing our costs and operating expenses, may incur operating losses in the future and may not maintain profitability.

We have incurred significant net losses in the past and generated net income only recently. We generated net income of $1,862.1 million for the year ended December 31, 2024 and net losses of $35.6 million and $96.0 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2024, we had an accumulated deficit of $288.2 million. We have achieved profitability only recently and may not realize sufficient revenue to maintain profitability in future periods.

We incur high operating expenses and may increase our operating expenses in the future as we continue to evolve or expand our business and operations. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. We may encounter unforeseen expenses, operating delays or other unknown factors that may result in losses in future periods. We have significant unrecognized share-based compensation expense, which we expect to recognize over the next several years. In addition, we have entered into certain non-cancelable commitments that limit our ability to reduce our cost and expenses in the future. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Financial Statements." Any failure to increase our revenue as we implement initiatives to grow our business could prevent us from achieving or maintaining profitability on either a quarterly or annual basis.

Our operating results are likely to fluctuate from quarter to quarter, which makes them difficult to predict.

Our quarterly operating results are tied to certain key business metrics that have fluctuated in the past and are likely to fluctuate in the future, which makes them difficult to predict. Our operating results depend on numerous factors, many of which are outside of our control, including:

- our ability to generate revenue from our platform;
- our ability to improve or maintain gross margins;
- our ability to maintain operating margins, cash used in operating activities and free cash flow;
- the number and relevancy of advertisements shown to users;
- the relevancy of content shown to users;
- the manner in which users engage with different products, where certain products may cause us to generate less revenue;
- downward pressure on the pricing of our advertisements;
- the timing, cost and mix of new and existing marketing and promotional efforts as we grow and expand our operations to remain competitive;
- fluctuations (seasonal or otherwise) in spending by our advertisers and platform usage and engagement by users, each of which may change as our product offerings and business evolves;
- seasonal fluctuations in engagement on our platform, including our historical experience of lower engagement in our second quarter;
- fluctuations in spending by our advertisers and platform usage and engagement by users due to macroeconomic conditions, such as the stress in the banking industry, inflation or new or increased tariffs;
- seasonal fluctuations in internet usage generally;
- the success of technologies designed to block the display of ads;
- development and introduction of new product offerings by us or our competitors;
- the enforcement of our advertising policies, including the removal of ads and advertisers from our platform;
- existing, new and evolving regulations, both in the U.S. and internationally;
- the ability of our third-party providers to scale effectively and provide the necessary technical infrastructure for our service on a timely basis;

- system failures, disruptions, breaches of security or data privacy or internet downtime, whether on our service or on those of third parties;

- the inaccessibility of our service due to third-party actions;

- changes in measurement of our metrics;

- costs associated with the technical infrastructure used to operate our business, including hosting services;

- fluctuations in the amount of share-based compensation expense;

- fluctuations, caused by stock price volatility, in the amount we spend to fund tax withholding and remittance obligations related to the vesting and settlement of restricted stock units ("RSUs") as we continue to net settle such RSUs; and

- our ability to anticipate and adapt to the changing internet business or macroeconomic conditions; and the other risks and uncertainties described in this Annual Report on Form 10-K.

User metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could harm our business, revenue and financial results.

We regularly review metrics, including the number of our active users and other measures to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our products are used across large populations globally. Our metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies. In the past, we have relied on other metrics that measure different activities, such as saving a Pin, clicking, searching and other activities, as indicators of user growth and engagement. We have in the past implemented, and may from time to time in the future implement, new methodologies for calculating these metrics, which may result in the metrics changing or decreasing from prior periods or not being comparable to prior periods. Our metrics may also differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or data used.

Our MAU metrics may also be impacted by our information quality efforts, which are our overall efforts to reduce malicious activity on our platform, including false, spam and malicious automation accounts in existence on our platform. We make efforts to regularly deactivate false, spam and malicious automation accounts that violate our terms of service and exclude these users from the calculation of our MAU metrics; however, we will not succeed in identifying and removing all false, spam and malicious accounts from our platform. We are continually seeking to improve our ability to estimate the total number of false, spam or malicious accounts and we intend to continue to make such improvements, but there is no guarantee as to the accuracy of these estimates. In addition, users are not prohibited from having more than one account on our platform, and we treat multiple accounts held by a single person as multiple users for purposes of calculating our active users.

In addition, some of our user demographic data may be incomplete or inaccurate. For example, because users self-report their date of birth, our age-demographic data may differ from users' actual ages or be unavailable. We receive age-demographic data for a portion of those users from other third-party accounts that users chose to authenticate with on our platform, such as Facebook and Google, but there can be no assurance that those platforms will continue to give us permission to access that data or that the data we receive from those third parties is accurate. In addition, our data regarding the geographic location of users and revenue by user geography is estimated based on a number of factors, which may not always accurately reflect the actual location and may be different depending on the metric we are calculating. If our metrics provide us with incorrect or incomplete information about users and their behavior, we may make inaccurate conclusions about our business.

Our operations and financial condition could be adversely impacted if we are unable to obtain additional financing, if needed, or if we default on our credit obligations.

We may require additional financing to maintain and grow our business. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance, investor demand and the condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our existing stockholders may experience dilution. If our access to capital is restricted or our borrowing costs increase as a result of developments in financial markets, our operations and financial condition could be adversely impacted.

Our revolving credit facility provides our lenders with a first-priority lien against substantially all of our domestic assets, as well as certain domestic intellectual property, and contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations. It contains a number of covenants that limit our ability and our subsidiaries' ability to, among other things, incur additional indebtedness, pay

Form 10-K

dividends, make redemptions and repurchases of stock, make investments, loans and acquisitions, incur liens, engage in transactions with affiliates, merge or consolidate with other companies, sell material businesses or assets, or license or transfer certain of our intellectual property. In addition, we are also required to maintain a minimum consolidated leverage. Complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

If we fail to comply with the covenants under the revolving credit facility, lenders would have a right to, among other things, terminate the commitments to provide additional loans under the facility, enforce any liens on collateral securing the obligations under the facility, declare all outstanding loans and accrued interest and fees to be due and payable and require us to post cash collateral to be held as security for any reimbursement obligations in respect of any outstanding letters of credit issued under the facility. If any remedies under the facility were exercised, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could immediately materially and adversely affect our business, cash flows, operations and financial condition. Even if we were able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us.

Additionally, our revolving credit facility utilizes a Secured Overnight Financing Rate ("SOFR") or various alternative methods set forth in our revolving credit facility to calculate the amount of accrued interest on any borrowings. If a published U.S. dollar SOFR is unavailable, the interest rates on our debt indexed to SOFR will be determined using one of the alternative methods, any of which could, if the revolver is drawn, result in interest obligations that are more than the current form, which could have a material adverse effect on our financing costs.

We may have greater than anticipated tax liabilities, which could harm our business, revenue and financial results.

We operate in a number of tax jurisdictions globally, including in the United States at the federal, state and local levels, and in many other countries, and plan to continue to expand the scale of our operations in the future. Thus, we are subject to review and potential audit by a number of U.S. federal, state, local and non-U.S. tax authorities. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. Further, tax authorities may disagree with tax positions we take and challenge our tax positions. Successful unilateral or multi-jurisdictional actions by various tax authorities, including in the context of our current or future corporate operating structure and third-party and intercompany arrangements (including transfer pricing and the manner in which we develop, value and use our intellectual property), may increase our worldwide effective tax rate, result in additional taxes or other costs or have other material consequences, which could harm our business and financial results.

Although we do not currently incur significant tax costs due to our history of operating losses, our tax liabilities may increase if our profitability increases in the future. In addition, our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among various jurisdictions, tax laws and the applicable tax rates in these jurisdictions (including future tax laws that may become material), tax treaties between countries, our eligibility for benefits under those tax treaties and the valuation of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate applicable to all or a portion of our income, which would negatively affect our financial results.

Our ability to use or benefit from our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2024, we had federal, California and other state net operating loss carryforwards of $1,909.5 million, $554.3 million and $1,549.9 million, respectively. Our federal carryforwards do not expire. If not utilized, our California and other state carryforwards will begin to expire in 2028 and 2025, respectively. Utilization of our net operating loss carryforwards and other tax attributes, such as research and development tax credits, may be subject to annual limitations, or could be subject to other limitations on utilization or benefit due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), and other similar provisions. Further, the Tax Act changed the federal rules governing net operating loss carryforwards. For net operating loss carryforwards arising in tax years beginning after December 31, 2017, the Tax Act limits a taxpayer's ability to utilize such carryforwards to 80% of taxable income. In addition, net operating loss carryforwards arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. Net operating loss carryforwards generated before January 1, 2018 will not be subject to the Tax Act's taxable income limitation and will continue to have a twenty-year carryforward period. Nevertheless, our net operating loss carryforwards and other tax assets could expire before utilization and could be subject to limitations.

Adverse global economic and financial conditions could harm our business and financial condition.

Adverse global economic and financial events, such as epidemics, pandemics and other public health emergencies, Russia's invasion of Ukraine, the war in the Middle East, recession or fears of recession, inflation, fluctuation in foreign exchange rate, supply chain issues, and inventory and labor shortages, have caused, and could in the future, continue to cause disruptions and volatility in global financial markets. Such conditions have resulted in or may result in, among other things, an adverse impact on the ability and willingness of companies to spend on advertising, volatility in our stock price, and an

adverse impact on the financial condition of the institutions with whom we hold deposits or the credit quality of the issuers of our cash equivalents and marketable securities. In addition, since the majority of our revenue is derived from advertisers within the U.S., economic conditions in the U.S. have a greater impact on us.

We cannot guarantee that our stock repurchase program will be fully consummated or that it will enhance long-term stockholder value.

Although our board of directors has authorized a stock repurchase program, the program does not require us to repurchase any specific dollar amount or to acquire any specific number of shares of our Class A common stock. We cannot guarantee that the program will be fully consummated or that it will enhance long-term stockholder value. The program could also affect the trading price of our stock and increase volatility, and any announcement of a termination or change of this program may result in a decrease in the trading price of our stock. In addition, any purchases made under this program would diminish our cash reserves.

Risks Related to Ownership of Our Class A common stock

The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of our initial public offering ("IPO"), including our co-founders, executive officers, employees and directors, their affiliates, and all of our other pre-IPO stockholders (including those unaffiliated with any of our co-founders, executive officers, employees or directors). This will limit or preclude your ability to influence corporate matters.

Our Class B common stock has twenty votes per share, and our Class A common stock has one vote per share. Because of the 20-to-1 voting ratio between our Class B and Class A common stock, the holders of our outstanding Class B hold approximately 73.5% of the voting power of our outstanding capital stock as of December 31, 2024. Because the holders of our Class B common stock hold in the aggregate significantly more than a majority of the combined voting power of our capital stock, such holders (which include our pre-IPO stockholders who have not converted their Class B common stock to Class A common stock, including those holders unaffiliated with any of our executive officers, employees or directors) control all matters submitted to our stockholders for approval. The holders of Class B common stock will no longer hold in the aggregate over 50% of the voting power of our outstanding capital stock once the Class B common stock represents in the aggregate less than approximately 4.76% of our outstanding capital stock.

As a result, for the foreseeable future, holders of our Class B common stock could have significant influence over the management and affairs of our company and over the outcome of all matters submitted to our stockholders for approval, including the election of directors and significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets, even though their stock holdings were to represent in the aggregate less than 50% of the outstanding shares of our capital stock. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. These holders of our Class B common stock may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This control may adversely affect the trading price of our Class A common stock. Despite no longer being employed by us, Paul Sciarra and Benjamin Silbermann, two of our co-founders, remain able to exercise significant voting power.

Transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, except certain transfers to entities, including certain charities and foundations, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our amended and restated certificate of incorporation. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock on (i) the seven-year anniversary of the closing date of our IPO, except with respect to shares of Class B common stock held by any holder that continues to beneficially own at least 50% of the number of shares of Class B common stock that such holder beneficially owned immediately prior to completion of our IPO, and (ii) a date that is between 90 to 540 days, as determined by the board of directors, after the death or permanent incapacity of Mr. Silbermann. Conversions of Class B common stock to Class A common stock have already had and will continue to have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.

Our dual class structure may depress the trading price of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have restrictions on including companies with multiple-class share structures in certain of their indexes. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices, recommend that stockholders vote against certain company annual stockholder meeting proposals or otherwise seek to cause us to change our capital structure. Any such exclusion from indices or any actions or

publications by stockholder advisory firms critical of our corporate governance practices or capital structure could adversely affect the value and trading market of our Class A common stock.

The trading price of our Class A common stock has been and may continue to be volatile, and you could lose all or part of your investment.

The trading price of our Class A common stock has been, and is likely to continue to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

• price and volume fluctuations in the overall stock market from time to time;

• volatility in the trading prices and trading volumes of technology stocks;

• changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

• sales, or anticipated sales, of shares of our Class A common stock by us or our stockholders, including when stockholders sell shares of our Class A common stock into the market to cover taxes due upon the settlement of RSUs or the exercise of stock options, or conversions, or anticipated conversions, of a substantial number of shares of our Class B common stock by our stockholders;

• actions and investment positions taken by institutional and other stockholders, including activist investors;

• failure by industry or securities analysts to maintain coverage of us, downgrade of our Class A common stock by analysts or provision of a more favorable recommendation of our competitors;

• failure by analysts to regularly publish research reports or the publication of an unfavorable or inaccurate report about our business;

• changes by external analysts to their financial and operating estimates for our company or our performance relative to third parties' estimates or the expectations;

• forward-looking financial or operating information or financial projections we may provide to the public, any changes in that information or projections or our failure to meet projections;

• any indebtedness we may incur in the future;

• whether investors or securities analysts view our stock structure unfavorably, particularly our dual class structure and the significant voting control of holders of our Class B common stock;

• announcements by us or our competitors of new products, features, services, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

• announcements by us or estimates by third parties of actual or anticipated changes in the size of our user base or level of engagement, or those of our competitors;

• the public's perception of the quality and accuracy of our key metrics on our user base and engagement;

• the public's reaction to our press releases, other public announcements and filings with the SEC;

• rumors and market speculation involving us or other companies in our industry;

• actual or anticipated fluctuations in our user growth, retention, engagement, revenue or other operating results;

• actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

• litigation involving us, our industry, or both, or investigations by regulators and other third parties into our operations or those of our competitors;

• developments or disputes concerning our intellectual property or other proprietary rights;

• developments or disputes concerning our culture or other inclusion practices and initiatives or the inability to address any workplace culture related issues;

• announced or completed acquisitions of businesses, products, services or technologies by us or our competitors;

• existing, new and evolving regulations, both in the U.S. and internationally;

• changes in accounting standards, policies, guidelines, interpretations or principles;

• any significant changes in our management;

- stakeholder dissatisfaction if we are unable to meet stakeholders' expectations and requirements or our publicly announced goals around environmentally friendly, ethical, socially conscious, and sustainable business practices or disclosures;

- adoption and trading under a stock repurchase program;

- macroeconomic events that are beyond our control, including tariffs; and

- general economic conditions and slow or negative growth of our markets.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies, including ours, have fluctuated in a manner that may be unrelated or disproportionate to the financial performance of such companies. Following periods of volatility in the overall market and the market price of a particular company's securities, securities class action and derivative litigation has often been instituted against these companies, including against us. Such litigation could result in substantial costs and a diversion of our management's attention and resources. Further, when our revenue, users or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our Class A common stock has declined and could likely decline in the future.

Future offerings of debt or equity securities by us or existing stockholders may adversely affect the market price of our Class A common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional capital stock or offering debt or other securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could also require substantial additional capital in excess of cash from operations.

Issuing additional shares of capital stock or other securities, including securities convertible into equity, may dilute the economic and voting rights of our existing stockholders, reduce the market price of our Class A common stock or both. Upon liquidation, holders of debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. In addition, the large number of shares of our common stock eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock. The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market, and the perception that these sales could occur may also depress the market price of our Class A common stock. As a result, holders of our Class A common stock bear the risk that our future offerings or future sales of shares may reduce the market price of our Class A common stock and dilute their stockholdings in our company.

Additional stock issuances, including in connection with settlement of equity awards, could result in significant dilution to our stockholders.

Future issuances of shares of our Class A common stock or the conversion of a substantial number of shares of our Class B common stock to Class A common stock, or the perception that these sales or conversions may occur, could depress the market price of our Class A common stock and result in significant dilution for holders of our Class A common stock. We currently have shares of Class B common stock that may be issued upon exercise of outstanding stock options and shares of Class A common stock that may be issued upon settlement of outstanding stock options, RSUs, or restricted stock awards ("RSAs"). For more information, see "Notes to Financial Statements". As of December 31, 2024, we had 5,852,600,274 shares of authorized but unissued Class A common stock that are currently not reserved for issuance under our equity incentive plans or charitable giving program. We may issue all of these shares of Class A common stock without any action or approval by our stockholders, subject to certain exceptions. We also intend to continue to evaluate acquisition opportunities and may issue Class A common stock or other securities in connection with these acquisitions. Any common stock issued in connection with our equity incentive plans, acquisitions, the exercise of outstanding stock options, settlement of RSUs and RSAs or otherwise would dilute the percentage ownership held by our Class A common stockholders.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law (the "DGCL") may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination

Form 10-K

with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- our dual class common stock structure, which provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding common stock;
- our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;
- certain amendments to our amended and restated certificate of incorporation will require the approval of 66⅔% of the then-outstanding voting power of our capital stock;
- approval of 66⅔% of the then-outstanding voting power of our capital stock, voting as a single class, is required for stockholders to amend or adopt any provision of our bylaws;
- our stockholders can take action only at a meeting of stockholders and not by written consent;
- vacancies on our board of directors can be filled only by our board of directors and not by stockholders;
- no provision in our amended and restated certificate of incorporation or amended and restated bylaws provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates;
- only our chairman of the board of directors, our chief executive officer, our president or another officer selected by a majority of the board of directors are authorized to call a special meeting of stockholders;
- certain litigation against us can only be brought in Delaware;
- nothing in our amended and restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our Class A common stock;
- our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and
- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated certificate of incorporation designates a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, any state or federal district court in the state of Delaware), in all cases subject to the court's having jurisdiction over indispensable parties named as defendants. Nothing in our amended and restated certificate of incorporation precludes stockholders that assert claims under the Securities Act or Exchange Act from bringing such claims in federal court, subject to applicable law.

Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. This exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum of its choosing. If a court were to find the exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

Item 1B. Unresolved staff comments

None.

Item 1C. Cybersecurity

Item 1C: Cybersecurity

In the ordinary course of our business, we receive, process, use, store, and share digitally large amounts of data, including user data as well as confidential, sensitive, proprietary, and personal information. Maintaining the integrity and availability of our information technology systems and this information, as well as appropriate limitations on access and confidentiality of such information, is important to our operations and business strategy. To this end, we have implemented a program designed to assess, identify and manage risks from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing in them. Our cybersecurity program is informed in part by industry standards and best practice, such as the National Institute of Standards and Technology ("NIST") Cybersecurity Framework.

The program is managed and monitored by a dedicated security team, which is led by our Chief Security Officer and includes mechanisms, controls, technologies, systems, policies and other processes designed to prevent or mitigate data loss, theft, misuse or other security incidents or vulnerabilities affecting the systems and data residing in them. For example, we conduct risk-based penetration and vulnerability testing and ongoing risk assessments, including due diligence prior to engagement on and ongoing risk-based periodic audits of our key technology vendors and other contractors and suppliers. We also conduct employee trainings on cyber and information security, among other topics. In addition, we consult with outside advisors and experts to assist with assessing, identifying and managing cybersecurity risks, including to anticipate future threats and trends, and their impact on the Company's risk environment.

Our Chief Security Officer, who reports directly to the Chief Technology Officer and has over 25 years of experience managing information technology and cybersecurity matters, including more than six years at Pinterest, together with our Privacy and Data Protection Team, are responsible for assessing and managing cybersecurity risks. We consider cybersecurity, along with other significant risks that we face, within our overall enterprise risk management framework. Since the beginning of the last fiscal year, we have not identified any prior cybersecurity incidents that have materially affected us, but we face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, "Risk Factors," under the heading "Risks related to Data, Security and Privacy."

The Board of Directors, as a whole and at the committee level, has oversight for the most significant risks facing us and for our processes to identify, prioritize, assess, manage, and mitigate those risks. The Audit and Risk Committee, which is comprised solely of independent directors, has been designated by our Board to oversee cybersecurity risks. The Audit and Risk Committee receives regular updates on cybersecurity and information technology matters and related risk exposures from our Chief Security Officer as well as other members of the senior leadership team. The Board also receives periodic updates from management and the Audit and Risk Committee on cybersecurity risks.

Form 10-K

Item 2. Properties

Facilities

Our corporate headquarters is located in San Francisco, California, where we occupy approximately 120,000 square feet of leased office space, excluding leases we have ceased to use. As of December 31, 2024, we maintained offices in various locations in the United States and internationally totaling approximately 501,000 square feet. We believe that our facilities are sufficient for our existing needs.

Item 3. Legal proceedings

We are currently involved in, and may in the future be involved in, actual and threatened legal proceedings, claims, investigations and government inquiries arising in the ordinary course of our business, including legal proceedings, claims, investigations and government inquiries involving intellectual property, data privacy and data protection, privacy and other torts, illegal or objectionable content, consumer protection, securities, corporate governance, employment, workplace culture, contractual rights, civil rights infringement, false or misleading advertising or other legal claims relating to content or information that is provided to us or published or made available on our service. This risk is enhanced in certain jurisdictions outside of the U.S. where our protection from liability for content published on our platform by third parties may be unclear and where we may be less protected under local laws than we are in the U.S.

For information on certain litigation we are involved in, see "Legal matters" in Note 6 of the accompanying notes to our consolidated financial statements, which is incorporated herein by reference.

Although the results of the actual and threatened legal proceedings, claims, investigations and government inquiries in which we currently are involved cannot be predicted with certainty, we do not believe that there is a reasonable possibility that the final outcome of these matters will have a material adverse effect on our business or financial results. Regardless of the final outcome, however, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, harm to our reputation and brand and other factors.

Item 4 - Mine safety disclosures

Not applicable.

Item 5. Market for registrant's common equity, related stockholder matters and issuer purchases of equity securities

Market information for common stock

Our Class A common stock, par value $0.00001 per share, is listed on the New York Stock Exchange, under the symbol "PINS" and began trading on April 18, 2019. Prior to that date, there was no public trading market for our Class A common stock. There is no public trading market for our Class B common stock, par value $0.00001 per share.

Holders of record

As of January 31, 2025, there were 115 stockholders of record of our Class A common stock and 43 stockholders of record of our Class B common stock. The actual number of holders of our Class A and Class B common stock is greater than the number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers or other nominees. The number of holders of record presented here also does not include stockholders whose shares may be held in trust by other entities.

Dividend policy

We have never declared or paid dividends on our capital stock and do not intend to pay any dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on then existing conditions, including our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, the terms of our revolving credit facility place certain limitations on the amount of dividends we can pay, even if no amounts are currently outstanding.

Purchases of equity securities by issuer

The following table shows information about our purchases of equity securities that are registered pursuant to Section 12 of the Securities Exchange Act of 1934 for the three months ended December 31, 2024:

Period	Total number of shares purchased [1]	Average price paid per share [2]	Total number of shares purchased as part of publicly announced plans or programs [3]	Approximate dollar value of shares that may yet be purchased under publicly announced plans or programs
October 1 - October 31, 2024	29,615	$ 33.18	—	2,000,000,000
November 1 - November 30, 2024	936,780	$ 28.83	936,780	1,972,990,331
December 1 - December 31, 2024	2,293,882	$ 31.91	2,293,882	1,899,801,819
Total	3,260,277		3,230,662	

[1] We withheld shares from employees to satisfy tax withholding obligations on release of restricted stock awards. The value of the common stock was based on the closing price of our Class A common stock on the vesting date.

(2) Average price paid per share includes costs associated with repurchases.

(3) On November 5, 2024, our board of directors authorized a new stock repurchase program of up to $2.0 billion of our Class A common stock, replacing our September 2023 stock repurchase program. Refer to Note 8 to our consolidated financial statements for further information on our stock repurchase program.

Stock performance graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Pinterest, Inc. under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph shows a comparison of the cumulative total return for our Class A common stock, the Standard & Poor's 500 Stock Index (S&P 500 Index), the Dow Jones Internet Composite Index (DJINET Composite Index) and the Nasdaq CTA Internet Index (QNET Index) for the five years ended December 31, 2024. We have historically used the DJINET Composite Index for purposes of the stock performance graph. This year, we determined the QNET Index is more relevant because it is aligned with our peer group and also serves as the performance benchmark for some of our executive compensation. We have included both the DJINET Composite Index and the QNET Index for this transitional year but will not include the DJINET Composite Index in future years. The graph assumes $100 was invested in our Class A common stock and in each index on the last trading day for the year ended December 31, 2019 and assumes the reinvestment of all dividends. The stock price performance of the following graph is not necessarily indicative of future stock price performance.



Item 6. [Reserved]

Not applicable.

Item 7. Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from these forward-looking statements as a result of many factors, including those discussed in "Risk Factors" and "Note About Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K.

A discussion regarding our financial condition and results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 is presented below. A discussion regarding our financial condition and results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 is included under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2023.

Overview of 2024 results

Our key financial and operating results as of and for the year ended December 31, 2024 are as follows:

- Revenue was $3,646.2 million, an increase of 19% on a reported and constant currency basis compared to 2023.
- Monthly active users ("MAUs") were 553 million, an increase of 11% compared to December 31, 2023.
- Share-based compensation expense was $765.8 million, an increase of $117.9 million compared to 2023.
- Income from operations was $179.8 million, an increase of $305.5 million compared to 2023.
- Net income was $1,862.1 million and Adjusted EBITDA was $1,032.3 million.
- Net cash provided by operating activities was $964.6 million and free cash flow was $940.0 million.
- Cash, cash equivalents and marketable securities were $2,512.9 million.
- Headcount was 4,666.

Trends in user metrics

Monthly Active Users. We define an MAU as an authenticated Pinterest user who visits our website, opens our mobile application or interacts with Pinterest through one of our browser or site extensions, such as the Save button, at least once during the 30-day period ending on the date of measurement. The number of MAUs does not include Shuffles users unless they would otherwise qualify as MAUs. We present MAUs based on the number of MAUs measured on the last day of the current period. We calculate average MAUs based on the average of the number of MAUs measured on the last day of the current period and the last day prior to the beginning of the current period. MAUs are the primary metric by which we measure the scale of our active user base.



Quarterly monthly active users
(in millions)

Global
600
500
400
300
200
100
0
450
463
465
482
498
518
522
537
553
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24

U.S. and Canada
Europe
Rest of World
400
300
200
100
0
95 95 95 96 97 98 98 99 101
124 128 124 128 135 140 136 139 145
231 240 246 258 266 279 288 300 307
Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24

Note: U.S. and Canada, Europe and Rest of World may not sum to Global due to rounding. Europe includes Russia and Turkey for our reporting of Revenue, MAUs and ARPU by geographic region.

A portion of our MAUs visit Pinterest on a weekly basis. We define a weekly active user ("WAU") as an authenticated Pinterest user who visits our website, opens our mobile application or interacts with Pinterest through one of our browser or site extensions, such as the Save button, at least once during the seven-day period ending on the date of measurement. As of December 31, 2024, the proportion of WAUs to MAUs, which has stayed relatively consistent over time, was 62%.

As of December 31, 2024, global MAUs increased compared to December 31, 2023, primarily due to our ongoing investments in relevance and personalization.

45

Form 10-K

Trends in monetization metrics

Revenue. We calculate revenue by user geography based on our estimate of the geographic location of our users when they perform a revenue-generating activity. The geography of our users affects our revenue and financial results because we currently only monetize certain countries and currencies and because we monetize different geographies at different average rates. Our revenue in U.S. and Canada and, to a lesser extent, Europe is higher primarily due to the relative size and maturity of the digital advertising markets in these geographies.



Note: Revenue by geography in the charts above is geographically apportioned based on our estimate of users' geographic location when they perform a revenue-generating activity. This allocation differs from our disclosure of revenue disaggregated by geography in the notes to our consolidated financial statements where revenue is geographically apportioned based on our customers' billing addresses. U.S. and Canada, Europe and Rest of World may not sum to Global and quarterly amounts may not sum to annual due to rounding.

Average Revenue per User. We measure monetization of our platform through our ARPU metric. We define ARPU as our total revenue in a given geography during a period divided by average MAUs in that geography during the period. We calculate ARPU by geography based on our estimate of the geography in which revenue- generating activities occur. We present ARPU on a U.S. and Canada, Europe and Rest of World basis because we currently monetize users in different geographies at different average rates. Our ARPU in U.S. and Canada and, to a lesser extent, Europe is higher primarily due to the relative size and maturity of the digital advertising markets in these geographies.

Quarterly average revenue per user

Global





For the year ended December 31, 2024, global ARPU was $6.94, which represents an increase of 8% compared to the year ended December 31, 2023. For the year ended December 31, 2024, U.S. and Canada ARPU was $29.15, an increase of 14%, Europe ARPU was $4.24, an increase of 14%, and Rest of World ARPU was $0.59, an increase of 18% compared to the year ended December 31, 2023.

We use MAUs and ARPU to assess the growth and health of the overall business and believe that these metrics best reflect our ability to attract, retain, engage and monetize our users, and thereby drive revenue.

Form 10-K

Non-GAAP financial measures

To supplement our consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), we consider certain non-GAAP financial measures, as described below.

We use Adjusted EBITDA to evaluate our operating results and for financial and operational decision-making purposes. We define Adjusted EBITDA as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, payroll tax expense related to share-based compensation, interest income (expense), net, other income (expense), net, provision for (benefit from) income taxes and certain other non-recurring or non-cash items impacting net income (loss) that we do not consider indicative of our ongoing business performance. We believe Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the income and expenses that it excludes.

We use constant currency revenue to evaluate our operating and financial results. We calculate constant currency revenue by translating our current period revenue using the corresponding prior period's monthly exchange rates for currencies other than the U.S. dollar. We believe constant currency revenue provides useful information to investors because it excludes the effects of foreign currency volatility that are not indicative of our core operating results.

We present free cash flow because we believe it provides useful information to investors about the amount of cash generated from operations, after purchases of property and equipment, that can be used to strengthen our balance sheet or invest in our business among other things. We define free cash flow as net cash provided by operating activities less purchases of property and equipment. Free cash flow is not intended to represent our residual cash flow available for discretionary expenditures.

We present these non-GAAP financial measures because we believe they provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects, and allow for greater transparency with respect to key metrics we use for financial and operational decision-making. We present these non-GAAP financial measures to assist investors in seeing our operating results through the eyes of management and because we believe that these measures provide an additional tool for investors to use in comparing our core business operating results over multiple periods with other companies in our industry.

Adjusted EBITDA, constant currency revenue and free cash flow should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures rather than net income (loss), revenue and net cash provided by operations, the nearest GAAP equivalents. For example,

• Adjusted EBITDA excludes:
   • certain recurring, non-cash charges such as depreciation of fixed assets and amortization of acquired intangible assets, although these assets may have to be replaced in the future; and
   • share-based compensation expense and related payroll tax expense, which have been and will continue to be for the foreseeable future, significant recurring expenses and an important part of our compensation strategy.

• Constant currency revenue excludes the effect of changes in foreign currency exchange rates, which have an actual effect on our operating results; and

• Free cash flow does not reflect our future contractual commitments arising from purchases of property and equipment.

In addition, these non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP, and may differ from similarly titled measures used by other companies (if used at all), which reduces their usefulness as comparative measures.

Because of these limitations, you should consider these non-GAAP financial measures alongside other financial performance measures, and our other financial results presented in accordance with GAAP.

Adjusted EBITDA

The following table presents a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income (loss)	$ 1,862,106	$ (35,610)	$ (96,047)
Depreciation and amortization	21,266	21,509	46,489
Share-based compensation	765,795	647,860	497,123
Payroll tax expense related to share-based compensation[1]	30,787	24,131	19,488
Interest (income) expense, net	(127,003)	(105,439)	(30,235)
Other (income) expense, net	19,215	(3,799)	14,502
Provision for (benefit from) income taxes [2]	(1,574,501)	19,170	10,103
Legal settlement[3]	34,650	—	—
Restructuring charges	—	126,882	—
Non-cash charitable contributions	—	12,890	—
Adjusted EBITDA	$ 1,032,315	$ 707,594	$ 461,423

[1] Beginning in the fourth quarter of 2024, we are excluding payroll tax expense related to share-based compensation from Adjusted EBITDA because these taxes are variable due to our stock price and other factors outside our control and therefore are not reflective of our ongoing business operations or the underlying trends in our business. Accordingly, although payroll tax expense related to share-based compensation is a cash expense that we will continue to incur in the future, we believe excluding this expense provides investors with a better understanding of the performance of our core business and serves as a tool for investors to use in comparing our core business operating results over multiple periods with other companies in our industry. Prior period amounts have been restated to conform to this presentation.

[2] Provision for (benefit from) income taxes includes $1,597.0 million related to the release of our valuation allowance on our U.S. federal and state, excluding California, deferred tax assets during the fourth quarter of 2024. Refer to Note 10 to our consolidated financial statements for further information.

[3] On November 1, 2024, we reached a settlement to resolve pending litigation relating to allegations concerning the early development of Pinterest. We recorded legal settlement expense of $34.7 million, net of insurance proceeds, for the year ended December 31, 2024, which we have excluded from Adjusted EBITDA because it is non-recurring and not reflective of our ongoing business operations or the underlying trends in our business.

Constant currency revenue

The following table presents revenue and period-over-period changes on an as reported and constant currency basis (in thousands, except percentages):

	Year Ended December 31,		% Change	
	2024	**2023**	**As Reported**	**Constant Currency[1]**
Revenue	$ 3,646,166	$ 3,055,071	19%	19%

[1] On a constant currency basis, revenue for the year ended December 31, 2024 was $3,649.0 million due to a $2.8 million unfavorable impact of changes in foreign exchange rates.

Free cash flow

The following table presents a reconciliation of net cash flows provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, to free cash flow (in thousands):

		Year Ended December 31,				
		2024		2023		2022
Reconciliation of free cash flow						
Net cash provided by operating activities	$	964,594	$	612,961	$	469,202
Less:						
Purchases of property and equipment		(24,606)		(8,063)		(28,984)
Free cash flow	$	939,988	$	604,898	$	440,218

Components of results of operations

Revenue. We generate revenue by delivering ads on our website and mobile application. Advertisers purchase ads directly with us or through their relationships with advertising agencies. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click ("CPC") basis, views an ad contracted on a cost per thousand impressions ("CPM") basis or cost per day ("CPD") basis or views a video ad contracted on a cost per view ("CPV") basis. We recognize revenue over the service period for ads contracted on a CPD basis, which do not contain minimum impression guarantees.

Cost of Revenue. Cost of revenue consists primarily of expenses associated with the delivery of our service, including the cost of hosting our website and mobile application. Cost of revenue also includes personnel-related expense, including salaries, benefits and share-based compensation for employees on our operations teams, payments associated with partner arrangements, credit card and other transaction processing fees, amortization of acquired intangible assets and allocated facilities and other supporting overhead costs.

Research and development. Research and development consists primarily of personnel-related expense, including salaries, benefits and share-based compensation for our engineers and other employees engaged in the research and development of our products, and allocated facilities and other supporting overhead costs.

Sales and marketing. Sales and marketing consists primarily of personnel-related expense, including salaries, commissions, benefits and share-based compensation for our employees engaged in sales, sales support, marketing, and customer service functions, advertising and promotional expenditures, professional services, amortization of acquired intangible assets and allocated facilities and other supporting overhead costs. Our marketing efforts also include user- and advertiser-focused marketing expenditures.

General and administrative. General and administrative consists primarily of personnel-related expense, including salaries, benefits and share-based compensation for our employees engaged in finance, legal, human resources and other administrative functions, professional services, including outside legal and accounting services, charitable contributions and allocated facilities and other supporting overhead costs.

Interest and other income (expense), net. Interest and other income (expense), net consists primarily of interest earned on our cash equivalents and marketable securities and foreign currency exchange gains and losses.

Provision for (benefit from) income taxes. Provision for (benefit from) income taxes consists primarily of income taxes in foreign jurisdictions and U.S. federal and state income taxes.

Adjusted EBITDA. We define Adjusted EBITDA as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, payroll tax expense related to share-based compensation, interest income (expense), net, other income (expense), net, provision for (benefit from) income taxes and certain other non-recurring or non-cash items impacting net income (loss) that we do not consider indicative of our ongoing business performance. See "Non-GAAP Financial Measures" for more information and for a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

51

Form 10-K

Results of operations

The following tables set forth our consolidated statements of operations data (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Revenue	$ 3,646,166	$ 3,055,071	$ 2,802,574
Costs and expenses [(1)]:			
Cost of revenue	750,355	688,760	678,597
Research and development	1,240,564	1,068,416	948,980
Sales and marketing	1,011,772	911,166	933,133
General and administrative	463,658	512,407	343,541
Total costs and expenses	3,466,349	3,180,749	2,904,251
Income (loss) from operations	179,817	(125,678)	(101,677)
Interest income (expense), net	127,003	105,439	30,235
Other income (expense), net	(19,215)	3,799	(14,502)
Income (loss) before provision for (benefit from) income taxes	287,605	(16,440)	(85,944)
Provision for (benefit from) income taxes	(1,574,501)	19,170	10,103
Net income (loss)	$ 1,862,106	$ (35,610)	$ (96,047)
Adjusted EBITDA [(2)]	$ 1,032,315	$ 707,594	$ 461,423

[(1)] Includes share-based compensation expense as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Cost of revenue	$ 14,836	$ 11,117	$ 7,629
Research and development	497,442	422,964	324,161
Sales and marketing	122,149	96,798	99,467
General and administrative	131,368	116,981	65,866
Total share-based compensation	$ 765,795	$ 647,860	$ 497,123

[(2)] See "Non-GAAP Financial Measures" for more information and for a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

The following table sets forth our consolidated statements of operations data (as a percentage of revenue):

	Year Ended December 31,		
	2024	2023	2022
Revenue	100 %	100 %	100 %
Costs and expenses:			
Cost of revenue	21	23	24
Research and development	34	35	34
Sales and marketing	28	30	33
General and administrative	13	17	12
Total costs and expenses	95	104	104
Income (loss) from operations	5	(4)	(4)
Interest income (expense), net	3	3	1
Other income (expense), net	(1)	—	(1)
Income (loss) before provision for (benefit from) income taxes	8	(1)	(3)
Provision for (benefit from) income taxes	(43)	1	—
Net income (loss)	51 %	(1 %)	(3 %)

Form 10-K

Years Ended December 31, 2024 and 2023

Revenue

	Year Ended December 31,		% change
	2024	2023	
	(in thousands)		
Revenue	$ 3,646,166	$ 3,055,071	19%

Revenue for the year ended December 31, 2024 increased by $591.1 million compared to the year ended December 31, 2023, primarily due to growth in demand from our consideration and conversion objectives. Revenue on a constant currency basis increased by 19% compared to 2023. Revenue growth was primarily driven by an 8% increase in ARPU supported by an 11% increase in average MAUs for the year ended December 31, 2024 compared to the year ended December 31, 2023. The number of advertisements served increased by 39% while the price of advertisements decreased by 14% compared to the year ended December 31, 2023.

For the year ended December 31, 2024 compared to the year ended December 31, 2023, revenue based on our estimate of the geographic location of our users increased by 18% in the U.S. and Canada to $2,884.0 million, Europe revenue increased by 23% to $593.2 million and Rest of World revenue increased by 36% to $168.9 million.

Cost of revenue

	Year Ended December 31,		% change
	2024	2023	
	(in thousands)		
Cost of revenue	$ 750,355	$ 688,760	9%
Percentage of revenue	21 %	23 %	

Cost of revenue for the year ended December 31, 2024 increased by $61.6 million compared to the year ended December 31, 2023. The increase was primarily due to increased users and engagement offset by infrastructure efficiency initiatives.

Research and development

	Year Ended December 31,		% change
	2024	2023	
	(in thousands)		
Research and development	$ 1,240,564	$ 1,068,416	16%
Percentage of revenue	34 %	35 %	

Research and development for the year ended December 31, 2024 increased by $172.1 million compared to the year ended December 31, 2023. The increase was primarily due to a 19% increase in personnel expenses due to higher headcount and a $74.5 million increase in share-based compensation expense.

Sales and marketing

	Year Ended December 31,		% change
	2024	**2023**	
	(in thousands)		
Sales and marketing	$ 1,011,772	$ 911,166	11%
Percentage of revenue	28 %	30 %	

Sales and marketing for the year ended December 31, 2024 increased by $100.6 million compared to the year ended December 31, 2023. The increase was primarily due to an 8% increase in personnel expenses due to higher headcount, a $28.4 million increase in marketing expenses, a $25.4 million increase in share-based compensation expense and a $16.8 million increase in outsourced services costs.

General and Administrative

	Year Ended December 31,		% change
	2024	**2023**	
	(in thousands)		
General and administrative	$ 463,658	$ 512,407	(10%)
Percentage of revenue	13 %	17 %	

General and administrative for the year ended December 31, 2024 decreased by $48.7 million compared to the year ended December 31, 2023. The decrease was primarily due to $119.4 million of restructuring charges in 2023, offset by a $34.7 million legal settlement, net of insurance proceeds, a $14.9 million increase in non income-based taxes and a $14.4 million increase in share-based compensation.

Other income (expense), net

	Year Ended December 31,		% change
	2024	**2023**	
	(in thousands)		
Interest income (expense), net	$ 127,003	$ 105,439	20%
Other income (expense), net	(19,215)	3,799	606%
Interest and other income (expense), net	$ 107,788	$ 109,238	(1%)

Interest and other income (expense), net for the year ended December 31, 2024 decreased by $1.5 million compared to the year ended December 31, 2023. The decrease was primarily due to higher foreign currency exchange losses offset by returns on our cash equivalents and marketable securities as a result of higher interest rates and higher invested balances.

Provision for (benefit from) income taxes

	Year Ended December 31,		% change
	2024	**2023**	
	(in thousands)		
Provision for (benefit from) income taxes	$ (1,574,501)	$ 19,170	NM

NM = Not meaningful

The benefit from income taxes for the year ended December 31, 2024 was $1,574.5 million, as compared to a provision for income taxes of $19.2 million for the year ended December 31, 2023. The increase in tax benefit during the year ended December 31, 2024 was primarily due to the release of our valuation allowance on our U.S. federal and state, excluding California, deferred tax assets. Refer to Note 10 to our consolidated financial statements for further information.

Form 10-K

Net income (loss) and adjusted EBITDA

	Year Ended December 31,		% change
	2024	**2023**	
	(in thousands)		
Net income (loss)	$ 1,862,106	$ (35,610)	NM
Adjusted EBITDA	$ 1,032,315	$ 707,594	46%

NM = Not meaningful

Net income for the year ended December 31, 2024 was $1,862.1 million, compared to a net loss of $35.6 million for the year ended December 31, 2023. Adjusted EBITDA was $1,032.3 million for the year ended December 31, 2024, compared to $707.6 million for the year ended December 31, 2023, due to the factors described above. See "Non-GAAP Financial Measures" for more information and for a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA.

Liquidity and capital resources

We finance our operations primarily through payments received from our customers. Our primary uses of cash are personnel-related costs and the cost of hosting our website and mobile application. As of December 31, 2024, we had $2,512.9 million in cash, cash equivalents and marketable securities. Our cash equivalents and marketable securities are primarily invested in short-duration fixed income securities, including government and investment-grade corporate debt securities and money market funds. As of December 31, 2024, $156.6 million of our cash and cash equivalents was held by our foreign subsidiaries.

In October 2022, we replaced the $500.0 million revolving credit facility entered into in November 2018 with an amended and restated five-year $400.0 million revolving credit facility (the "2022 revolving credit facility") that contained an accordion option which, if exercised, would allow us to increase the aggregate commitments by up to $405.0 million provided we are able to secure additional lender commitments and satisfy certain other conditions.

In October 2023, we amended the 2022 revolving credit facility to increase our aggregate commitment to $500.0 million and reduce our accordion option from $405.0 million to $305.0 million. Interest on any borrowings under the 2022 revolving credit facility accrues at either an adjusted term SOFR plus 0.10% and a margin of 1.50% or at an alternative base rate plus a margin of 0.50%, at our election, and we are required to pay an annual commitment fee that accrues at 0.15% per annum on the unused portion of the aggregate commitments under the 2022 revolving credit facility.

The 2022 revolving credit facility also allows us to issue letters of credit, which reduce the amount we can borrow. We are required to pay a fee that accrues at 0.125% per annum on the average aggregate daily maximum amount available to be drawn under any outstanding letters of credit.

The 2022 revolving credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to incur indebtedness, grant liens, make distributions to holders of our stock or the stock of our subsidiaries, make investments or engage in transactions with our affiliates. The 2022 revolving credit facility also contains a financial maintenance covenant: a maximum net leverage ratio of consolidated debt to consolidated EBITDA no greater than 3.50 to 1.00, subject to an increase up to 4.00 to 1.00 for a certain period following an acquisition. The obligations under the 2022 revolving credit facility are secured by liens on substantially all of our domestic assets, including certain domestic intellectual property assets.

Our total borrowing capacity under the revolving credit facility is $500.0 million as of December 31, 2024. We have not issued any letters of credit and are in compliance with all covenants under the 2022 revolving credit facility as of December 31, 2024.

We believe our existing cash, cash equivalents and marketable securities and amounts available under the 2022 revolving credit facility will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months, though we may require additional capital resources in the future. We may elect to raise additional capital through the sale of additional equity to fund our future needs beyond the next 12 months.

Our material cash requirements include our $1,110.2 million commitment with Amazon Web Services, for which we are not subject to annual purchase commitments, and our $225.8 million of operating lease obligations, of which $41.3 million is due within the next 12 months.

Form 10-K

On February 2, 2023, our board of directors authorized a stock repurchase program of up to $500.0 million of our Class A common stock, which we completed in the second quarter of 2023. Under the program, we repurchased and retired 21,215,663 shares of our Class A common stock for an aggregate purchase price of $500.0 million at an average price per share of $23.57.

On September 16, 2023, our board of directors authorized a stock repurchase program of up to $1.0 billion of our Class A common stock (the "September 2023 program"). In November 2024, our board of directors authorized a new stock repurchase program of up to $2.0 billion of our Class A common stock (the "November 2024 program") and canceled the September 2023 program under which $500.0 million had remained available for repurchase. Under the November 2024 program, we are authorized to repurchase, from time-to-time, shares of our Class A common stock through open market purchases, in privately negotiated transactions or in such other manner as permitted by securities law and as determined by management at such time and in such amounts as management may decide. The November 2024 program does not obligate us to repurchase any specific number of shares and may be modified, suspended or discontinued at any time. The timing, manner, price and amount of any repurchases are determined by management in its discretion and depend on a variety of factors, including legal requirements, price and economic and market conditions. During the year ended December 31, 2024, we repurchased and retired 19,125,363 shares of our Class A common stock for an aggregate purchase price of $600.2 million at an average price per share of $31.38 under the September 2023 and November 2024 programs. As of December 31, 2024, $1,899.8 million remained available for repurchases under the November 2024 program.

For the years ended December 31, 2024 and 2023, our net cash flows and free cash flow were as follows (in thousands):

| | Year Ended December 31, | |
	2024	2023
Net cash provided by (used in):		
Operating activities	$ 964,594	$ 612,961
Investing activities	$ (221,017)	$ (36,993)
Financing activities	$ (968,319)	$ (826,763)
Free cash flow	$ 939,988	$ 604,898

Operating activities

Cash flows from operating activities consist of our net income (loss) adjusted for certain non-cash reconciling items, such as share-based compensation expense, depreciation and amortization, deferred income taxes, non-cash charitable contributions, net amortization of investment premium and discount, non-cash restructuring charges and changes in our operating assets and liabilities. Net cash provided by operating activities increased by $351.6 million for the year ended December 31, 2024 compared to the year ended December 31, 2023 primarily due to an increase in our net income as adjusted for certain non-cash items, including the release of our valuation allowance on our U.S. federal and state, excluding California, deferred tax assets; and an increase in our accrued expenses and other liabilities due to timing of payments to vendors; offset by an increase in accounts receivable.

Investing activities

Cash flows from investing activities consist of capital expenditures for improvements to new and existing office spaces. We also actively manage our operating cash and cash equivalent balances and invest excess cash in short-duration marketable securities, the sales and maturities of which we use to fund our ongoing cash requirements. Net cash used in investing activities decreased by $184.0 million for the year ended December 31, 2024 compared to the year ended December 31, 2023 primarily due to an increase in net purchases of marketable securities.

Financing activities

Cash flows from financing activities consist of tax remittances on release of RSUs and RSAs, repurchases of our Class A common stock and proceeds from the exercise of stock options. Net cash used in financing activities increased by $141.6 million for the year ended December 31, 2024 compared to the year ended December 31, 2023 primarily due to an

increase in cash paid for repurchases of our Class A common stock and an increase in tax remittances on release of RSUs and RSAs due to an increase in our stock price.

Free cash flow

Free cash flow increased $335.1 million for the year ended December 31, 2024 compared to the year ended December 31, 2023 and consists of net cash provided by operating activities and purchases of property and equipment. See "Non-GAAP Financial Measures" for more information and for a reconciliation of net cash flows provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, to free cash flow.

Critical accounting policies and estimates

We prepare our consolidated financial statements in accordance with GAAP. Preparing our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as related disclosures. Because these estimates and judgments may change from period to period, actual results could differ materially, which may negatively affect our financial condition or results of operations. We base our estimates and judgments on historical experience and various other assumptions that we consider reasonable, and we evaluate these estimates and judgments on an ongoing basis. We refer to such estimates and judgments, discussed further below, as critical accounting policies and estimates.

Refer to Note 1 to our consolidated financial statements for further information on our other significant accounting policies.

Revenue recognition

We generate revenue by delivering ads on our website and mobile application. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click ("CPC") basis, views an ad contracted on a cost per thousand impressions ("CPM") or cost per day ("CPD") basis or views a video ad contracted on a cost per view ("CPV") basis. We recognize revenue over the service period for ads contracted on a CPD basis, which do not contain minimum impression guarantees. We typically bill customers on a CPC, CPM, CPV, or CPD basis, and our payment terms vary by customer type and location. The term between billing and payment due dates is not significant.

We recognize revenue only after satisfying our contractual performance obligations.

Income Taxes

We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted statutory tax rates in effect for the years in which we expect the differences to reverse. We establish valuation allowances to reduce the total deferred tax assets to the amount we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including past operating results and estimates of future taxable income. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for (benefit from) income taxes in the period in which such determination is made.

We recognize tax benefits from uncertain tax positions when we believe it is more likely than not that the tax position is sustainable on examination by tax authorities based on its technical merits. We recognize taxes on Global Intangible Low-Taxed Income as incurred.

Item 7A. Quantitative and qualitative disclosures about market risk

We are exposed to market risks, including changes in foreign currency exchange and interest rates, in the ordinary course of our business.

Foreign currency exchange risk

Our reporting currency is the U.S. dollar, and the functional currency of our subsidiaries is either their local currency or the U.S. dollar, depending on the circumstances. While the majority of our revenue and operating expenses are denominated in U.S. dollars, we have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. We have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains or losses related to revaluing certain asset and liability balances denominated in currencies other than the functional currency of the subsidiaries in which they are recorded. To date, these fluctuations have not been material. We have not engaged in hedging activities relating to our foreign currency exchange risk, although we may do so in the future. We do not believe a 10% increase or decrease in the relative value of the U.S. dollar would have materially affected our consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022.

Interest rate risk

As of December 31, 2024, we held cash, cash equivalents and marketable securities of $2,512.9 million. Our cash equivalents and marketable securities primarily consist of short-duration fixed income securities, including government and investment-grade corporate debt securities and money market funds, and our investment policy is meant to preserve capital and maintain liquidity. Changes in interest rates affect the interest income we earn on our cash, cash equivalents and marketable securities and the fair value of our cash equivalents and marketable securities. A hypothetical 100 basis point increase in interest rates would have decreased the market value of our cash equivalents and marketable securities by $8.5 million and $6.6 million as of December 31, 2024 and 2023, respectively.

Form 10-K

Item 8. Financial statements and supplementary data

Pinterest, Inc.
Index to consolidated financial statements

Report of independent registered public accounting firm

To the Stockholders and the Board of Directors of Pinterest, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Pinterest, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 6, 2025, expressed an unqualified opinion thereon.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Form 10-K

Revenue recognition

Description of the Matter   As described in Note 1 to the consolidated financial statements, the Company generates revenue by delivering ads on the Pinterest website and mobile application. Revenue is recognized only after transferring control of the promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click basis or views an ad contracted on a cost per thousand impressions basis.

The Company's revenue recognition process utilizes proprietary systems and tools for the initiation, processing, and recording of a high volume of individually low monetary value transactions. This process is dependent on the effective design and operation of multiple systems, processes, data sources and controls which require significant audit effort.

How We Addressed the Matter in Our Audit   With the support of our information technology professionals, we identified and tested the relevant systems and tools used for the determination of initiation and processing of advertisements and recording of revenue, which included processes and controls related to access to the relevant systems and data, changes to the relevant systems and interfaces, and configuration of the relevant systems.

To test the Company's recognition of revenue, our audit procedures included, among others, testing the completeness and accuracy of the underlying data within the Company's billing systems, and comparing revenue recognized to accounts receivables and cash receipts.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

San Francisco, California

February 6, 2025

Report of independent registered public accounting firm

To the Stockholders and the Board of Directors of Pinterest, Inc.

Opinion on internal control over financial reporting

We have audited Pinterest, Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Pinterest, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 6, 2025 expressed an unqualified opinion thereon.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Francisco, California

February 6, 2025

62

Pinterest, Inc.
Consolidated balance sheets

(In thousands, except par value)

	December 31,	
	2024	**2023**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,136,460	$ 1,361,936
Marketable securities	1,376,409	1,149,148
Accounts receivable, net of allowances of $7,839 and $10,635 as of December 31, 2024 and 2023, respectively	893,403	763,159
Prepaid expenses and other current assets	78,435	64,316
Total current assets	3,484,707	3,338,559
Property and equipment, net	45,624	32,225
Operating lease right-of-use assets	85,867	92,119
Goodwill and intangible assets, net	110,103	117,462
Deferred tax assets	1,602,539	3,067
Other assets	13,820	10,973
Total assets	$ 5,342,660	$ 3,594,405
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 84,026	$ 79,058
Accrued expenses and other current liabilities	314,107	238,032
Total current liabilities	398,133	317,090
Operating lease liabilities	151,364	160,616
Other liabilities	42,009	26,019
Total liabilities	591,506	503,725
Commitments and contingencies		
Stockholders' equity:		
Class A common stock, $0.00001 par value, 6,666,667 shares authorized, 593,462 and 591,663 shares issued and outstanding as of December 31, 2024 and 2023, respectively; Class B common stock, $0.00001 par value, 1,333,333 shares authorized, 82,471 and 86,355 shares issued and outstanding as of December 31, 2024 and 2023, respectively	7	7
Additional paid-in capital	5,039,439	5,241,954
Accumulated other comprehensive loss	(130)	(1,013)
Accumulated deficit	(288,162)	(2,150,268)
Total stockholders' equity	4,751,154	3,090,680
Total liabilities and stockholders' equity	$ 5,342,660	$ 3,594,405

The accompanying notes are an integral part of these consolidated financial statements.

Pinterest, Inc.
Consolidated statements of operations
(In thousands, except per share amounts)

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue	$ 3,646,166	$ 3,055,071	$ 2,802,574
Costs and expenses:			
Cost of revenue	750,355	688,760	678,597
Research and development	1,240,564	1,068,416	948,980
Sales and marketing	1,011,772	911,166	933,133
General and administrative	463,658	512,407	343,541
Total costs and expenses	3,466,349	3,180,749	2,904,251
Income (loss) from operations	179,817	(125,678)	(101,677)
Interest income (expense), net	127,003	105,439	30,235
Other income (expense), net	(19,215)	3,799	(14,502)
Income (loss) before provision for (benefit from) income taxes	287,605	(16,440)	(85,944)
Provision for (benefit from) income taxes	(1,574,501)	19,170	10,103
Net income (loss)	$ 1,862,106	$ (35,610)	$ (96,047)
Net income (loss) per share:			
Basic	$ 2.74	$ (0.05)	$ (0.14)
Diluted	$ 2.67	$ (0.05)	$ (0.14)
Weighted-average shares used in computing net income (loss) per share:			
Basic	678,831	674,641	665,732
Diluted	698,376	674,641	665,732

Form 10-K

The accompanying notes are an integral part of these consolidated financial statements.

Pinterest, Inc.
Consolidated statements of comprehensive income (loss)
(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income (loss)	$ 1,862,106	$ (35,610)	$ (96,047)
Other comprehensive income (loss), net of taxes:			
Change in unrealized gain (loss) on available-for-sale marketable securities	996	10,001	(8,334)
Change in foreign currency translation adjustment	(113)	405	(904)
Comprehensive income (loss)	$ 1,862,989	$ (25,204)	$ (105,285)

The accompanying notes are an integral part of these consolidated financial statements.

Pinterest, Inc.
Consolidated statements of stockholders' equity
(in thousands)

	Class A and B Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Stockholders' Equity
	Shares	Amount				
Balance as of December 31, 2021	656,872	$ 7	$ 5,059,528	$ (2,181)	$ (2,018,611)	$ 3,038,743
Release of restricted stock units and issuance of restricted stock awards, net	17,435	—	—	—	—	—
Shares repurchased for tax withholdings on release of restricted stock units and restricted stock awards	—	—	(161,809)	—	—	(161,809)
Issuance of common stock for cash upon exercise of stock options, net	8,895	—	12,882	—	—	12,882
Share-based compensation	—	—	497,123	—	—	497,123
Other comprehensive loss	—	—	—	(9,238)	—	(9,238)
Net loss	—	—	—	—	(96,047)	(96,047)
Balance as of December 31, 2022	683,202	$ 7	$ 5,407,724	$ (11,419)	$ (2,114,658)	$ 3,281,654
Release of restricted stock units and issuance of restricted stock awards, net	12,776	—	—	—	—	—
Shares repurchased for tax withholdings on release of restricted stock units and restricted stock awards	—	—	(335,019)	—	—	(335,019)
Issuance of common stock for cash upon exercise of stock options, net	2,756	—	8,499	—	—	8,499
Issuance of common stock related to charitable contributions	500	—	12,890	—	—	12,890
Repurchases of Class A common stock	(21,216)	—	(500,000)	—	—	(500,000)
Share-based compensation	—	—	647,860	—	—	647,860
Other comprehensive income	—	—	—	10,406	—	10,406
Net loss	—	—	—	—	(35,610)	(35,610)
Balance as of December 31, 2023	678,018	$ 7	$ 5,241,954	$ (1,013)	$ (2,150,268)	$ 3,090,680
Release of restricted stock units and issuance of restricted stock awards, net	14,397	—	—	—	—	—
Shares repurchased for tax withholdings on release of restricted stock units and restricted stock awards	—	—	(390,254)	—	—	(390,254)
Issuance of common stock for cash upon exercise of stock options, net	2,643	—	22,142	—	—	22,142
Repurchases of Class A common stock	(19,125)	—	(600,198)	—	—	(600,198)
Share-based compensation	—	—	765,795	—	—	765,795
Other comprehensive income	—	—	—	883	—	883
Net income	—	—	—	—	1,862,106	1,862,106
Balance as of December 31, 2024	675,933	$ 7	$ 5,039,439	$ (130)	$ (288,162)	$ 4,751,154

The accompanying notes are an integral part of these consolidated financial statements.

Pinterest, Inc.
Consolidated statements of cash flows
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Operating activities			
Net income (loss)	$ 1,862,106	$ (35,610)	$ (96,047)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	21,266	21,509	46,489
Share-based compensation	765,795	647,860	497,123
Deferred income taxes	(1,600,434)	(1,838)	(3,344)
Non-cash charitable contributions	—	12,890	—
Impairment and abandonment charges for leases and leasehold improvements	—	117,315	—
Net amortization of investment premium and discount	(29,017)	(21,897)	(638)
Other	2,320	(2,654)	(13,851)
Changes in assets and liabilities:			
Accounts receivable	(128,946)	(80,782)	(28,856)
Prepaid expenses and other assets	(17,187)	19,861	(30,525)
Operating lease right-of-use assets	32,711	55,324	56,024
Accounts payable	3,828	(9,261)	70,777
Accrued expenses and other liabilities	91,632	(43,249)	24,882
Operating lease liabilities	(39,480)	(66,507)	(52,832)
Net cash provided by operating activities	964,594	612,961	469,202
Investing activities			
Purchases of property and equipment	(24,606)	(8,063)	(28,984)
Purchases of marketable securities	(1,510,013)	(1,308,020)	(1,028,480)
Sales of marketable securities	22,040	35,850	7,417
Maturities of marketable securities	1,291,562	1,243,240	1,007,861
Acquisition of business, net of cash acquired	—	—	(86,059)
Net cash used in investing activities	(221,017)	(36,993)	(128,245)
Financing activities			
Proceeds from exercise of stock options, net	22,133	8,256	12,882
Repurchases of Class A common stock	(600,198)	(500,000)	—
Shares repurchased for tax withholdings on release of restricted stock units and restricted stock awards	(390,254)	(335,019)	(161,809)
Net cash used in financing activities	(968,319)	(826,763)	(148,927)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,569)	1,667	(1,434)
Net increase (decrease) in cash, cash equivalents and restricted cash	(227,311)	(249,128)	190,596
Cash, cash equivalents and restricted cash, beginning of period	1,368,532	1,617,660	1,427,064
Cash, cash equivalents and restricted cash, end of period	$ 1,141,221	$ 1,368,532	$ 1,617,660
Supplemental cash flow information			
Cash paid for income taxes, net	$ 25,018	$ 19,173	$ 10,008
Non-cash investing and financing activities:			
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$ 31,132	$ 32,784	$ 31,515

Reconciliation of cash, cash equivalents and restricted cash to consolidated balance sheets						
Cash and cash equivalents	$	1,136,460	$	1,361,936	$	1,611,063
Restricted cash included in prepaid expenses and other current assets		—		2,542		1,067
Restricted cash included in other assets		4,761		4,054		5,530
Total cash, cash equivalents and restricted cash	$	1,141,221	$	1,368,532	$	1,617,660

The accompanying notes are an integral part of these consolidated financial statements.

68

Pinterest, Inc.
Notes to consolidated financial statements

1. Description of business and summary of significant accounting policies

Description of business

Pinterest was incorporated in Delaware in 2008 and is headquartered in San Francisco, California. Pinterest is a visual search and discovery platform, positioned at the intersection of search, social, and commerce. We generate revenue by delivering ads on our website and mobile application.

Basis of presentation and consolidation

We prepared the accompanying consolidated financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). The consolidated financial statements include the accounts of Pinterest, Inc. and its wholly owned subsidiaries. We have eliminated all intercompany balances and transactions.

Reclassifications

We have reclassified certain amounts in prior periods to conform with current presentation.

Use of estimates

Preparing our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect amounts reported in the consolidated financial statements and accompanying notes. We base these estimates and judgments on historical experience and various other assumptions that we consider reasonable. GAAP requires us to make estimates and assumptions in several areas, including the fair values of financial instruments, assets acquired and liabilities assumed through business combinations, share-based awards, and contingencies, the recognition, measurement and valuation of deferred income taxes, as well as the collectability of our accounts receivable, the useful lives of our intangible assets and property and equipment, the incremental borrowing rate we use to determine our operating lease liabilities, and revenue recognition, among others. Actual results could differ materially from these estimates and judgments.

Segments

We operate as a single operating segment. Our chief operating decision maker is our Chief Executive Officer ("CEO"), who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about our revenue, for purposes of making operating decisions, assessing financial performance and allocating resources. Net income (loss) is our primary measure of profit or loss, and all costs and expenses categories on our consolidated statements of operations, as well as share-based compensation expense, are significant. Refer to Note 8 for additional information about our share-based compensation expense. Our other segment items include interest income (expense), net, other income (expense), net and provision for (benefit from) income taxes on our consolidated statements of operations.

Revenue recognition

We generate revenue by delivering ads on our website and mobile application. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click ("CPC") basis, views an ad contracted on a cost per thousand impressions ("CPM") or cost per day ("CPD") basis or views a video ad contracted on a cost per view ("CPV") basis. We recognize revenue over the service period for ads contracted on a CPD basis, which do not contain minimum impression guarantees. We typically bill customers on a CPC, CPM, CPV, or CPD basis, and our payment terms vary by customer type and location. The term between billing and payment due dates is not significant.

We recognize revenue only after satisfying our contractual performance obligations. We occasionally offer customers free ad inventory. When contracts with our customers contain multiple performance obligations, we allocate the overall transaction price, which is the amount of consideration to which we expect to be entitled in exchange for promised goods or services, to each of the distinct performance obligations based on their relative standalone selling prices. We generally

69

determine standalone selling prices based on the effective price charged per contracted click, impression or view, and we do not disclose the value of unsatisfied performance obligations because the original expected duration of our contracts is generally less than one year.

We record sales commissions in sales and marketing as incurred because we would amortize these over a period of less than one year.

Deferred revenue was $23.4 million and $15.3 million as of December 31, 2024 and 2023, respectively.

Cost of revenue

Cost of revenue consists primarily of expenses associated with the delivery of our service, including the cost of hosting our website and mobile application. Cost of revenue also includes personnel-related expense, including salaries, benefits and share-based compensation for employees on our operations teams, payments associated with partner arrangements, credit card and other transaction processing fees, amortization of acquired intangible assets and allocated facilities and other supporting overhead costs.

Share-based compensation

Restricted stock units ("RSUs") granted under our 2009 Stock Plan (the "2009 Plan") are subject to both a service condition, which is typically satisfied over four years, and a performance condition, which was deemed satisfied upon the pricing of our initial public offering ("IPO"). We did not record any share-based compensation expense for our RSUs prior to our IPO because the performance condition had not yet been satisfied. Upon pricing our IPO, we recorded cumulative share-based compensation expense using the accelerated attribution method for those RSUs granted under our 2009 Plan for which the service condition had been satisfied at that date. We record the remaining unrecognized share-based compensation expense over the remainder of the requisite service period.

RSUs, restricted stock awards ("RSAs"), and stock options granted under our 2019 Omnibus Incentive Plan (the "2019 Plan") are generally subject only to a service condition, which is typically satisfied over two to four years. We record share-based compensation expense for these RSUs, RSAs and stock options on a straight-line basis over the requisite service period.

We measure RSUs and RSAs based on the fair market value of our common stock on the grant date and stock options based on their estimated grant date fair values, which we determine using the Black-Scholes option-pricing model. We record the resulting expense in our consolidated statements of operations over the requisite service period, which is generally four years, and we account for forfeitures as they occur.

Income taxes

We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted statutory tax rates in effect for the years in which we expect the differences to reverse. We establish valuation allowances to reduce the total deferred tax assets to the amount we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including past operating results and estimates of future taxable income. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for (benefit from) income taxes in the period in which such determination is made.

We recognize tax benefits from uncertain tax positions when we believe it is more likely than not that the tax position is sustainable on examination by tax authorities based on its technical merits. We recognize taxes on Global Intangible Low-Taxed Income as incurred.

Advertising expenses

We record advertising expenses as incurred and include these in sales and marketing in the consolidated statements of operations. Advertising expenses were $161.5 million, $145.6 million and $139.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Marketable securities

We invest in highly liquid corporate debt securities, U.S. treasury securities, asset-backed securities, U.S. government agency securities, municipal securities, non-U.S. government and supranational bonds and certificates of deposit. We

classify marketable investments with stated maturities of ninety days or less from the date of purchase as cash equivalents and those with stated maturities greater than ninety days from the date of purchase as marketable securities.

We classify our marketable securities as available-for-sale investments in our current assets because they are available for use to support current operations. We carry our marketable investments at fair value and record unrealized gains or losses, net of taxes, in accumulated other comprehensive income (loss) in stockholders' equity. We determine realized gains and losses on the sale of marketable investments using a specific identification method and record these and any expected credit losses in other income (expense), net.

Fair value measurements

We account for certain assets and liabilities at fair value, which is the amount we believe market participants would be willing to receive to sell an asset or pay to transfer a liability in an orderly transaction. We categorize these assets and liabilities into the three levels below based on the degree to which the inputs we use to measure their fair values are observable in active markets. We use the most observable inputs available to us when measuring fair value.

• Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets
• Level 2: Observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, or inputs that are derived principally from or corroborated by observable market data or other means
• Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities

Accounts receivable, net of allowances

We record accounts receivable at the original invoiced amount. We maintain an allowance for credit losses for any receivables we may be unable to collect. We estimate uncollectible receivables based on our receivables' age, our customers' credit quality and current economic conditions, among other factors that may affect our customers' ability to pay. We also maintain an allowance for sales credits, which we determine based on historical credits issued to customers. We include the allowances for credit losses and sales credits in accounts receivable, net in the consolidated balance sheets.

Property and equipment

We carry property and equipment at cost less accumulated depreciation and calculate depreciation using the straight-line method over our assets' estimated useful lives, which are generally:

Property and Equipment	Useful Life
Computer and network equipment	3 years
Furniture and fixtures	4 years
Leasehold improvements	Lesser of 10 years or remaining lease term

Leases and operating lease incremental borrowing rate

We lease office space under operating leases with expiration dates through 2035. We determine whether an arrangement constitutes a lease at inception and record lease liabilities and right-of-use assets on our consolidated balance sheets at lease commencement. We measure lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or our incremental borrowing rate, which is the estimated rate we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimate our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to our own. We measure right-of-use assets based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs we incur and (iii) tenant incentives under the lease. We begin recognizing rent expense when the lessor makes the underlying asset available to us, we do not assume renewals or early terminations unless we are reasonably certain to exercise these options at commencement and we do not allocate consideration between lease and non-lease components.

For short-term leases, we record rent expense in our consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Business combinations

We include the results of operations of businesses that we acquire in our consolidated financial statements beginning on their respective acquisition dates. We allocate the fair value of the purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. When the fair value of the purchase consideration exceeds the fair values of the identifiable assets and liabilities acquired, we record the excess as goodwill. Our estimates of fair value are based on assumptions we believe to be reasonable but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets and liabilities acquired with the corresponding offset to goodwill. Any adjustments after the measurement period are reflected in our consolidated statements of operations.

Long-lived assets, including goodwill and intangible assets

We record definite-lived intangible assets at fair value less accumulated amortization. We calculate amortization using the straight-line method over the assets' estimated useful lives of up to ten years.

We review our property and equipment, operating lease right-of-use assets and intangible assets for impairment whenever events or circumstances indicate that an asset's carrying value may not be recoverable. We measure recoverability by comparing an asset's carrying value to the future undiscounted cash flows that we expect it to generate. If this test indicates that the asset's carrying value is not recoverable, we record an impairment charge to reduce the asset's carrying value to its fair value.

We recorded $117.3 million of impairment and abandonment charges for operating lease right-of-use assets and leasehold improvements as part of the restructuring plan for the year ended December 31, 2023. We did not record any other material property and equipment or intangible asset impairments during the periods presented.

We review goodwill for impairment at least annually or more frequently if current circumstances or events indicate that the fair value of our single reporting unit may be less than its carrying value. We did not record any goodwill impairment during the periods presented.

Website development costs

We capitalize costs to develop our website and mobile application when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Due to the iterative process by which we perform upgrades and the relatively short duration of our development projects, development costs meeting our capitalization criteria were not material during the periods presented.

Loss contingencies

We are involved in various lawsuits, claims and proceedings that arise in the ordinary course of business. We record a liability for these when we believe it is probable that we have incurred a loss and can reasonably estimate the loss. We regularly evaluate current information to determine whether we should adjust a recorded liability or record a new one.

Foreign currency

The functional currency of our international subsidiaries is generally their local currency. We translate our subsidiaries' financial statements into U.S. dollars using month-end exchange rates for assets and liabilities and rates that approximate those in effect during the period for revenue and costs and expenses. We record translation gains and losses in accumulated other comprehensive loss in stockholders' equity. We record foreign exchange transaction gains and losses in other income (expense), net. Our net foreign exchange gains and losses were not material for the periods presented.

Concentration of business risk

We have an agreement with Amazon Web Services ("AWS") to provide the cloud computing infrastructure we use to host our website, mobile application and many of the internal tools we use to operate our business. We are currently required to maintain a substantial majority of our monthly usage of certain compute, storage, data transfer and other services on AWS. Any transition of the cloud services currently provided by AWS to another cloud services provider would be difficult to implement and would cause us to incur significant time and expense.

Concentration of credit risk

Financial instruments that may potentially expose us to concentrations of credit risk primarily consist of cash, cash equivalents, marketable securities and restricted cash. Our investment policy is meant to preserve capital and maintain liquidity. The policy limits our marketable investments to investment-grade securities and limits our credit exposure by limiting our concentration in any one corporate issuer or sector and by establishing a minimum credit rating for marketable investments we purchase. Although we deposit cash and marketable investments with multiple financial institutions, our deposits may exceed insurable limits.

No customer accounted for more than 10% of our revenue for the years ended December 31, 2024, 2023 and 2022.

Our accounts receivable are generally unsecured. We monitor our customers' credit quality on an ongoing basis and maintain reserves for estimated credit losses. Bad debt expense was not material for the years ended December 31, 2024, 2023 and 2022.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which requires disclosure of incremental segment information on an annual and interim basis. We adopted ASU 2023-07 retrospectively as of January 1, 2024. Refer to our significant accounting policies above for the impact of adoption.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. ASU 2023-09 will be effective for us beginning January 1, 2025. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. We do not expect adoption to materially affect our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (subtopic 220-40)*, which requires disclosure of disaggregation of certain relevant expenses included in the statements of operations on an annual and interim basis. ASU 2024-03 will be effective for our annual periods beginning January 1, 2027 and interim periods beginning January 1, 2028. The amendments must be applied retrospectively, and early adoption is permitted. We are currently evaluating the effects of adoption on our consolidated financial statements.

2. Cash, cash equivalents and marketable securities

Cash, cash equivalents and marketable securities consist of the following (in thousands):

	December 31, 2024			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash and cash equivalents:				
Cash	$ 111,718	$ —	$ —	$ 111,718
Money market funds	861,824	—	—	861,824
Commercial paper	150,464	1	(9)	150,456
Corporate bonds	8,307	—	(3)	8,304
Certificates of deposit	4,158	—	—	4,158
Total cash and cash equivalents	1,136,471	1	(12)	1,136,460
Marketable securities:				
Corporate bonds	515,301	1,385	(474)	516,212
U.S. treasury securities	425,677	439	(763)	425,353
Commercial paper	260,205	191	(11)	260,385
Certificates of deposit	171,892	151	(22)	172,021
Non-U.S. government and supranational bonds	2,437	1	—	2,438
Total marketable securities	1,375,512	2,167	(1,270)	1,376,409
Total	$ 2,511,983	$ 2,168	$ (1,282)	$ 2,512,869

	December 31, 2023			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash and cash equivalents:				
Cash	$ 220,583	$ —	$ —	$ 220,583
Money market funds	1,032,675	—	—	1,032,675
Commercial paper	106,312	—	(44)	106,268
Certificates of deposit	1,551	—	—	1,551
Corporate bonds	859	—	—	859
Total cash and cash equivalents	1,361,980	—	(44)	1,361,936
Marketable securities:				
Corporate bonds	428,002	1,277	(1,322)	427,957
U.S. treasury securities	336,721	251	(616)	336,356
Commercial paper	200,963	212	(30)	201,145
Certificates of deposit	132,314	152	(9)	132,457
U.S. agency bonds	42,324	3	(77)	42,250
Non-U.S. government and supranational bonds	9,101	1	(119)	8,983
Total marketable securities	1,149,425	1,896	(2,173)	1,149,148
Total	$ 2,511,405	$ 1,896	$ (2,217)	$ 2,511,084

Our allowance for credit losses for our marketable securities was not material as of December 31, 2024 and 2023.

The fair value of our marketable securities by contractual maturity is as follows (in thousands):

	December 31, 2024
Due in one year or less	$ 1,040,147
Due after one to five years	336,262
Total	$ 1,376,409

Net realized gains and losses from sales of available-for-sale securities were not material for any period presented.

3. Fair value of financial instruments

The fair values of the financial instruments we measure at fair value on a recurring basis are as follows (in thousands):

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 861,824	$ —	$ —	$ 861,824
Commercial paper	—	150,456	—	150,456
Corporate bonds	—	8,304	—	8,304
Certificates of deposit	—	4,158	—	4,158
Marketable securities:				
Corporate bonds	—	516,212	—	516,212
U.S. treasury securities	425,353	—	—	425,353
Commercial paper	—	260,385	—	260,385
Certificates of deposit	—	172,021	—	172,021
Non-U.S. government and supranational bonds	—	2,438	—	2,438
Other assets:				
Certificates of deposit	$ —	$ 4,761	$ —	$ 4,761

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 1,032,675	$ —	$ —	$ 1,032,675
Commercial paper	—	106,268	—	106,268
Certificates of deposit	—	1,551	—	1,551
Corporate bonds	—	859	—	859
Marketable securities:				
Corporate bonds	—	427,957	—	427,957
U.S. treasury securities	336,356	—	—	336,356
Commercial paper	—	201,145	—	201,145
Certificates of deposit	—	132,457	—	132,457
U.S. agency bonds	—	42,250	—	42,250
Non-U.S. government and supranational bonds	—	8,983	—	8,983
Prepaid expenses and other current assets:				
Certificates of deposit	—	2,542	—	2,542
Other assets:				
Certificates of deposit	$ —	$ 4,054	$ —	$ 4,054

We classify our marketable securities within Level 1 or Level 2 because we determine their fair values using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

4. Other balance sheet components

Property and equipment, net

Property and equipment, net consists of the following (in thousands):

	December 31,	
	2024	**2023**
Leasehold improvements	$ 78,136	$ 64,326
Furniture and fixtures	22,630	21,077
Computer and network equipment	31,407	26,603
Total property and equipment	132,173	112,006
Less: accumulated depreciation	(89,746)	(90,116)
Construction in progress	3,197	10,335
Property and equipment, net	$ 45,624	$ 32,225

Depreciation expense was $13.9 million, $14.1 million and $21.6 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consists of the following (in thousands):

	December 31,	
	2024	**2023**
Accrued hosting expenses	$ 56,946	$ 53,262
Accrued compensation	52,717	48,924
Accrued legal expenses	47,599	12,081
Operating lease liabilities	34,425	35,666
Deferred revenue	23,387	15,283
Other accrued expenses	99,033	72,816
Accrued expenses and other current liabilities	$ 314,107	$ 238,032

5. Goodwill and intangible assets, net

Goodwill was unchanged for the years ended December 31, 2024 and 2023.

Form 10-K

Intangible assets, net consists of the following (in thousands):

| | December 31, 2024 | | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Useful Life[1]
Acquired technology, patents and other intangibles	$ 39,907	$ (31,065)	$ 8,842	4.9 years
Customer relationships	17,700	(16,666)	1,034	1.6 years
Total intangible assets, net	$ 57,607	$ (47,731)	$ 9,876	

| | December 31, 2023 | | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Useful Life[1]
Acquired technology, patents and other intangibles	$ 39,907	$ (24,246)	$ 15,661	4.9 years
Customer relationships	17,700	(16,126)	1,574	1.6 years
Total intangible assets, net	$ 57,607	$ (40,372)	$ 17,235	

[1] Based on the weighted-average useful life established as of acquisition date.

Amortization expense was $7.4 million, $7.4 million, and $24.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Estimated future amortization expense as of December 31, 2024, is as follows (in thousands):

	Intangible Asset Amortization
2025	$ 5,464
2026	3,424
2027	476
2028	434
2029	78
Thereafter	—
Total	$ 9,876

6. Commitments and contingencies

As of December 31, 2024, our non-cancelable contractual commitments are as follows (in thousands):

	Purchase Commitments	Operating Leases	Total Commitments
2025	$ —	$ 41,288	$ 41,288
2026	—	38,328	38,328
2027	—	30,219	30,219
2028	—	24,059	24,059
2029	—	21,676	21,676
Thereafter	1,110,191	70,195	1,180,386
Total	$ 1,110,191	$ 225,765	$ 1,335,956

Purchase commitments

In April 2021, we entered into a new private pricing addendum with AWS, which governs our use of cloud computing infrastructure provided by AWS. Under the new pricing addendum, we are required to purchase at least $3,250.0 million of cloud services from AWS through April 2029. If we fail to do so, we are required to pay the difference between the

amount we spend and the required commitment amount. As of December 31, 2024, our remaining contractual commitment is $1,110.2 million. We expect to meet our remaining commitment.

Legal matters

We are involved in various lawsuits, claims and proceedings that arise in the ordinary course of business. While the results of legal matters are inherently uncertain, we do not believe there is a reasonable possibility that the ultimate resolution of these matters, either individually or in aggregate, will have a material adverse effect on our business, financial position, results of operations or cash flows.

Revolving credit facility

In October 2022, we replaced the $500.0 million revolving credit facility entered into in November 2018 with an amended and restated five-year $400.0 million revolving credit facility (the "2022 revolving credit facility") that contained an accordion option which, if exercised, would allow us to increase the aggregate commitments by up to $405.0 million provided we are able to secure additional lender commitments and satisfy certain other conditions.

In October 2023, we amended the 2022 revolving credit facility to increase our aggregate commitment to $500.0 million and reduce our accordion option from $405.0 million to $305.0 million. Interest on any borrowings under the 2022 revolving credit facility accrues at either an adjusted term SOFR plus 0.10% and a margin of 1.50% or at an alternative base rate plus a margin of 0.50%, at our election, and we are required to pay an annual commitment fee that accrues at 0.15% per annum on the unused portion of the aggregate commitments under the 2022 revolving credit facility.

The 2022 revolving credit facility also allows us to issue letters of credit, which reduce the amount we can borrow. We are required to pay a fee that accrues at 0.125% per annum on the average aggregate daily maximum amount available to be drawn under any outstanding letters of credit.

The 2022 revolving credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to incur indebtedness, grant liens, make distributions to holders of our stock or the stock of our subsidiaries, make investments or engage in transactions with our affiliates. The 2022 revolving credit facility also contains a financial maintenance covenant: a maximum net leverage ratio of consolidated debt to consolidated EBITDA no greater than 3.50 to 1.00, subject to an increase up to 4.00 to 1.00 for a certain period following an acquisition. The obligations under the 2022 revolving credit facility are secured by liens on substantially all of our domestic assets, including certain domestic intellectual property assets.

Our total borrowing capacity under the revolving credit facility is $500.0 million as of December 31, 2024. We have not issued any letters of credit and are in compliance with all covenants under the 2022 revolving credit facility as of December 31, 2024.

7. Leases

We have entered into various non-cancelable office space operating leases with original lease periods expiring between 2025 and 2035. These do not contain material variable rent payments, residual value guarantees, covenants or other restrictions. Operating lease costs for the years ended December 31, 2024, 2023 and 2022, are as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Lease cost:			
Operating lease cost	$ 41,031	$ 51,044	$ 66,022
Short-term lease cost	1,532	759	2,809
Total	$ 42,563	$ 51,803	$ 68,831

In April 2024, we entered into a sublease agreement with a term of May 2024 through December 2032. Sublease income for the year ended December 31, 2024 was not material.

The weighted-average remaining term of our operating leases was 6.6 years and 7.2 years, and the weighted-average discount rate used to measure the present value of our operating lease liabilities was 5.4% and 5.1% as of December 31, 2024 and 2023, respectively.

Maturities of our operating lease liabilities, which do not include short-term leases, as of December 31, 2024, are as follows (in thousands):

	Operating Leases
2025	$ 41,288
2026	38,328
2027	30,219
2028	24,059
2029	21,676
Thereafter	70,195
Total lease payments	225,765
Less imputed interest	(39,976)
Total operating lease liabilities	$ 185,789

Cash payments included in the measurement of our operating lease liabilities were $50.4 million, $61.8 million and $64.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, we have not entered into any material leases that have not yet commenced.

8. Stockholder's Equity

Equity incentive plan

In June 2009, our board of directors adopted and approved our 2009 Plan, which provides for the issuance of stock options, RSAs and RSUs to qualified employees, directors and consultants. Stock options granted under our 2009 Plan have a maximum life of 10 years and an exercise price not less than 100% of the fair market value of our common stock on the date of grant. RSUs granted under our 2009 Plan have a maximum life of seven years. No shares of our common stock were reserved for future issuance under our 2009 Plan as of December 31, 2024.

Our 2019 Plan became effective upon closing of our IPO and succeeds our 2009 Plan. Our 2019 Plan provides for the issuance of stock options, RSAs, RSUs and other equity- or cash-based awards to qualified employees, directors and consultants. Stock options granted under our 2019 Plan have a maximum life of 10 years and an exercise price not less than 100% of the fair market value of our common stock on the date of grant. 171,858,312 shares of our Class A common stock were reserved for future issuance under our 2019 Plan as of December 31, 2024.

The number of shares of our Class A common stock available for issuance under the 2019 Plan will be increased by the number of shares of our Class B common stock subject to awards outstanding under our 2009 Plan that would, but for the terms of the 2019 Plan, have returned to the share reserves of the 2009 Plan pursuant to the terms of such awards, including as the result of forfeiture, repurchase, expiration or retention by us in order to satisfy an award's exercise price or tax withholding obligations. In addition, the number of shares of our Class A common stock reserved for issuance under our 2019 Plan will automatically increase on the first day of each fiscal year through and including January 1, 2029, in an amount equal to 5% of the total number of shares of our Class A common stock and our Class B common stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors.

Stock option activity

Stock option activity during the year ended December 31, 2024, was as follows (in thousands, except per share amounts):

	Stock Options Outstanding			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value [1]
			(in years)	
Outstanding as of December 31, 2023	13,043	$ 15.41	6.1	$ 282,197
Exercised	(2,643)	8.35		
Forfeited	(10)	2.96		
Outstanding as of December 31, 2024	10,390	$ 17.21	6.2	$ 122,472
Exercisable as of December 31, 2024	6,648	$ 15.67	5.4	$ 88,644

[1] We calculate intrinsic value based on the difference between the exercise price of in-the-money-stock options and the fair value of our common stock as of the respective balance sheet date.

The total grant-date fair value of stock options vested during the years ended December 31, 2024, 2023 and 2022 was $25.2 million, $28.4 million and $9.5 million, respectively. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2024, 2023 and 2022 was $74.4 million, $70.2 million and $180.2 million, respectively.

Restricted stock unit and restricted stock award activity

RSU and RSA activity during the year ended December 31, 2024, was as follows (in thousands, except per share amounts):

	Restricted Stock Units and Restricted Stock Awards Outstanding	
	Shares	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2023	45,099	$ 25.83
Granted	23,636	34.67
Released	(26,149)	28.54
Forfeited	(5,369)	27.28
Outstanding as of December 31, 2024	37,217	$ 29.33

Share-based compensation

Share-based compensation expense during the years ended December 31, 2024, 2023 and 2022, was as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Cost of revenue	$ 14,836	$ 11,117	$ 7,629
Research and development	497,442	422,964	324,161
Sales and marketing	122,149	96,798	99,467
General and administrative	131,368	116,981	65,866
Total share-based compensation	$ 765,795	$ 647,860	$ 497,123

We recognized income tax benefits on share-based compensation expense of $158.7 million for the year ended December 31, 2024, which are reflected in the provision for (benefit from) income taxes on our consolidated statements of operations. No income tax benefits were recognized for the years ended December 31, 2023 and December 31, 2022 due to the valuation allowance on our deferred tax assets.

As of December 31, 2024, we had $1,038.3 million of unrecognized share-based compensation expense, which we expect to recognize over a weighted-average period of 1.8 years.

Form 10-K

Fair value of stock options

No stock options were granted during the years ended December 31, 2024 and 2023. The weighted-average grant-date fair value of stock options granted during the year ended December 31, 2022 was $11.79, which we estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31, 2022
Expected term (in years)	6.1
Risk-free interest rate	3.2 %
Expected volatility	61.1 %
Dividend yield	— %

The key inputs we used in the Black-Scholes model are:

- *Expected term* – The expected term represents the period we expect our share-based awards to be outstanding, which is also the period we used to measure risk-free interest rates and expected volatility. We estimated the expected term using the simplified method as we do not have sufficient historical stock option exercise data.
- *Risk-free interest rate* – We estimated the risk-free interest rate based on zero-coupon U.S. Treasury notes.
- *Expected volatility* – We estimated expected volatility based on a combination of our historical volatility and that of comparable publicly-traded companies.
- *Dividend yield* – We applied a dividend yield of zero because we have never paid or declared dividends, and we have no plan to do so in the foreseeable future.

Stock Repurchase

On February 2, 2023, our board of directors authorized a stock repurchase program of up to $500.0 million our Class A common stock, which we completed in the second quarter of 2023. Under the program, we repurchased and retired 21,215,663 shares of our Class A common stock for an aggregate purchase price of $500.0 million at an average price per share of $23.57.

On September 16, 2023, our board of directors authorized a stock repurchase program of up to $1.0 billion of our Class A common stock (the "September 2023 program"). During the year ended December 31, 2024, we repurchased and retired 15,894,701 shares of our Class A common stock for an aggregate purchase price of $500.0 million at an average price per share of $31.46 under the September 2023 program.

In November 2024, our board of directors authorized a new stock repurchase program of up to$2.0 billion of our Class A common stock (the "November 2024 program") and canceled the September 2023 program under which $500.0 million had remained available for repurchase. Under the November 2024 program, we are authorized to repurchase, from time-to-time, shares of our Class A common stock through open market purchases, in privately negotiated transactions or in such other manner as permitted by securities law and as determined by management at such time and in such amounts as management may decide. The November 2024 program does not obligate us to repurchase any specific number of shares and may be modified, suspended or discontinued at any time. The timing, manner, price and amount of any repurchases are determined by management in its discretion and depend on a variety of factors, including legal requirements, price and economic and market conditions. During the year ended December 31, 2024, we repurchased and retired 19,125,363 shares of our Class A common stock for an aggregate purchase price of $600.2 million at an average price per share of $31.38 under the September 2023 and November 2024 programs. As of December 31, 2024, $1,899.8 million remained available for repurchases under the November 2024 program.

9. Net income (loss) per share

We present net income (loss) per share using the two-class method required for multiple classes of common stock. Holders of our Class A and Class B common stock have identical rights except with respect to voting, conversion and transfer rights and therefore share equally in our net income or losses.

We calculate basic net income (loss) per share by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period.

Diluted net income (loss) per share gives effect to all potential shares of common stock, including stock options, RSAs and RSUs to the extent these are dilutive. The calculation of diluted net income (loss) of Class A common stock assumes the

conversion of our Class B common stock to Class A common stock, while the diluted net income (loss) of Class B common stock does not assume the conversion of those shares to Class A common stock.

We calculated basic and diluted net income (loss) per share as follows (in thousands, except per share amounts):

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Class A	Class B	Class A	Class B	Class A	Class B
Basic net income (loss) per share:						
Numerator:						
Net income (loss)	$ 1,633,901	$ 228,205	$ (30,937)	$ (4,673)	$ (83,110)	$ (12,937)
Denominator:						
Weighted-average shares used in computing net income (loss) per share, basic	595,639	83,192	586,109	88,532	576,061	89,671
Basic net income (loss) per share	$ 2.74	$ 2.74	$ (0.05)	$ (0.05)	$ (0.14)	$ (0.14)
Diluted net income (loss) per share:						
Numerator:						
Net income (loss)	$ 1,633,901	$ 228,205	$ (30,937)	$ (4,673)	$ (83,110)	$ (12,937)
Reallocation of net income as a result of conversion of Class B to Class A common stock	228,205	—	—	—	—	—
Reallocation of net income to Class B common stock	—	(6,387)	—	—	—	—
Diluted net income (loss)	$ 1,862,106	$ 221,818	$ (30,937)	$ (4,673)	$ (83,110)	$ (12,937)
Denominator:						
Weighted-average shares used in computing net income (loss) per share, basic	595,639	83,192	586,109	88,532	576,061	89,671
Conversion of Class B to Class A common stock	83,192	—	—	—	—	—
Weighted average effect of dilutive potential common stock	19,545	—	—	—	—	—
Weighted-average shares used in computing net income (loss) per share, diluted	698,376	83,192	586,109	88,532	576,061	89,671
Diluted net income (loss) per share	$ 2.67	$ 2.67	$ (0.05)	$ (0.05)	$ (0.14)	$ (0.14)

Basic net income (loss) per share is the same as diluted net income (loss) per share for the periods we reported net losses. We excluded the following weighted-average potential shares of common stock from our calculation of diluted net income (loss) per share because these would be anti-dilutive (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Outstanding stock options	—	14,463	17,405
Unvested restricted stock units and restricted stock awards	7,980	53,228	52,256
Total	7,980	67,691	69,661

Form 10-K

10. Income taxes

The components of income (loss) before provision for (benefit from) income taxes are as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
United States	$ 317,169	$ 20,713	$ 29,108
Foreign	(29,564)	(37,153)	(115,052)
Income (loss) before provision for (benefit from) income taxes	$ 287,605	$ (16,440)	$ (85,944)

Provision for (benefit from) income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Current:			
Federal	$ 7,671	$ 7,833	$ 1,681
State	10,533	6,698	7,385
Foreign	7,729	6,477	4,381
Total current tax expense	25,933	21,008	13,447
Deferred:			
Federal	(1,434,298)	6	(1,861)
State	(162,684)	3	(356)
Foreign	(3,452)	(1,847)	(1,127)
Total deferred tax expense (benefit)	(1,600,434)	(1,838)	(3,344)
Provision for (benefit from) income taxes	$ (1,574,501)	$ 19,170	$ 10,103

The difference between income taxes computed at the statutory federal income tax rate and the provision for (benefit from) income taxes is attributable to the following (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Tax at U.S. statutory rate	$ 60,397	$ (3,453)	$ (18,048)
State income taxes, net of benefit	(120,204)	5,111	5,502
Foreign operations	12,007	17,721	29,855
Permanent book/tax differences	1,171	692	3,671
Share-based compensation	(23,019)	(18,925)	(20,663)
Change in valuation allowance	(1,421,323)	111,497	62,048
Tax credits	(83,587)	(93,887)	(52,319)
Other	57	414	57
Provision for (benefit from) income taxes	$ (1,574,501)	$ 19,170	$ 10,103

The primary difference between our benefit from income taxes and the expected tax at the US federal statutory rate is the release of our valuation allowance on our U.S. federal and state, excluding California, deferred tax assets for the year ended December 31, 2024. The primary difference between our provision for income taxes and the expected tax at the US federal statutory rate is the full valuation allowance we have established on our federal, state and foreign net operating losses and credits and for the years ended December 31, 2023 and December 31, 2022. All periods presented include the effects of the capitalization and amortization of research and development expenses as required by the 2017 Tax Cuts and Jobs Act.

Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2024	2023
Deferred tax assets:		
Net operating loss carryforwards	$ 524,598	$ 751,273
Research tax credits	677,104	570,061
Reserves, accruals, and other	33,312	26,855
Lease obligation	41,493	44,676
Share-based compensation	33,793	30,146
Research capitalization and amortization	623,368	411,113
Total deferred tax assets	1,933,668	1,834,124
Less: valuation allowance	(322,070)	(1,821,027)
Deferred tax assets, net of valuation allowance	1,611,598	13,097
Deferred tax liabilities:		
Depreciation and amortization	(6,394)	(7,467)
Prepaid expenses	(2,665)	(2,682)
Total deferred tax liabilities	(9,059)	(10,149)
Deferred tax assets (liabilities)	$ 1,602,539	$ 2,948

We regularly assess the need for a valuation allowance on our deferred tax assets. Based on our analysis of both positive and negative evidence, we concluded that it is more likely than not that our U.S. federal and state, excluding California, deferred tax assets will be realizable due to our demonstrated sustained profitability and continued forecasted income. We continue to maintain a valuation allowance on our California deferred tax assets due to uncertainty regarding realizability of these deferred tax assets. As a result of the valuation allowance release, we recognized a deferred tax benefit of $1,597.0 million for U.S. federal and state, excluding California, deferred tax assets for December 31, 2024. The decrease of $1,499.0 million in valuation allowance compared to December 31, 2023 was also primarily driven by the release.

Due to our history of losses, we believe it is more likely than not that our Irish deferred tax assets will not be realized as of December 31, 2024. Accordingly, we continue to maintain a valuation allowance on our Irish deferred tax assets.

As of December 31, 2024, we had federal, California and other state net operating loss carryforwards of $1,909.5 million, $554.3 million and $1,549.9 million, respectively. Our federal carryforwards do not expire. If not utilized, our California and other state carryforwards will begin to expire in 2028 and 2025, respectively. Utilization of our net operating loss carryforwards may be subject to annual limitations due to the ownership change limitations provided by Section 382 of the Internal Revenue Code and similar state provisions. Our net operating loss carryforwards could expire before utilization if subject to annual limitations. As of December 31, 2024, we had $202.0 million and $7.3 million of Irish and Other Foreign net operating loss carryforwards, respectively, that can be carried forward indefinitely.

As of December 31, 2024, we had federal, California, and foreign research and development credit carryforwards of $603.8 million, $428.9 million and $1.8 million, respectively. If not utilized, our federal and foreign carryforwards will begin to expire in 2039 and 2043, respectively. Our California carryforwards do not expire.

Changes in gross unrecognized tax benefits were as follows (in thousands):

	Gross Unrecognized Tax Benefits
Balance as of December 31, 2022	$ 239,938
Increases for tax positions of prior years	3,736
Decreases for tax positions of prior years	(119)
Increases for tax positions of current year	44,377
Audit settlement	(37,027)
Balance as of December 31, 2023	$ 250,905
Increases for tax positions of prior years	6,545
Decreases for tax positions of prior years	(196)
Increases for tax positions of current year	56,819
Audit settlement	—
Balance as of December 31, 2024	$ 314,073

Recognizing the $314.1 million of gross unrecognized tax benefits we had as of December 31, 2024 would affect our effective tax rate by $178.3 million. The remaining $135.8 million of gross unrecognized tax benefits would be offset by the reversal of related deferred tax assets, which primarily are subject to a full valuation allowance. We do not expect our gross unrecognized tax benefits to change significantly within the next 12 months. We recognize interest and penalties related to uncertain tax positions in provision for income taxes. Accrued interest and penalties are not material as of December 31, 2024 and 2023.

We are subject to taxation in the U.S. and various other state and foreign jurisdictions. As we have net operating loss carryforwards for U.S. federal and state jurisdictions, the statute of limitations is open for all tax years. For material foreign jurisdiction, the tax years open to examination include the years 2019 and forward.

11. Geographical information

Revenue disaggregated by geography based on our customers' billing addresses is as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
U.S. and Canada[1]	$ 2,739,887	$ 2,350,188	$ 2,264,640
Europe[2]	601,187	501,290	410,516
Rest of World	305,092	203,593	127,418
Total revenue	$ 3,646,166	$ 3,055,071	$ 2,802,574

[1] United States revenue was $2,612.1 million, $2,226.3 million and $2,144.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. No individual country other than the United States exceeded 10% of our total revenue for any period presented.

[2] Europe includes Russia and Turkey.

Property and equipment, net and operating lease right-of-use assets by geography is as follows (in thousands):

	December 31,	
	2024	2023
United States	$ 74,623	$ 66,335
Ireland	24,201	18,658
Mexico	7,800	12,835
International[1]	24,867	26,516
Total property and equipment, net and operating lease right-of-use assets	$ 131,491	$ 124,344

[1] Other than the United States, Ireland and Mexico, no other country exceeded 10% of our total property and equipment, net and operating lease right-of-use assets for any period presented.

Form 10-K

Item 9. Changes in and disagreements with accountants on accounting and financial disclosure

None.

Item 9A. Controls and procedures

Evaluation of disclosure controls and procedures

Our management, with the participation of our chief executive officer ("CEO") and chief financial officer ("CFO"), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act")), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our CEO and CFO have concluded that as of December 31, 2024, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission ("SEC"), and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the assessment, management has concluded that its internal control over financial reporting was effective as of December 31, 2024 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in internal control over financial reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(d) and 15d-15(d) under the Exchange Act) during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on effectiveness of controls and procedures

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Item 9B. Other information

During the last fiscal quarter, our directors and section 16 officers entered into or terminated the following Rule 10b5–1 trading arrangements, the material terms of which are summarized below:

(1) On November 20, 2024, Andrea Acosta, our Chief Accounting Officer, adopted a trading plan intended to satisfy Rule 10b5-1(c) under the Exchange Act ("Rule 10b5-1(c)") to sell, between February 24, 2025 and February 19, 2026, (a) up to 5,128 shares of our Class A common stock and (b) up to the net shares of our Class A common stock to be issued to Ms. Acosta after the satisfaction of applicable taxes following the vesting and settlement of 64,702 RSUs.

(2) On December 4, 2024, Julia Brau Donnelly, our Chief Financial Officer, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell, between March 7, 2025 and March 2, 2026, up to the net shares of our Class A common stock to be issued to Ms. Donnelly after the satisfaction of applicable taxes following the vesting and settlement of 317,154 RSUs.

(3) On December 12, 2024, Matthew Madrigal, our Chief Technology Officer, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell, between March 17, 2025 and September 12, 2025, (a) up to 40,000 shares of our Class A common stock and (b) up to the net shares of our Class A common stock to be issued to Mr. Madrigal after the satisfaction of applicable taxes following the vesting and settlement of 108,330 RSUs.

(4) On December 13, 2024, Benjamin Silbermann, our Co-Founder and Non-Executive Chair of the Board of Directors, adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell, between March 19, 2025 and April 9, 2026, up to 4,000,000 shares of our Class A common stock.

(5) On December 13, 2024, SFTC LLC adopted a trading plan intended to satisfy Rule 10b5-1(c) to sell, between March 19, 2025 and April 9, 2026, up to 900,000 shares of our Class A common stock. SFTC LLC is owned by The Silbermann 2012 Irrevocable Trust, the beneficiaries of which include certain of Mr. Silbermann's immediate family members. Mr. Silbermann is deemed not to be a beneficial owner of the shares held by the SFTC LLC.

Item 9C. Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

Part III

Item 10. Directors, executive officers and corporate governance

The information required by this item is incorporated by reference to the sections titled "Election of directors", "Corporate governance", "Executive officers," "Executive compensation" and, as applicable, "Delinquent section 16(a) reports" that will be included in our Definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission (SEC) within 120 days of December 31, 2024 (the "2025 Proxy Statement").

Item 11. Executive compensation

The information required by this item is incorporated by reference to the sections titled "Executive compensation" and "Director compensation" that will be included in our 2025 Proxy Statement.

Item 12. Security ownership of certain beneficial owners and management and related stockholder matters

The information required by this item is incorporated by reference to the sections titled "Security ownership of certain beneficial owners and management" and "equity compensation plan information" that will be included in our 2025 Proxy Statement.

Item 13. Certain relationships and related transactions, and director independence

The information required by this item is incorporated by reference to the sections titled "Election of directors" and "Other matters" that will be included in our 2025 Proxy Statement.

Item 14. Principal accountant fees and services

The information required by this item is incorporated by reference to the section titled "Audit matters" that will be included in our 2025 Proxy Statement.

Part IV

Item 15. Exhibits and financial statement schedules

The following documents are filed as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

The consolidated financial statements are filed as part of this Annual Report on Form 10-K under "Item 8. Financial Statements and Supplementary Data."

2. Financial Statement Schedules

Financial statement schedules are omitted because they are either not applicable or the information required is presented in the financial statements and notes thereto under "Item 8. Financial Statements and Supplementary Data."

3. Exhibits

The exhibits listed in the following Exhibit Index are filed, furnished, or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the Company.	8-K	001-38872	3.2	April 23, 2019
3.2	Certificate of Change of Registered Agent.	8-K	001-38872	3.1	November 19, 2024
3.3*	Amended and Restated Bylaws of the Company.				
4.1	Description of our Common Stock.	10-K	001-38872	4.2	February 7, 2020
4.2	Form of Indenture.	10-K	001-38872	4.3	February 3, 2022
10.1+	Form of Indemnification Agreement between the Company and each of its directors and executive officers.	S-1/A	333-230458	10.1	April 8, 2019
10.2+	Form of Executive Severance & Change in Control Agreement (CEO).	S-1/A	333-230458	10.14	April 8, 2019
10.3+	Form of Amended and Restated Executive Severance & Change in Control Agreement (Non-CEO).	10-K	001-38872	10.3	February 3, 2022
10.4+	Confidential Information and Invention Assignment Agreement by and between Cold Brew Labs Inc. and Benjamin Silbermann, dated as of October 28, 2008.	S-1/A	333-230458	10.4	March 29, 2019
10.5+	Pinterest, Inc. 2009 Stock Plan, as amended.	S-1	333-230458	10.7	March 22, 2019
10.6+	Pinterest, Inc. 2009 Stock Plan Notice of Stock Option Grant and Stock Option Agreement by and between the Company and Benjamin Silbermann, dated as of April 25, 2013.	S-1	333-230458	10.8	March 22, 2019
10.7+	Form of Pinterest, Inc. 2009 Stock Plan Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement.	S-1	333-230458	10.9	March 22, 2019
10.8+	Pinterest, Inc. 2019 Omnibus Incentive Plan.	S-1/A	333-230458	10.11	March 29, 2019
10.9+	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Restricted Stock Unit Grant Notice and Agreement.	S-1/A	333-230458	10.12	April 8, 2019
10.10+	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Restricted Stock Grant Notice and Agreement.	10-K	001-38872	10.14	February 7, 2020
10.11+	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Stock Option Grant Notice and Agreement.	10-K	001-38872	10.15	February 7, 2020
10.12+	Non-Employee Director Compensation Policy.	10-Q	001-38872	10.1	April 30, 2024
10.13+	Pinterest, Inc. 2009 Stock Plan Notice of Stock Option Grant and Stock Option Agreement.	S-8	333-230999	4.3	April 23, 2019
10.14+	Consulting Agreement dated October 13th, 2021 and effective October 15, 2021, Evan Sharp.	10-Q	001-38872	10.2	November 4, 2021
10.15+	Offer Letter, dated June 22, 2022, between Pinterest, Inc. and William Ready.	8-K	001-38872	10.1	June 28, 2022

10.16+	Executive Severance and Change in Control Agreement, dated June 23, 2022 between Pinterest, Inc. and William Ready.	8-K	001-38872	10.2	June 28, 2022
10.17+	Transition Letter, dated June 22, 2022 between Pinterest, Inc. and Ben Silbermann.	8-K	001-38872	10.3	June 28, 2022
10.18+	Pinterest, Inc. 2019 Omnibus Incentive Plan Stock Option Grant Notice and Agreement by and between Pinterest, Inc. and William Ready, dated as of June 29, 2022.	10-Q	001-38872	10.4	August 1, 2022
10.19+	Pinterest, Inc. 2019 Omnibus Incentive Plan Restricted Stock Award Grant Notice and Agreement by and between Pinterest, Inc. and William Ready, dated as of August 31, 2022.	10-Q	001-38872	10.1	October 27, 2022
10.20+	Offer Letter, dated November 14, 2022, between Pinterest, Inc. and Wanji Walcott.	10-K	001-38872	10.25	February 6, 2023
10.21+	Offer Letter, dated May 24, 2023, between Pinterest, Inc. and Julia Brau Donnelly.	8-K	001-38872	10.1	May 30, 2023
10.22+	Pinterest, Inc. Severance Plan for Certain Employees.	10-Q	001-38872	10.1	October 30, 2023
10.23	Revolving Credit Agreement, by and among the Company, the Guarantors and JP Morgan Chase Bank, N.A., as administrative agent, dated as of October 25, 2022.	10-Q	001-38872	10.2	October 27, 2022
10.24	First Amendment to Revolving Credit and Guaranty Agreement, by and among the Company, the Guarantors and JP Morgan Chase Bank, N.A., as administrative agent, dated as of October 19, 2023.	10-Q	001-38872	10.2	October 30, 2023
10.25	Cooperation Agreement, dated December 6, 2022, by and among Elliott Associates, L.P., Elliott International L.P. and Pinterest, Inc.	8-K	001-38872	10.1	December 6, 2022
10.26+*	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Performance-Based Restricted Stock Unit Grant Notice and Agreement.				
10.27+*	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Performance-Based Restricted Stock Unit Grant Notice and Agreement (rTSR).				
10.28+*	Offer Letter, dated May 17, 2024, between Pinterest, Inc. and Matthew Madrigal.				
19.1*	Pinterest, Inc. Insider Trading Policy.				
21.1*	List of Subsidiaries of Pinterest, Inc.				
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.				
24.1*	Power of Attorney.				
31.1*	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1**	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1	Pinterest, Inc. Clawback Policy.	10-K	001-38872	97.1	February 8, 2024
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).				
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.				
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.				
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.				
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).				

+ Indicates a management contract or compensatory plan

* Filed herewith

** Furnished herewith

Item 16. Form 10-K summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

PINTEREST, INC.

Date: February 6, 2025

By: /s/ Julia Brau Donnelly

Julia Brau Donnelly

Chief Financial Officer

(Principal Financial Officer)

91

Power of attorney

The undersigned directors and officers of Pinterest, Inc. hereby constitute and appoint William Ready, Julia Brau Donnelly and Wanjiku Walcott, and each of them, any of whom may act without joinder of the other, the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ William Ready William Ready	Chief Executive Officer (Principal Executive Officer)	February 6, 2025
/s/ Chip Bergh Chip Bergh	Director	February 6, 2025
/s/ Salaam Coleman Smith Salaam Coleman Smith	Director	February 6, 2025
/s/ Leslie J. Kilgore Leslie J. Kilgore	Director	February 6, 2025
/s/ Jeremy S. Levine Jeremy S. Levine	Director	February 6, 2025
/s/ Gokul Rajaram Gokul Rajaram	Director	February 6, 2025
/s/ Fredric G. Reynolds Fredric G. Reynolds	Director	February 6, 2025
/s/ Scott Schenkel Scott Schenkel	Director	February 6, 2025
/s/ Benjamin Silbermann Benjamin Silbermann	Director	February 6, 2025
/s/ Marc Steinberg Marc Steinberg	Director	February 6, 2025
/s/ Andrea Wishom Andrea Wishom	Director	February 6, 2025
/s/ Julia Brau Donnelly Julia Brau Donnelly	Chief Financial Officer (Principal Financial Officer)	February 6, 2025
/s/ Andrea Acosta Andrea Acosta	Chief Accounting Officer (Principal Accounting Officer)	February 6, 2025



Headquarters
651 Brannan Street
San Francisco, California 94107
(415) 762-7100

Investor Relations Website
investor.pinterestinc.com